

WILSON
Bank & Trust

2025 Annual Report



Here to get
you *there.*



2025 By the Numbers*

32
Full-Service Locations

650
Employees

10
Counties

Founded in 1987, Wilson Bank & Trust is a full-service community bank committed to providing equal access to credit for everyone. Taking a personal approach to business, Wilson Bank & Trust offers customized banking needs for customers across the region. With 32 offices in ten counties, we remain local, independent and dedicated to serving our communities, neighbors, and friends.

*As of January 1, 2026

WILSON Bank & Trust

2 Leadership Insights:
A Year Defined by Momentum and Opportunity



6 How Wilson Bank & Trust Elevated Talent Services in 2025

Internal Spotlight:
7 Amelia Vance Discusses Business Banking Strategy

Small Business Spotlight:
Where Ralph's Donuts and WBT Connect



8

A Banking Partner that Keeps Pace
How Grade A Construction & WBT Stay Lockstep



10

12 Built on Trust, Structured for Growth
A Relationship-First Approach to Creative Enterprise



TENN PROPERTIES
Building Community, Opportunity, and Growth with Wilson Bank & Trust

14

COMMUNITY INVESTMENT & IMPACT

16

  

16 Beyond Banking:
We're Here for You and Your Financial Future

WBT WEALTH MANAGEMENT | **RAYMOND JAMES**

Community Connections:
Partnership with THW Insurance Services, LLC



17

WILSON BANK HOLDING CO.

Financial Section

Leadership Insights:

A Year Defined by Momentum and Opportunity

As we reflect on 2025, Wilson Bank & Trust continues to demonstrate the strength, resilience, and steadfast leadership that have shaped our story for nearly four decades. This year brought meaningful progress across our markets, which we believe further solidifies our position as a stable banking partner in a rapidly evolving financial landscape. Even amid shifting economic conditions and industry disruption, our focus has remained clear: serve our communities exceptionally well, steward our resources wisely, and prepare confidently for the future.

Through each quarter of 2025, we witnessed encouraging signs of growth and stability—growth fueled not by chance, but by the consistency of our people, the trust of our customers, and the disciplined strategies guiding our work. Our long term approach continued to deliver measurable results, including another year of healthy, upward stock performance. Whether navigating interest rate changes, meeting new expectations for digital engagement, or welcoming families, businesses, and new relationships who sought a new banking relationship during a time of industry uncertainty, our commitment to being a bank built on trust endured.

Built on Values That Endure

Since our founding, unwavering reliability has remained a guidepost—and this year proved once again how deeply that value resonates. As many customers across the region reconsidered their banking relationships, they sought out institutions that combine stability with genuine care and local decision making. Many found this and more at WBT.

Our approach continues to be grounded in the qualities that define us: Trust, Heart, Understanding, Commitment, Responsibility, and Confidence. These values guided us as we helped customers navigate economic shifts, respond to new opportunities, and move forward with clarity and confidence.

"2025 was a year that affirmed the strength of our foundation and the clarity of our direction. In a time of change across our industry, WBT continued to grow by staying true to who we are - putting relationships first, managing our resources with discipline, and investing thoughtfully with a focus on our people and communities."

John C. McDearman, III
Chief Executive Officer
Wilson Bank & Trust

"Our focus remains on steady execution—meeting of our customers' needs, strengthening our markets, and investing wisely for the long haul. Through continued progress and disciplined growth, we believe we're building a strong bank positioned well for the future."

John Foster
President
Wilson Bank & Trust



Population growth and business migration across Tennessee continue to expand our footprint, bringing local banking to growing communities.

Strength in Performance and Strategic Progress

Across 2025, our financial performance reflected healthy momentum, with year over year growth in assets, loans, and deposits. These gains reflect disciplined decision making and the steady demand for relationship based banking—an advantage that becomes even more pronounced when the broader environment is marked by volatility.

This same momentum was evident in our competitive positioning. In Rutherford County— a dynamic and rapidly expanding market—our team delivered one of the most significant market share gains in our history. We advanced from the 7th largest bank in the county by deposits to the 3rd in 2025, demonstrating meaningful progress in a market that remains essential to our long-term growth strategy.

At the same time, we advanced long-term strategic priorities that should continue to strengthen our foundation:

- **Exceptional Customer Experience**
- **Technology & Digital Innovation**
- **Investment in Our Talent**
- **Process & Operational Improvement**

Economic and Industry Trends Shaping the Year Ahead

The economic landscape continues to shift, with interest rate decreases beginning to show early signs of adjustment across markets. Future movements remain uncertain, but we are focused on sound financial stewardship that we believe will ensure we remain prepared for a range of scenarios.

Across the banking industry, notable disruptions have created opportunities for institutions like ours—banks that demonstrate consistency and prioritize long term relationships. As some competitors navigate instability or strategic realignment, more customers have turned to WBT for a steady, trusted experience.

Technology, regulation, and customer expectations continue to evolve as well. Digital banking adoption remains at an all time high, but customers still value in-person service for complex needs and guidance. Our ability to provide both—efficient digital access and genuine personal support—positions WBT as a dependable partner in an increasingly complex environment.

A Bank Moving Forward With Confidence

As we enter a new year, we do so with gratitude—for our shareholders, who support our mission and vision; for our customers, who trust us to guide their financial decisions; and for our employees, whose commitment and care remain the heart of this institution.

WBT stands strong, not by standing still, but by consistently choosing to do what is right: putting people first, adapting thoughtfully, and leading with purpose. With a strong foundation, a clear vision, and an unwavering commitment to reliability, we look forward to the opportunity, progress, and shared success that we believe lie ahead.

Sincerely.

John C. McDearman, III
President/CEO
Wilson Bank Holding Company

John Foster
President
Wilson Bank & Trust



In 2025 WBT moved from 7th to 3rd in Rutherford County market share.

*per annual FDIC Summary of Deposits report dated 06/2025

% Growth from 2024 to 2025 in Rutherford County

2025 Deposits

$798.3M

23.28%

Growth in Deposits from June 2024 to June 2025

2025 Loans

$658M

4.06%

Growth in Loans from June 2024 to June 2025

"As Rutherford County grows, so does our presence. **We're proud of the market share we've earned by being the same trusted, welcoming partner for new neighbors and businesses choosing to call this community home.**"

Taylor Walker
Chief Lending Officer

Talent Management:

A Focus on Our People, Powering Every Service Experience

In 2025, Wilson Bank & Trust (WBT) strategically strengthened its people strategy by merging Human Resources, Learning & Development, and Culture & Engagement into a single Talent Services function. This change reflects one of WBT's guiding beliefs: strong people build strong communities.

Patty Hoppenstedt, who joined as Chief Human Resources Officer in early 2025, immediately recognized the bank's deep-rooted culture—community-focused, relational, and service-driven—evident both outside the organization and within the company. As WBT expanded into new markets and grew to over 650 employees, it became clear that its people-systems needed to evolve to match its growth. "We're not building for where we were—we're building for where we're going," Patty said, highlighting the forward-looking approach guiding the bank's transformation.

Externally, 2025 brought rapid industry shifts, including changing customer expectations and fierce competition for talent. Internally, this presented an opportunity to establish an even more unified, modern process that should support future growth while maintaining authenticity. As Patty put it, "We can grow without losing who we are," underscoring WBT's commitment to preserving its values even as it evolves.

93% Employees Proud to Work for WBT

(2025 Engagement Survey Results)

"We can grow without losing who we are."

Patty Hoppenstedt
Chief Human Resources Officer

Previously, HR, Learning & Development, and Culture & Engagement operated separately, limiting collaboration and strategic development. By unifying these functions under one leadership team, WBT improved alignment, developed processes, and built systems capable of scaling with the bank. The result for customers and shareholders is clear: as WBT grows, it should ensure reliability and consistent service rooted in its longstanding values.

This integrated approach also benefits new employees, providing clarity, support, and a strong sense of belonging—reinforcing the service standards customers expect. Looking forward, WBT's Talent Services strategy is guided by a three-to-five-year roadmap focused on building foundational systems, scaling programs, and refining them as the bank continues to grow.

By investing in its people, WBT is strengthening its culture, capability, and consistency, laying the groundwork for its next era of growth and success.

Business Banking:

Where Relationship Leads, Better Customer Experience Follows

"We're willing to learn. We're willing to evolve. And above all, we truly care about the people and businesses who trust us. **That's what makes Wilson Bank & Trust a partner—not just a provider.**"

Amelia Vance
Chief Experience Officer

In 2025, Wilson Bank & Trust made a strategic decision to evaluate and reassess its approach to business banking. With digital expectations rising and small businesses rapidly expanding, the bank recognized the need to ensure its offerings truly serve today's business owners. Chief Experience Officer Amelia Vance captured this mindset, noting, "Banking is evolving, and so are the businesses we serve. Small business owners are balancing more than ever, and they're looking for clarity and a partner who grows with them."

This reflection began with building on strong customer relationships. "Our insights didn't come from probing questions," Vance said. "They came from conversations—knowing our customers, understanding how they operate, and listening over time." Yet, to design the future of its business banking, Wilson Bank & Trust also sought guidance, partnering with external expertise, for a comprehensive review of its value proposition, product suite, and competitive position.

The findings were encouraging: treasury management and mid-market/commercial products were highly competitive. However, the analysis revealed two significant

gaps—dedicated small business and nonprofit checking accounts. Vance reflected, "Had we offered those products, we would have ranked number one including national banks, regional financial institutions, and local competitors." Instead of viewing these as shortcomings, the bank saw opportunity and direction.

In 2026, Wilson Bank & Trust will launch new deposit products tailored to small businesses and nonprofits, alongside enhancements to its digital banking experience. These improvements will deliver a user-friendly interface combined with business-specific tools, such as reporting, payment options, and operational features that matter most to these customers. The bank is also increasing its focus on personal relationships, centered entirely on understanding and supporting the customer's unique journey.

Through these efforts, the bank aims to simplify financing, provide robust digital tools, and equip

entrepreneurs with valuable resources, ultimately driving growth for businesses and local communities. "We're willing to learn. We're willing to evolve. And above all, we truly care about the people and businesses who trust us," Vance affirmed. "That's what makes Wilson Bank & Trust a partner—not just a provider."



#3 Largest Small Business Lender

(Nashville Business Journal as of Sept. 2025)



WILSON BANK HOLD

A PLACE TO BELONG

Where Ralph's Donuts & WBT Connect

In the heart of Cookeville, Tennessee, Ralph's Donuts is much more than a bakery—it's a living time capsule, a gathering place, and a testament to the harmony between tradition and thoughtful innovation. Owners John and Sandy MacDonald took an unconventional path to stewardship: John, originally from Michigan, left a successful pipeline career for the uncertainties of small business ownership, while Sandy, a Tennessee native, had never even visited the donut shop before they purchased it. Their leap of faith was fueled by a desire to build a life focused on family, generosity, and community connection.

"Philip was all in from day one. And that's what really pushed us into WBT being our main bank."

JOHN MACDONALD

The shop's décor has remained largely unchanged since 1962, cherished recipes have stood the test of time, and even the original door lasted until recently. The stools may have multiplied, but the spirit is unchanged. Regulars form their own clubhouse, each with a nickname and story. "If I picked this whole building up and moved it 50 feet that way, it wouldn't be the same," John insists, underscoring the importance of place and belonging.



At the heart of Ralph's are its people. Employees are treated like family, with intentional support for their lives inside and outside the shop. Technology is used sparingly, only to enhance service—ensuring coffee refills, recognizing regular orders, and nurturing the warm familiarity that defines Ralph's. "It doesn't take long to become a regular, and we figure out what you want. Where else do you get that anymore?" John asks.

Ralph's Donuts is also a story of partnership, grounded in the belief that relationships come before transactions. When John and Sandy set out to buy Ralph's, they found enthusiasm and guidance from Philip Clemmons, Putnam County Market Leader. "Philip was all in from day one. And that's what really pushed us into WBT being our main bank," John recalls.

As their relationship with Wilson Bank & Trust deepened, John and Sandy became shareholders, investing in the bank that was investing in them. They actively monitor the stability of WBT's stock, considering it a meaningful part of their personal portfolio—an extension of the confidence they've gained through firsthand experience. Their advocacy is genuine, with each regularly encouraging customers and employees to bank, and build face-to-face relationships with the bank. "We promote Wilson Bank because they've always been here for us," John says.

They also appreciate WBT's intentional approach to innovation—embracing the right modernization while maintaining the personal connection that defines the bank's reputation. This approach reflects Ralph's philosophy to scale thoughtfully, honor what people value most, and keep relationships at the center.

For WBT, supporting Ralph's Donuts means investing in the people, traditions, and values that make local businesses the cornerstones of their communities. "We want to be part of a business's story and understand the passion behind its success," says Philip Clemmons. This partnership exemplifies thousands like it for WBT—built on mutual respect and a commitment to helping businesses thrive.

The pandemic in 2020 tested Ralph's resolve, but the community rallied. Drive-thru lines stretched for blocks and sales surged. John and Sandy streamlined operations without sacrificing the traditions that define them. Employees were retained, and the culture adapted just enough to welcome both old and new. Ralph's remains known for its secret menu items, legendary Christmas cookies, and a spirit of generosity, often donating leftovers to local first responders and surprising Tennessee Tech students with free dozens. "We're givers. We want to give back and have often lived by the motto: we are going to give this business away," Sandy says.

Ralph's Donuts evokes the feeling of simpler times—a place where everyone knows your name and newcomers are quickly welcomed. Styrofoam cups replace cell phones, and eye contact replaces distraction, with smiles and nods exchanged across the room. Relationships, generosity, and authenticity form the shop's legacy. At the heart of its continued success there is a banking partner committed to being fully immersed in their story.





Beazer Homes: Herrington Property, Mt. Juliet, TN

Left to Right: Kathy McNeal (Vice President of Finance), Rachelle Reigard (Founder/President), John Hayman (Vice President of Estimating) Mandy Gillespie (Accounts Payable Manager), Not Photographed: Kris Neely (Vice President of Construction) and Lance Lannom (Vice President of Operations)

A BANKING PARTNER THAT
How Grade A Construction & WBT

Thirteen years ago, Grade A Construction began in a small reconfigured house in Lebanon with just a handful of employees and three dump trucks. Today, they operate out of a state of the art headquarters, managing 180 field employees and 30 office team members, and have grown a fleet of 25 trucks—with 15 more on the way. Their story is one of grit, smart timing, and a leadership team whose trust in one another has fueled remarkable growth. Woven into their story is Wilson Bank & Trust, a reliable banking partner that has kept pace with their momentum.

"As a business facing complex situations every day, it means everything to have an adaptable banking partner like WBT."

JOHN HAYMAN

In the beginning, securing a bank's support was a challenge. Many financial institutions hesitated to lend to a new construction company without a legacy of industry experience. Grade A persisted, and found support, until their previous bank abruptly closed its construction lending division. Grade A was finally ready to build the headquarters they had dreamed of for years and was now left to find new financing options.

"We really had no reason to leave our previous bank," Grade A management shared. "But when they closed construction lending, it left us no choice. We knew Wilson Bank & Trust from the community, so they were our first call." Grade A's financial foundation was strong, and WBT saw not only what Grade A had built, but what it was becoming.

What began as a need for construction financing quickly grew into a full banking relationship. Today, WBT handles Grade A's operating and savings accounts, working capital line of credit, equipment financing, construction and real estate loans, treasury management services, ACH and vendor payments, and even its employee 401(k) program. "We've moved all of



Curt Baker connects with clients to understand their needs and support their next stage of growth.

KEEPS PACE
Stay Lockstep

our banking relationships to Wilson Bank & Trust," Kathy McNeal, Grade A's Vice President of Finance, explains. "I honestly don't think we'd be where we are today without making the change."

Grade A's operation moves fast. With several active job sites on any given day, hundreds of employees, ongoing equipment needs, and tight vendor coordination, efficiency is essential. WBT's treasury management platform has been a key part of that efficiency.

"I start my day every morning on the WBT Treasury Services site. I couldn't live without it," Kathy shared.

"Everything we need we can do ourselves. And if something urgent comes up, one phone call and it's handled." Mandy Gillespie, Grade A's Accounts Payable Manager, added, "When I call, I get a real person who knows us not an automated call center." Construction demands quick decisions. Grade A often needs limits adjusted, financing approved, or equipment purchases confirmed the same day.

"As a business facing complex situations every day, it means everything to have an adaptable banking partner like WBT," John Hayman, Grade A's Vice Predsident of Estimating, said. "They're the best at helping us do what we do best."

That adaptability is rooted in trust. Grade A's leadership understands Grade A's market, its risks, and its opportunities. As echoed in Rachelle Reigard's (Grade A's Founder and President) statement, "This partnership requires trust. Banks have to believe you know what you're doing, and we know WBT believes in us and our business."

Grade A's shared commitment to community strengthens the relationship even further. Grade A's projects—schools, subdivisions, commercial sites, and municipal spaces—have become landmarks across Middle Tennessee. Seeing WBT supporting many of the same organizations and events that matter to them creates an unbreakable bond.

"We're proud to have found a partner like Wilson Bank & Trust in this growing community."

RACHELLE REIGARD

Recognized as one of the region's fastest growing construction companies, Grade A's journey reflects what's possible when determination meets the right partnerships. Together, Grade A Construction and Wilson Bank & Trust are helping build the future of Middle Tennessee in lockstep all the way.

Grade A Construction projects left to right are Green Hill High School, Mt. Juliet, TN; Nashville Metropolitan Airport-BNA, Nashville, TN and TriStar Health Park











Built on Trust, Structured for Growth

A Relationship-First Approach to Creative Enterprise

In the heart of Nashville's creative economy, DesignWorks Collective has built something intentionally different—an ecosystem of design driven consumer brands rooted in creativity, disciplined growth, and long-term value creation.





Founded by industry veteran Joseph Moore, DesignWorks Collective is the parent organization behind a diverse portfolio that includes Paddywax, The Candle Bar, Foundry Candle Co., DesignWorks Ink, Gentlemen's Hardware, Archipelago, Barrel & Oak, and others. Together, these brands reach thousands of retail locations across the United States and more than 60 countries worldwide, offering thoughtfully designed products across stationery, candles, personal care, gifts, and lifestyle goods.



What unites these brands is a shared philosophy of imaginative design, operational excellence, and a commitment to building businesses that endure. That philosophy guides how DesignWorks approaches growth—and how it selects financial partners.

The organization operates through a deliberately structured, multi entity model. DesignWorks Investments serves as its investment and incubation arm, partnering with creative founders through recapitalization opportunities while providing centralized support across marketing, management, production, accounting, and distribution. This structure allows brands to scale thoughtfully while preserving the entrepreneurial spirit that drives innovation.



"They took the time to truly understand our business—what makes it work. Because of that, there's real trust in our process, our people, our CFO, and our accounting team."

Joseph Moore
CEO
DesignWorks Collective



"Some relationships are just easier than others. This is one of those. It's comfortable, conversational, and genuine." - Thomas Harris, CFO, DesignWorks Investments, LLC



The Candle Bar at Paddywax's Sidco Drive location invites guests to choose their vessels and fragrance for a custom, hand-poured candle experience.


ARCHIPELAGO

One of those brands, DesignWorks Ink, perfectly illustrates that growth journey. Founded in 2015, the company evolved from a small, design focused stationery business into a nationally distributed brand supplying premium notebooks, planners, writing instruments, and desk accessories to major retailers. With rapid growth came added complexity—and a need for a banking partner that could support the business without slowing it down.

"As with many fast-growing companies, there was a point where we had to be very intentional," said Kelly Perdue, Commercial Lender at Wilson Bank & Trust. "Growth is exciting, but it has to be supported by the right financial structure."
Unlike businesses that rely heavily on real estate lending, DesignWorks' financial needs center on working capital—supporting inventory production, global supply chains, receivables management, and cash flow timing. That required deep expertise in C&I lending and borrowing base structures, as well as a relationship built on trust and ease of communication.

"From day one, every interaction has felt comfortable," said Tom Harris, Chief Financial Officer at DesignWorks Collective. "It doesn't feel like a traditional banking relationship—it feels like a friendship."

WBT first extended a working capital line of credit to DesignWorks Ink in 2023. As the business expanded and national retail partnerships grew, the credit line increased in step with performance. Today, borrowing capacity is supported by disciplined borrowing base calculations tied directly to receivables, inventory, and equipment. Rather than reacting cautiously to growth, WBT worked closely with DesignWorks to implement financing structure to how the business actually operates—protecting flexibility while managing risk.

For DesignWorks, the relationship extends well beyond access to capital. From structuring multiple entities and lines of credit to navigating international payments and global supply chains, WBT plays an active advisory role.

"My role is to help them structure things in a way that is designed to keep the business safe, while still giving them access to capital when they need it," Perdue explained. "Making sure the financing structure actually supports how the business operates."

That approachable, relationship-first dynamic has been a defining feature of the partnership. "When you think about banking, people tend to stiffen up," said Joseph Moore, Chief Executive Officer of DesignWorks Collective. "That never happens here. Every interaction has been relaxed, open, and easy."

DesignWorks Collective intentionally operates in a multi bank environment, with Wilson Bank & Trust serving as a primary community banking partner—a trusted advisor in structuring, decision making, and long term planning. As DesignWorks continues to expand its portfolio and pursue new opportunities, WBT remains a steady partner, bringing clarity to complexity and supporting success that is both creative and disciplined.

Built on Trust, Backed by Local Leadership
How WBT & Tenn Properties Turn Opportunity into Impact

In the heart of Middle Tennessee, Tenn Properties has built a reputation for transforming opportunity into lasting value—one development, one partnership, and one community at a time. From industrial parks to vibrant office spaces, their team's approach is rooted in collaboration, integrity, and a shared vision for growth.

Tenn Properties isn't your typical real estate developer. Their team describes themselves as "opportunistic investors," always searching for ways to revitalize properties and create spaces that serve both business and community needs. Whether it's the new Aero Business Park in Gallatin—140,000 square feet across five buildings in phase one, with plans for up to a million square feet—or the bustling Indian Lake Village in Hendersonville, their projects are designed to foster connection and progress.

"We ask ourselves, will we be happy showing this to our kids or grandkids in 10 or 20 years?" says one team member, Stan Fields. "If we can answer yes, and the numbers work, we move forward. Our success is measured not just in returns, but in the positive impact we make."



Left to Right: Don Horton, Commercial Real Estate Broker, Taylor Harrison, Chief Financial Officer, Rob Horton, Partner, Stan Fields, Partner, Mike Stanton, Developer

Behind Tenn Properties' growth is a banking relationship built on trust, responsiveness, and shared values. After years with a national bank, the team made the switch to Wilson Bank & Trust, seeking a partner who understood the local market and could move at the speed of opportunity.

"Wilson Bank and Trust is the right bank for us because of their local decision making, local leadership, and in a situation where we need to move fast, we know that we can quickly access the folks that we need to get the job done," Rob Horton explains. "If you're a local business owner, I would recommend Wilson Bank and Trust, because you get all of the services that you need from a big bank, but you're getting it from a local bank with local relationships and local decision making."

For Tenn Properties, banking isn't just about transactions—it's about enabling their team to focus on what matters most. Wilson Bank & Trust's treasury management tools have streamlined daily operations, from automating wires to simplifying rent collection for dozens of tenants. "Our treasury management system gives us the flexibility to draw rent more easily, which very much simplifies my life," shares Taylor Harrison, a Tenn Properties team member. "The WBT team was extremely helpful in getting everything set up, and now it's completely ironed out."

Security is paramount, especially when handling large transactions. The team appreciates WBT's proactive approach to fraud prevention, with secondary checks and personal outreach for anything that appears to be out of the ordinary. "We feel good about the secondary checks they are doing," says Rob. "It gives us confidence and peace of mind."

In real estate, speed and credibility can make all the difference. WBT's support—whether it's issuing proof of funds in minutes or structuring lines of credit secured by unlevered properties—has empowered Tenn Properties to act quickly and close deals that others might miss. "Having the capital and a bank behind us, standing ready with additional capital if we need it, that's probably the most important thing to being opportunistic," the team notes.

Beyond business, Tenn Properties and Wilson Bank & Trust share a commitment to community. Both are active sponsors of local events and nonprofits, and both believe in building relationships that last. "WBT feels like a group of friends that you can move forward with," says Stan. "They understand our needs, and it's a much more effective environment than working with a big institution."

As Tenn Properties looks to the future—new developments, new partnerships, and new opportunities—they know they have a steadfast partner in Wilson Bank & Trust. Together, we're building more than properties; we're building a stronger, more connected Middle Tennessee.

Aerial photo by Steve Mitchell

"WBT feels like a group of friends that you can move forward with. They understand our needs, and it's a much more effective environment than working with a big institution." STAN FIELDS



Gallatin | When completed, the **Aero Business Park**, near the intersection of Airport and Cairo roads, will have 900,000 square feet of commercial and industrial space.

2025 Community Investment & Impact

At Wilson Bank & Trust, community impact isn't a checkbox—it's a commitment. Through financial education, meaningful partnerships, and employee-led service, we invest in people, not just places. In 2025, WBT implemented Kadince, a platform designed to streamline and strengthen community reinvestment efforts for financial institutions—allowing us to more effectively measure and manage our efforts across each pillar. Together, these pillars reflect our belief that stronger communities are built through access, opportunity, and service.

"Our community impact is about more than numbers—it's about building confidence, and showing up where our community needs us most. It's who we are and how we serve."

Scott Jasper
Chief Administrative Officer



Community Sponsorships

Our impact grows through partnerships with organizations doing vital work across Tennessee. From local sports teams and school athletics to nonprofits and community events, WBT tailors support to meet real, local needs. One Nashville area nonprofit partner, From Your Father, demonstrated the depth of this approach—combining event sponsorship, customized digital financial education, and personalized banking support to empower single mothers working toward financial stability. In 2025, WBT proudly supported more than 450 organizations through monetary contributions, reinvesting over $983,000 into the communities we call home, and another 132 organizations through direct volunteer engagement.

Financial Literacy & Schools

We believe financial habits start early—and last a lifetime—but education matters at every stage. In 2025, WBT reached learners from Pre K through college, delivering more than 1,500 hours of financial education. Nearly 14,000 individuals engaged with real world lessons through our Banzai powered digital library, while our School Bank Program supported more than 2,900 elementary students managing over $3.8 million in savings. With the launch of our Greenlight partnership in July, financial learning now extends beyond the classroom and into homes—a natural next step for our youngest customers.

We Believe Together

Launched in 2017, We Believe Together empowers our employees to lead the way in giving back. Through team-driven fundraising, volunteerism, and charitable giving, WBT employees supported dozens of organizations in 2025—contributing more than $28,000 and nearly 5% of total volunteer hours reported.

"Kadince gives us a clearer, more complete picture of our community involvement—**supporting both meaningful impact and responsible oversight."**

Rachel Fischer
Chief Risk Officer



THREE PILLARS. ONE VISION.

Community

$983,378
In total sponsorship & donation dollars (^26.8% VS. 2024; ^60.8% VS. 2023)

457
Organizations supported through monetary contributions

132
Organizations supported through volunteer engagement

5,240
Volunteer hours reported (^336.7% VS. 2024; ^424.0% VS. 2023)



"Community involvement isn't separate from our work. It's truly woven into every effort on the frontline and every solution supported behind the scenes."

Clark Oakley
Chief Operating Officer

Education



"Before coming to WBT, I had already seen the value placed on teaching strong financial habits early. **Giving families the opportunity to build those habits at school - and now within their homes - is something I'm proud to be part of.**"

Keith Hatley
Chief Credit Officer

School Bank Program:

69
School participants
2,913 Students enrolled
$3,885,778 Combined savings

WBT + Greenlight App:

#1
Partnership with #1 Family-Finance App launched July of 2025
315 Households
843 Active users (parents & kids)

WBT Financial Literacy Library, powered by Banzai:

1,500+
Hours of education
13,856 Digital learners engaged
991 Learners rewarded

Purpose

$28,441.05
Employee-led giving

223
Volunteer hours

33
Nonprofits served

Recurring organizational missions:

1. Children, Youth & Family Advocacy
2. Senior Services & Social Connection
3. Veterans Assistance



"**We Believe Together is a reflection of our people – employees coming together to make a meaningful difference.** It's neighbors serving neighbors."

Stephen Jaquish
Chief Information Officer



Beyond Banking:

We're Here for Your Banking & Investment Needs



Wealth Managment offers:

- Asset Allocation & Management

- Portfolio Management

- Estate Planning

- Financial Planning

- Retirement Planning

- Education Planning

- Stocks, Bonds, & Mutual Funds

- Insurance & Annuities

- Corporate Retirement Plans

- Business Planning for Owners

Disclosure: Securities offered through Raymond James Financial Services, Inc., an independent broker/dealer and member of FINRA/SIPC. Securities are not deposits, not guaranteed by the bank, subject to risk and may lose value up to and including principal, not insured by the FDIC or any other government agency. Raymond James is not affiliated with Wilson Bank & Trust or WBT Wealth Management.

One of the year's most meaningful milestones was the successful rebranding of our investment division to WBT Wealth Management, in honor of our 30 year partnership with Raymond James. This strategic shift brings our investment services into closer alignment with the Wilson Bank & Trust brand, creating a more unified and recognizable experience for customers who rely on our advisors—co-employed by us and Raymond James—to guide their financial futures.

More than a new logo or website (wbtwealthmanagement.com), this rebrand honors the strength of our legacy while positioning us for continued growth. Our partnership with Raymond James, established in 1994, has enabled us to offer a broad range of investment solutions, including retirement planning, college savings, and portfolio management. Today, WBT Wealth Management oversees more than $1.7 billion in assets, serving individuals, families, and businesses across Tennessee with the same relationship-focused values that define our bank.

"WBT Wealth Management reflects 30 years of partnership, aligning investment services with our trusted bank brand."

Damon Bates
Investment Center Manager

Our advisors are deeply embedded in WBT's culture and mission, providing guidance at every stage of life with genuine care and exceptional expertise. For our shareholders, the value of this work is clear: investment services help deepen long-term customer relationships, support deposit growth, reinforce loyalty, and diversify revenue through fee income—strengthening the overall stability and performance of Wilson Bank & Trust.

As we celebrate three decades of partnership, the launch of WBT Wealth Management underscores our ongoing commitment to delivering trusted, top-tier financial solutions. It reflects an intentional investment in our communities, our customers, and our future.



30 YRS
of partnership



$1.7B
in assets



Community Connections:

A Local Partnership That Just Makes Sense



"Working with Wilson Bank & Trust allows us to deliver trusted insurance and banking solutions - locally and conveniently, together."

Kelsey Evert
THW Firm Partner

Wilson Bank & Trust is proud to offer convenient, community-focused financial resources through strategic partnerships, including our long standing relationship with THW Insurance Services, LLC. An independent agency since 1999, THW has provided personal and business insurance solutions locally.

Founded on a commitment to exceptional service, THW is led by Partners Jud Nave and Kelsey Evert, who together bring decades of insurance expertise. Named the firm's newest partner in 2025, Kelsey brings 23 years of experience as an executive carrier representative, further strengthening the firm's leadership. Supported by skilled producers and a dedicated service team, THW delivers tailored coverage to protect the people and businesses they serve.

Through our partnership, THW maintains office space within select Wilson Bank & Trust locations—currently in Lebanon, Mt. Juliet, and Murfreesboro—allowing customers to access banking and insurance resources in one convenient setting.

A well-rounded financial plan includes both sound banking and proper insurance coverage. By aligning with organizations like THW that share our vision, Wilson Bank & Trust continues to broaden the solutions available to our customers and neighbors alike.

THW offers:

Personal Lines
- Auto
- Home
- Life
- Health
- Medicare Supplements
- Marketplace Assistance

Business Insurance
- Property
- Liability
- Bonds
- Workers Comp
- Public Sector Specialization
- Cyber

Employee Benefits
- Group Health
- Group Life
- Short- and Long-term Disability
- Section 125
- Health Savings Accounts (HSA)
- High Deductible Health Plans (HDHP)

Disclosure: insurance products are not FDIC insured, and may lose value.



Strong Balance Sheet Growth

Wilson Bank Holding Company reported total assets of $5.9 billion at December 31, 2025 compared to $5.4 billion at December 31, 2024, an increase of $520.3 million, or 9.7%.

Total deposits were $5.2 billion at December 31, 2025 compared to $4.8 billion at December 31, 2024, representing growth of $414.2 million, or 8.6% during 2025. Deposit growth is primarily attributable to growth in market share, branching and concerted marketing efforts, including deposit promotions, to drive deposit growth which resulted in the opening of new deposit accounts.

At December 31, 2025 loans, net of allowance for credit losses, totaled $4.3 billion, a $253.7 million, or 6.3%, increase compared to December 31, 2024. This increase resulted from the continued population growth and corporate relocations in the Bank's primary market areas, the continuing impact of opening of new branches, and increased marketing efforts.

The allowance for credit losses increased to $55.0 million in 2025 compared to $49.5 million in 2024. The allowance for credit losses was 1.26% of outstanding loans at December 31, 2025 compared to 1.21% at December 31, 2024.

Securities were $966.5 million at December 31, 2025, an increase of 16.7% from $827.9 million at December 31, 2024. The increase in securities was primarily due to the purchase of new securities as a result of reduction in short term interest rates.

Interest bearing deposits in other banks and federal funds sold, both core components of our liquidity position, totaled $336.0 million at December 31, 2025, an increase of 52.0% from $221.1 million at December 31, 2024.

"In a year defined by economic shifts and continued industry evolution, our financial performance demonstrates more than just growth – it reflects the trust our customers and neighbors place in us. By maintaining a disciplined approach to capital, liquidity, and credit quality, we believe we have positioned Wilson Bank & Trust to continue growing responsibly and serving our communities with confidence."

Kayla Hawkins
Chief Financial Officer



TOTAL ASSETS
(DECEMBER 31)

$6.0b
$4.8b
$3.6b
$2.4b
$1.2b
0

2025 2024

9.7%
Increase



TOTAL LOANS, NET OF ALLOWANCE FOR CREDIT LOSSES
(DECEMBER 31)

$4.4b
$3.3b
$2.2b
$1.1b
0

2025 2024

6.3%
Increase



TOTAL INTEREST BEARING DEPOSITS IN OTHER BANKS AND FEDERAL FUNDS SOLD
(DECEMBER 31)

$400m
$300m
$200m
$100m
0

2025 2024

52.0%
Increase



TOTAL DEPOSITS
(DECEMBER 31)

$5.5b
$4.4b
$3.3b
$2.2b
$1.1b
0

2025 2024

8.6%
Increase

Capital

15.6%
Total Capital to Risk
Weighted Assets

9.89%
Total Capital
to Assets Ratio

14.17%
Return on Average
Shareholders' Equity

Shareholders' equity totaled $581.7 million at December 31, 2025 compared to $479.7 million at December 31, 2024, an increase of $102.0 million or 21.3%. Return on average shareholders' equity for 2025 was 14.17%, total capital to risk weighted assets was 15.6%, and the total capital to assets ratio was 9.89%.

$581.7 MILLION
Shareholders' Equity

Consolidated Statements of Earnings

Interest income was $326.2 million in 2025 compared to $284.1 million in 2024. The increase in interest income was primarily attributable to an increase in interest earned on loans, an increase in interest and dividends earned on securities, and an increase in interest earned on interest bearing deposits with other depository institutions as a result of higher deposit balances. Interest expense was $130.6 million in 2025 compared to $126.8 million in 2024. The increase in interest expense in 2025 resulted from an increase in the volume of average interest bearing deposits offset in part by a reduction in the average interest rate paid on deposits. This resulted in an increase of $38.3 million in net interest income in 2025 compared to 2024. Net interest margin for 2025 was 3.69% compared to 3.30% in 2024. Net interest margin increased as a result of the increase in average interest earning assets, an increase in the yield earned on loans and securities, higher deposit balances with depository institutions and a decrease in cost of funds, partially offset by an increase in interest-bearing deposits.

The 2025 provision for credit losses on loans was $7,145,000 an increase of $1,953,000 from the provision in 2024. The increase in provision in 2025 was attributable to loan growth, and a deterioration in both the macroeconomic forecast in our CECL modeling and credit quality of the loan portfolio.

Non-interest income for the twelve months ended December 31, 2025 was $31.3 million compared to $29.0 million for the same period in 2024. Increases in non-interest income included brokerage income, service charges on deposits, and BOLI and annuity earnings.

Wilson Bank reported net earnings of $75.7 million for the year ended December 31, 2025 compared to $56.5 million for the same period in 2024. Diluted earnings per share for the twelve-month period ended December 31, 2025 was $6.26 compared to $4.78 for the same period in 2024.







Consolidated Balance Sheets

Assets	Dollars in Thousands	
	2025	2024
Loans, net of allowance for credit losses of $55,034 and $49,497, respectively	$4,296,095	$4,042,392
Available-for-sale securities, at market (amortized cost $1,041,188 and $947,341, respectively)	966,504	827,893
Loans held for sale	2,361	2,529
Interest bearing deposits	326,234	211,271
Federal funds sold	9,792	9,791
Restricted equity securities, at cost	4,285	3,876
Total earning assets	5,605,271	5,097,752
Cash and due from banks	31,327	26,527
Premises and equipment, net	62,656	61,549
Accrued interest receivable	19,018	16,914
Deferred income taxes	34,761	46,048
Bank owned life insurance	69,348	61,948
Goodwill	5,877	4,805
Other real estate	515	—
Other assets	50,183	43,116
Total assets	$5,878,956	$5,358,659

Liabilities

	Dollars in Thousands	
	2025	2024
Deposits:		
Noninterest-bearing	$ 413,612	$ 383,168
Interest-bearing	4,830,644	4,446,866
Total deposits	5,244,256	4,830,034
Accrued interest and other liabilities	53,015	48,922
Total liabilities	$ 5,297,271	$ 4,878,956

Shareholders' Equity

	Dollars in Thousands	
	2025	2024
Common stock, par value $2.00 per share, authorized 50,000,000 shares, 12,145,641 and 11,876,770 shares issued and outstanding, respectively	$ 24,291	$ 23,754
Additional paid-in capital	170,546	150,739
Retained earnings	442,013	393,238
Noncontrolling interest in consolidated subsidiary	—	203
Accumulated other comprehensive losses, net of taxes of $19,519 and $31,217, respectively	(55,165)	(88,231)
Total shareholders' equity	$ 581,685	$ 479,703
Total liabilities and shareholders' equity	$ 5,878,956	$ 5,358,659

Consolidated Statements of Earnings

Interest Income

	Dollars in Thousands (except per share data)		
	2025	2024	2023
Interest and fees on loans	$ 287,805	$ 250,273	$ 198,739
Interest and dividends on securities:			
Taxable securities	25,138	21,569	17,597
Exempt from Federal income taxes	1,089	1,488	1,574
Interest on loans held for sale	159	189	244
Interest on federal funds sold	412	513	421
Interest on interest bearing deposits	11,234	9,753	3,697
Interest and dividends on restricted equity securities	350	331	311
Total interest income	$ 326,187	$ 284,116	$ 222,583

Interest Expense

Interest on negotiable order of withdrawal accounts	$ 7,553	$ 8,014	$ 5,847
Interest on money market accounts and other savings accounts	45,470	40,238	27,394
Interest on certificates of deposit and individual retirement accounts	77,433	78,491	50,341
Interest on federal funds purchased	1	1	24
Interest on Federal Home Loan Bank advances	—	—	2
Interest on finance leases	154	65	71
Total interest expense	$ 130,611	$ 126,809	$ 83,679
Net interest income before provision for credit losses	$ 195,576	$ 157,307	$ 138,904
Provision for credit losses - loans	7,145	5,192	6,300
Provision for credit losses - off-balance sheet exposures	(215)	(592)	(2,989)
Net interest income after provision for credit losses	$ 188,646	$ 152,707	$ 135,593

Non-Interest Income

	Dollars in Thousands (except per share data)		
	2025	2024	2023
Service charges on deposits	$ 8,868	$ 8,198	$ 7,890
Brokerage income	10,015	8,562	7,184
Debit and credit card interchange income, net	8,326	8,627	8,490
Other fees and commissions	1,651	1,590	1,408
BOLI and annuity earnings	2,257	1,817	1,667
Loss on sale of securities, net	(2,515)	(2,742)	(1,009)
Fees and gains on sales of mortgage loans	2,336	3,068	2,635
Mortgage servicing income (loss), net	312	(1)	9
Gain (loss) on sale of fixed assets, net	(131)	(303)	(55)
Gain (loss) on sale of other assets, net	(2)	(8)	(10)
Loss on sale of investment in joint venture	(4)	—	—
Other income (loss)	157	146	80
Total non-interest income	$ 31,270	$ 28,954	$ 28,289

Non-Interest Expense

Employee salaries and benefits	$ 73,459	$ 67,342	$ 59,501
Equity-based compensation	1,755	1,567	1,528
Occupancy expenses	6,425	5,733	6,532
Furniture and equipment expenses	2,885	3,038	3,225
Data processing expenses	11,954	9,477	8,797
Advertising & public relations expenses	4,812	3,512	3,714
Accounting, legal & consulting expenses	2,177	1,550	1,789
FDIC insurance	3,656	3,129	3,120
Directors' fees	780	816	713
Other operating expenses	14,936	12,257	12,032
Total non-interest expense	$ 122,839	$ 108,421	$ 100,951
Earnings before income taxes	97,077	73,240	62,931
Income taxes	21,353	16,576	13,939
Net earnings	$ 75,724	$ 56,664	$ 48,992
Net earnings attributable to noncontrolling interest	(25)	(134)	(54)
Net earnings attributable to Wilson Bank Holding Company	$ 75,699	$ 56,530	$ 48,938
Basic earnings per common share	$ 6.28	$ 4.79	$ 4.21
Diluted earnings per common share	$ 6.26	$ 4.78	$ 4.20
Weighted average common shares outstanding:			
Basic	12,049,033	11,806,822	11,611,690
Diluted	12,088,475	11,838,589	11,641,366

Wilson Bank Holding Company

	As of or for the year ended December 31,			
	2025	2024	2023	2022
Total Capital to Risk Weighted Assets	15.6%	14.5%	14.5%	13.5%
Total Capital to Assets Ratio	9.89%	8.95%	8.86%	8.41%
Total Assets	$ 5,878,956,000	$ 5,358,659,000	$ 4,846,476,000	$ 4,285,650,000
Loans, net of Allowance for Credit Losses	$ 4,296,095,000	$ 4,042,392,000	$ 3,550,675,000	$ 3,113,796,000
Total Deposits	$ 5,244,256,000	$ 4,830,034,000	$ 4,367,106,000	$ 3,892,705,000
Net Interest Margin	3.69%	3.30%	3.30%	3.70%
Return on Average Assets	1.34%	1.12%	1.08%	1.29%

	As of or for the year ended December 31,			
	2025	2024	2023	2022
Earnings & Performance Ratios				
Net Earnings	$ 75,699,000	$ 56,530,000	$ 48,938,000	$ 53,042,000
Return on Average Equity	14.17%	12.41%	12.47%	14.36%
Diluted Earnings per Share	$ 6.26	$ 4.78	$ 4.20	$ 4.65
Weighted Average Diluted Shares Outstanding	12,088,475	11,838,589	11,641,366	11,408,924

	For the year ended December 31,			
	2025	2024	2023	2022
Average Cost of Funds	2.80%	3.04%	2.27%	0.49%
Yield on Earning Assets	6.09%	5.92%	5.24%	4.11%

Wilson Bank Holding Company
Board of Directors



Mike Maynard
2025/26 Board
Chairman



John C McDearman, III
CEO of Wilson Bank
Holding Company



Jack Bell
Owner, Jack W Bell
Builders, INC.



Randall Clemons
Retired Wilson Bank
Holding Company CEO



Jimmy Comer
Owner, Comerica
Enterprises



Will Jordan
Real Estate Investor,
Farming Operation
Partner



James Anthony Patton
Owner, C & T Farms



Lisa Pominski
Retired Wilson Bank
& Trust CFO



Elmer Richerson
Retired Wilson Bank
& Trust President



Clint Swain
Owner, Fakes &
Hooker Lumber

Wilson Bank & Trust
Executive Management



Left to Right: **Rachel Fischer** *(Chief Risk Officer),* **Keith Hatley** *(Chief Credit Officer),* **Amelia Vance** *(Chief Experience Officer),*
Stephen Jaquish *(Chief Information Officer),* **John McDearman** *(Chief Executive Officer),* **Kayla Hawkins** *(Chief Financial Officer),*
John Foster *(President),* **Taylor Walker** *(Chief Lending Officer),* **Clark Oakley** *(Chief Operating Officer),*
Patty Hoppenstedt *(Chief Human Resources Officer),* **Scott Jasper** *(Chief Administration Officer)*

Wilson Bank & Trust
Market and Division Leadership

Curt Baker
Regional President

Damon Bates
Investment Center Manager

Mandy Belcher
Retail & Operations Manager

Jill Booker
Retail & Operations Manager

Shannon Bruff
Director of Culture & Engagement

Philip Clemmons
Market Leader

Chad Colwell
Regional President

Glen Cross
Director of Digital Payments

Kalyn Dennis
Marketing & Communications

Misty Garren
Retail & Operations Manager

Doug Gold
Senior Commercial Lender

John Goodman
Regional President

Keely Hall
Market Leader

Andy Jakes
Regional President

Westley James
Senior Commercial Lender

John Page
Mortgage Division President

Kelly Perdue
Senior Commercial Lender

Kevin Sanders
Lending Support & Development

Paul Shearer
Credit Administration

Vickie Shrum
Senior HR Business Partner

Jennifer Smith
Controller

Rick Spruill
Director of Internal Audit

Wes Taylor
Consumer, Small Business & Mortgage Lending

Price Thompson
General Counsel

Holleigh Upchurch
Enterprise Deposit Strategist

Jeff Vaught
Collections Manager

David West
Market Leader

 Baker
 Bates
 Belcher
 Booker
 Bruff

 Clemmons
 Colwell
 Cross
 Dennis
 Garren

 Gold
 Goodman
 Hall
 Jakes
 James

 Page
 Perdue
 Sanders
 Shearer
 Shrum

 Smith
 Spruill
 Taylor
 Thompson
 Upchurch

 Vaught
 West



Full-Service Locations

Wilson County

Main Office
623 West Main Street
Lebanon, TN 37087
(615) 444-2265

1444 Baddour Pkwy. W.
Lebanon, TN 37087
(615) 444-7560

1130 Castle Heights Ave. N.
Lebanon, TN 37087
(615) 443-0492

440 Hwy. 109 N.
Lebanon, TN 37090
(615) 453-1086

200 Tennessee Blvd.
Lebanon, TN 37087
(615) 443-6178

1476 N. Mt. Juliet Rd.
Mt. Juliet, TN 37122
(615) 754-0600

8875 Stewarts Ferry Pike
Gladeville, TN 37071
(615) 443-6522

11835 Lebanon Rd.
Mt. Juliet, TN 37122
(615) 773-7841

709 S. Mt. Juliet Rd.
Mt. Juliet, TN 37122
(615) 773-7900

402 Public Square
Watertown, TN 37184
(615) 237-3302

Davidson County

2930 West End Ave.
Nashville, TN 37203
(615) 600-0700

217 Donelson Pike
Nashville, TN 37214
(615) 232-5925

4736 Andrew Jackson Pkwy.
Hermitage, TN 37076
(615) 885-0040

2141 Century Farms Parkway
Suite 1009
Antioch, TN 37013
(615) 819-6150

DeKalb County

576 W. Broad St.
Smithville, TN 37166
(615) 597-4663

306 Brush Creek Rd.
Alexandria, TN 37012
(615) 529-4663

Hamilton County

1101 Broad Street
Suite 110
Chattanooga, TN 37402
(423) 671-7216

Putnam County

320 S. Jefferson Ave.
Cookeville, TN 38501
(931) 528-4928

900 N. Washington Ave.
Cookeville, TN 38501
(931) 525-5626

Rutherford County

4195 Franklin Rd.
Murfreesboro, TN 37128
(615) 904-6340

3110 Memorial Blvd.
Murfreesboro, TN 37129
(615) 904-6350

710 N.W. Broad St.
Murfreesboro, TN 37129
(615) 867-7777

2640 S. Church St.
Murfreesboro, TN 37127
(615) 904-6330

210 Commerce Dr.
Smyrna, TN 37167
(615) 904-6300

Smith County

1300 Main St. N.
Carthage, TN 37030
(615) 735-3990

7 New Middleton Hwy.
Gordonsville, TN 38563
(615) 683-3990

Sumner County

455 West Main St.
Gallatin, TN 37066
(615) 442-1470

175 East Main St.
Hendersonville, TN 37075
(615) 447-2990

1630 Nashville Pike
Suite 100
Gallatin, TN 37066
(615) 442-1480

Trousdale County

127 McMurry Blvd.
Hartsville, TN 37074
(615) 374-4133

Williamson County

9200 Carothers Pkwy.
Suite 108
Franklin, TN 37067
(615) 600-0928

5029 Harpeth Drive
Brentwood, TN 37027
(615) 695-8880

Holding Company & Stock Information

Common Stock Market Information

The common stock of Wilson Bank Holding Company is not traded on an exchange nor is there a known active trading market. The number of stockholders of record at February 25, 2026 was 5,073. Based solely on information made available to the Company from limited numbers of buyers and sellers, the Company believes that the following table sets forth the quarterly range of sale prices for the Company's common stock during the years 2024 and 2025 for transactions that were settled on the Company's stock record.

Stock Prices

2024	High	Low
First Quarter	$ 72.25	$ 71.50
Second Quarter	$ 75.00 [1]	$ 72.25
Third Quarter	$ 74.10	$ 73.10
Fourth Quarter	$ 75.10	$ 73.10 [2]

2025	High	Low
First Quarter	$ 76.30	$ 75.10
Second Quarter	$ 77.60	$ 76.30
Third Quarter	$ 79.00	$ 77.60
Fourth Quarter	$ 80.45	$ 79.00

1. Represents one transaction of 23 shares during the second quarter of 2024 of which the Company is aware where the sale price was at least $1.90 higher than any other completed trade during the quarter. The volume weighted average stock price during the second quarter of 2024 was $72.29.

2. Represents one transaction of 20 shares during the fourth quarter of 2024 of which the Company is aware where the sale price was at least $1.00 lower than any other completed trade during the quarter. The volume weighted average stock price during the fourth quarter of 2024 was $74.41.

The Company is aware that from time to time a small number of transactions involving its common stock are reported in the over-the-counter market, but the Company has no information about the settlement of these transactions or whether the shares of common stock purported to have been transferred were delivered to the purported purchaser. The Bank, in its capacity as the Company's transfer agent, has received no information from the parties to these purported transactions that would allow the Bank, acting as the Company's transfer agent, to record these transfers on the books of the Company. These purported trades have historically been infrequent and typically involved a small number of shares of the Company's common stock. During the quarter ended December 31, 2025, one trade was reported on the over-the-counter market at $400 per share. The most recent price at which the Company's common stock has traded and been recorded as settled in the Company's transfer records was $80.45 per share.

On January 1, 2024, a $.75 per share cash dividend was declared and on July 1, 2024, a $1.00 per share cash dividend was declared and thereafter paid to shareholders of record as of those dates. On January 1, 2025, a $1.00 per share cash dividend was declared and on July 1, 2025, a $1.25 per share cash dividend was declared and paid to shareholders of record on those dates. Future dividends will be dependent upon the Company's profitability, its capital needs, overall financial condition and economic and regulatory considerations.

Annual Meeting and Information Contacts

The Annual Meeting of Shareholders of Wilson Bank Holding Company will be held on Thursday, April 23, 2026 at 5:00 p.m. (CDT) at the Clemons-Richerson Operations Center, located at 105 North Castle Heights Avenue, Lebanon, TN 37087.

For further information concerning Wilson Bank Holding Company or Wilson Bank & Trust, or to obtain a copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission, which is available without charge to shareholders, please contact Kayla Hawkins, CFO, Wilson Bank & Trust, P.O. Box 768, Lebanon, Tennessee 37088-0768, phone (615) 443-5901.

Important Information Regarding Stock Transfers

The Bank serves as the Company's transfer agent and all transfers of shares of the capital stock of the Company, including sales or purchases, shall be made only on the books of the Company through the Bank, as the Company's transfer agent. In order for the Company's transfer agent to record any transfer of the capital stock of the Company, the Company's transfer agent must be provided with the actual name and contact information of the transferor(s) and transferee(s) so the transactions may be recorded on the books of the Company by the Company's transfer agent. If a transferor or transferee is a trust or entity, then the appropriate authority documentation will need to be provided as deemed necessary in the reasonable discretion of the Company's transfer agent. The Company's transfer agent will be happy to furnish customary transaction forms necessary for transfer of the capital stock of the Company, including by sale or purchase, upon notice to the Company's stock department at 615-443-5900 (or WBHCStocktransfer@wilsonbank.com).

Wilson Bank Holding Company Five Year Performance Index

The graph to the right compares the percentage change in the unaudited total return on Wilson Bank Holding Company's common stock against the cumulative total return of the NASDAQ Composite Index and the KBW NASDAQ Bank Index between December 31, 2020 and December 31, 2025. The graph assumes the value of the investment in Wilson Bank Holding Company's common stock and each index was $100 at December 31, 2020 and that all dividends were reinvested.



Index	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24	12/31/25
Wilson Bank Holding Company	100.00	110.10	121.53	130.87	140.80	155.30
NASDAQ Composite Index	100.00	122.18	82.43	119.22	154.48	187.14
KBW NASDAQ Bank Index	100.00	138.33	108.73	107.76	147.85	196.00



623 West Main Street
Lebanon, TN 37087
(615) 444-BANK (2265)

wilsonbank.com



2025 Annual Report



Financial Section



WILSON BANK HOLDING COMPANY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Forward-Looking Statements

This report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, the anticipated financial and operating results of the Company. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release any modifications or revisions to these forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

The Company cautions investors that future financial and operating results may differ materially from those projected in forward-looking statements made by, or on behalf of, the Company. The words "expect," "intend," "should," "may," "could," "believe," "suspect," "anticipate," "seek," "plan," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical fact may also be considered forward-looking. Such forward-looking statements involve known and unknown risks and uncertainties, including, but not limited to those described in this annual report for the year ended December 31, 2025 and also include, without limitation, (i) deterioration in the financial condition of borrowers resulting in significant increases in credit losses and provisions for these losses, (ii) deterioration in the real estate market conditions in the Company's market areas, including demand for residential real estate loans as a result of elevated rates on residential real estate mortgage loans, (iii) adverse conditions in local or national economies, including the economy in the Company's market areas, including as a result of the impact of escalating geopolitical tensions (including the ongoing conflicts in Ukraine and the Middle East, the potential conflict in Venezuela or increased terrorist activities around the world), inflationary pressures, international trade disputes and retaliatory tariffs, increased unemployment, supply chain disruptions and monetary policy on our customers and on their businesses, (iv) the impact of increased competition with other financial institutions, including pricing pressures on loans and deposits, and the resulting impact on the Company's results, including as a result of compression to net interest margin, (v) fluctuations or differences in interest rates on earning assets and interest bearing liabilities from those that the Company is modeling or anticipating, including as a result of the Bank's inability to maintain deposit rates or defer increases to those rates in an elevated rate environment or lower rates in a falling rate environment, (vi) risks associated with a prolonged shutdown of the United States federal government, including adverse effects on the national or local economies and adverse effects from a shutdown of the U.S. Small Business Administration's loan program, (vii) the sale of investment securities in a loss position before their value recovers, including as a result of asset liability management strategies or in response to liquidity needs, (viii) the ability to grow and retain low-cost core deposits, (ix) significant downturns in the business of one or more large customers, (x) the inability of the Company to comply with regulatory capital requirements, including those resulting from changes to capital calculation methodologies, required capital maintenance levels, or regulatory requests or directives, (xi) changes in state or Federal regulations, policies, or legislation applicable to banks and other financial service providers, including regulatory or legislative developments arising out of current unsettled conditions in the economy, (xii) the impact of changes in interest rates on the value of the Company's mortgage servicing rights, (xiii) changes in capital levels and loan underwriting, credit review or loss reserve policies associated with economic conditions, examination conclusions, or regulatory developments, (xiv) inadequate allowance for credit losses, (xv) the effectiveness of the Company's activities in improving, resolving or liquidating lower quality assets, (xvi) results of regulatory examinations, (xvii) the vulnerability of the Company's network and online banking portals, and the systems of parties with whom the Company contracts, to unauthorized access, computer viruses, phishing schemes, social engineering, fraud, spam attacks, ransomware attacks, human error, natural disasters, power loss, and other security breaches, (xviii) the possibility of additional increases to compliance costs or other operational expenses as a result of increased regulatory oversight, (xix) loss of key personnel, and (xx) adverse results (including costs, fines, reputational harm and/or other negative effects) from current or future litigation, examinations or other legal and/or regulatory actions. These risks and uncertainties may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. The Company's future operating results depend on a number of factors which were derived utilizing numerous assumptions that could cause actual results to differ materially from those projected in forward-looking statements.

General

The Company is a registered bank holding company that owns 100% of the common stock of Wilson Bank and Trust ("Wilson Bank" or "the Bank"), a Tennessee state-chartered bank headquartered in Lebanon, Tennessee. The Company was formed in 1992. Wilson Bank commenced operations in 1987.

Wilson Bank is a community bank headquartered in Lebanon, Tennessee, principally serving Wilson County, DeKalb County, Smith County, Trousdale County, Rutherford County, Davidson County, Putnam County, Sumner County, Hamilton County, and Williamson County, Tennessee as its primary market areas. The markets served by the Bank are largely within the Nashville-Davidson-Murfreesboro-Franklin, Tennessee metropolitan statistical area. At December 31, 2025, Wilson Bank had thirty-three office locations in Wilson, Davidson, DeKalb, Smith, Sumner, Rutherford, Putnam, Trousdale, Hamilton, and Williamson counties in Tennessee. Management believes that these counties offer an environment for continued growth, and the Company's target market is local consumers, professionals and small businesses. Wilson Bank offers a wide range of banking services, including checking, savings and money market deposit accounts, certificates of deposit and loans for consumer, commercial and real estate purposes. The Company also offers an investment center which offers a full line of investment services to its customers.

The Bank was previously invested in Encompass, a joint venture of which the Bank owned 51% of the outstanding membership interests. Effective June 1, 2025, the Bank sold its 51% membership interest in Encompass to Encompass Home Lending Investors, LLC, which owned 49% of the outstanding membership interests in Encompass prior to the sale. Encompass offered residential mortgage banking services to customers of certain home builders in the Bank's markets as well as other mortgage customers. The results of Encompass, which commenced operations on June 1, 2022, through June 1, 2025 are consolidated in the Company's financial statements included elsewhere in this Annual Report on Form 10-K.

The following discussion and analysis is designed to assist readers in their analysis of the Company's consolidated financial statements and should be read in conjunction with such consolidated financial statements and the notes thereto.

Application of Critical Accounting Policies and Accounting Estimates

We follow accounting and reporting policies that conform, in all material respects, to accounting principles generally accepted in the United States and to general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While we base estimates on historical experience, current information, forecasted economic conditions, and other factors deemed to be relevant, actual results could differ from those estimates.

We consider accounting estimates to be critical to reported financial results if (i) the accounting estimate requires management to make assumptions about matters that are highly uncertain and (ii) different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on our financial statements.

Accounting policies related to the allowance for credit losses on financial instruments including loans and off-balance-sheet credit exposures are considered to be critical as these policies involve considerable subjective judgment and estimation by management. As discussed in Note 1 - Summary of Significant Accounting Policies, our policies related to allowances for credit losses changed on January 1, 2022 in connection with the adoption of a new accounting standard update as codified in Accounting Standards Codification ("ASC") Topic 326 ("ASC 326") Financial Instruments - Credit Losses. In the case of loans, the allowance for credit losses is a contra-asset valuation account, calculated in accordance with ASC 326, that is deducted from the amortized cost basis of loans to present the net amount expected to be collected. In the case of off-balance-sheet credit exposures, the allowance for credit losses is a liability account, calculated in accordance with ASC 326, reported as a component of accrued interest payable and other liabilities in our consolidated balance sheets. The amount of each allowance account represents management's best estimate of current expected credit losses on these financial instruments considering available information, from internal and external sources, relevant to assessing exposure to credit loss over the contractual term of the instrument.

Relevant available information includes historical credit loss experience, current conditions and reasonable and supportable forecasts. While historical credit loss experience provides the basis for the estimation of expected credit losses, adjustments to historical loss information may be made for differences in current portfolio-specific risk characteristics, environmental conditions or other relevant factors. While management utilizes its best judgment and information available, the ultimate adequacy of our allowance accounts is dependent upon a variety of factors beyond our control, including the performance of our portfolios, the economy, changes in interest rates and the view of the regulatory authorities toward classification of assets. For additional information regarding critical accounting policies, refer to Note 1 - Summary of Significant Accounting Policies and Note 2 - Loans and Allowance for Credit Losses in the notes to consolidated financial statements contained elsewhere in this Annual Report.

Selected Financial Data

Set forth below is certain selected financial data related to the Company's operations as of and for the twelve months ended December 31, 2025, 2024, 2023, 2022 and 2021.

	In Thousands, Except Per Share Information As Of December 31,				
	2025	**2024**	**2023**	**2022**	**2021**
CONSOLIDATED BALANCE SHEETS:					
Total assets end of year	$5,878,956	5,358,659	4,846,476	4,285,650	3,989,596
Loans, net	$4,296,095	4,042,392	3,550,675	3,113,796	2,444,282
Securities	$ 966,504	827,893	811,081	822,812	897,585
Deposits	$5,244,256	4,830,034	4,367,106	3,892,705	3,555,071
Shareholders' equity	$ 581,685	479,703	429,405	360,452	413,717

	Years Ended December 31,				
	2025	**2024**	**2023**	**2022**	**2021**
CONSOLIDATED STATEMENTS OF EARNINGS:					
Interest income	$326,187	284,116	222,583	157,540	129,841
Interest expense	130,611	126,809	83,679	16,133	11,636
Net interest income	195,576	157,307	138,904	141,407	118,205
Provision for credit losses - loans	7,145	5,192	6,300	8,656	1,143
Provision for credit losses - off-balance sheet exposures	(215)	(592)	(2,989)	(1,014)	262
Net interest income after provision for credit losses	188,646	152,707	135,593	133,765	116,800
Non-interest income	31,270	28,954	28,289	27,281	32,850
Non-interest expense	122,839	108,421	100,951	92,970	85,492
Earnings before income taxes	97,077	73,240	62,931	68,076	64,158
Income taxes	21,353	16,576	13,939	15,056	14,732
Net earnings	75,724	56,664	48,992	53,020	49,426
Net loss (gain) attributable to noncontrolling interest	(25)	(134)	(54)	22	—
Net earnings attributable to Wilson Bank Holding Company	$ 75,699	56,530	48,938	53,042	49,426
Cash dividends declared	$ 26,929	20,552	17,303	20,880	14,909
PER SHARE DATA:					
Basic earnings per common share	$ 6.28	4.79	4.21	4.66	4.44
Diluted earnings per common share	$ 6.26	4.78	4.20	4.65	4.43
Cash dividends per common share	$ 2.25	1.75	1.50	1.85	1.35
Book value	$ 47.89	40.39	36.74	31.42	36.93
RATIOS:					
Return on average shareholders' equity	14.17%	12.41	12.47	14.36	12.45
Return on average assets	1.34%	1.12	1.08	1.29	1.35
Total capital to assets	9.89%	8.95	8.86	8.41	10.37
Dividends declared per common share as a percentage of basic earnings per common share	35.83%	36.53	35.63	39.70	30.41

Selected Financial Information

The executive management and Board of Directors of the Company evaluate key performance indicators (KPIs) on a continuing basis. These KPIs serve as benchmarks of Company performance and are used in making strategic decisions and, in some cases, are utilized for purposes of setting performance targets for our executive officers' incentive-based cash compensation. The following table represents the KPIs that management has determined to be important in making decisions for the Bank, in each case for the years ended December 31, 2025, 2024 and 2023 (for the per share data and performance ratios) and as of December 31, 2025 and 2024 (for the consolidated balance sheet ratios):

	2025	*2024*	*2023*
PER SHARE DATA:			
Basic earnings per common share	$ 6.28	$ 4.79	$ 4.21
Diluted earnings per common share	$ 6.26	$ 4.78	$ 4.20
Cash dividends per common share	$ 2.25	$ 1.75	$ 1.50
Dividends declared per common share as a percentage of basic earnings per common share	35.83%	36.53%	35.63%

	2025	*2024*	*2023*
PERFORMANCE RATIOS:			
Return on average shareholders' equity (1)	14.17%	12.41%	12.47%
Return on average assets (2)	1.34%	1.12%	1.08%
Efficiency ratio (3)	54.15%	58.21%	60.38%

(1) Return on average shareholders' equity is the result of net income divided by average shareholders' equity.
(2) Return on average assets is the result of net income divided by average assets.
(3) Efficiency ratio is the ratio of noninterest expense to the sum of net interest income and non-interest income.

	December 31, 2025	December 31, 2024
CONSOLIDATED BALANCE SHEET RATIOS:		
Total capital to assets ratio	9.89%	8.95%
Equity to assets ratio (Average equity divided by average total assets)	9.46%	9.00%
Tier 1 capital to average assets	10.62%	10.38%
Non-performing asset ratio	0.49%	0.10%
Book value per common share	$ 47.89	$ 40.39

Results of Operations

Net earnings for the year ended December 31, 2025 were $75,699,000, an increase of $19,169,000, or 33.91%, compared to net earnings of $56,530,000 for the year ended December 31, 2024. Our 2024 net earnings were 15.51%, or $7,592,000, higher than our net earnings of $48,938,000 for 2023. Basic earnings per share were $6.28 in 2025, compared with $4.79 in 2024 and $4.21 in 2023. Diluted earnings per share were $6.26 in 2025, compared to $4.78 in 2024 and $4.20 in 2023. The increase in net earnings and diluted and basic earnings per share during the year ended December 31, 2025 as compared to the year ended December 31, 2024 was primarily due to an increase in net interest income before provision for credit losses and an increase in non-interest income partially offset by an increase in non-interest expense and an increase in provision for credit losses. The increase in net interest income was due to an increase in average interest earning asset balances, an increase in the yield earned on interest earning assets, and a decrease in cost of funds, partially offset by an increase in average interest bearing deposit balances. Net interest margin for the year ended December 31, 2025 was 3.69%, compared to 3.30% for the years ended December 31, 2024 and December 31, 2023. Net interest spread for the year ended December 31, 2025 was 3.29%, compared to 2.88% and 2.97% for the years ended December 31, 2024 and December 31, 2023, respectively. See below for further discussion regarding variances related to net interest income, provision for credit losses, non-interest income, non-interest expense and income taxes.

The increase in net earnings for the year ended December 31, 2024 as compared to the year ended December 31, 2023 was primarily due to an increase in net interest income before provision for credit losses and an increase in non-interest income partially offset by an increase in non-interest expense and an increase in provision for credit losses.

The increase in Return on Average Assets (ROA) for the year ended December 31, 2025 when compared to December 31, 2024 as set forth in the table above was primarily attributable to an increase in net interest income and an increase in noninterest income, partially off-set by increases in salaries and employee benefits, data processing expense, an increase in provision for credit losses, and an increase in average assets.

The increase in ROA for the year ended December 31, 2024 when compared to December 31, 2023 as set forth in the table above was primarily attributable to an increase in net interest income and an increase in brokerage income, partially offset by increases in salaries and employee benefits, data processing costs, an increase in the loss on sale of securities, an increase in provision for credit losses, and an increase in average assets.

Effective April 25, 2025, the Bank consummated its acquisition of certain assets and assumption of certain liabilities related to a branch office of another bank in Cookeville, Tennessee. As part of the acquisition, the Bank acquired approximately $14.1 million in loans and assumed approximately $25.3 million in deposits. The credit and interest rate marks related to the loans and deposits were not significant. The Company recorded approximately $1.1 million in goodwill and $429,000 in core deposit intangibles in connection with the transaction. The core deposit intangible will be amortized over 10 years ranging from $35,000 to $49,000 per year and is included in other assets in the Company's consolidated financial statements. At December 31, 2025, the balance of the core deposit intangible was $395,000. The acquisition did not qualify as significant under the SEC's regulations.

In July 2025, the Bank opened a loan production office in Nolensville, Tennessee in a leased location. The costs associated with the expansion, including lease expenses were not significant.

Net Interest Income

The schedule which follows indicates the average balances for each major balance sheet item, an analysis of net interest income and net interest expense and the change in interest income and interest expense attributable to changes in volume and changes in rates.

The difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities is net interest income, which is the Company's gross margin. An analysis of net interest income is more meaningful when income from tax-exempt earning assets is adjusted to a tax equivalent basis. Accordingly, the following schedule includes a tax equivalent adjustment of tax-exempt earning assets, assuming a weighted average Federal income tax rate of 21% for 2025, 2024 and 2023.

In this schedule, "change due to volume" is the change in volume multiplied by the interest rate for the prior year. "Change due to rate" is the change in interest rate multiplied by the volume for the prior year. Changes in interest income and expense not due solely to volume or rate changes have been allocated to the "change due to volume" and "change due to rate" in proportion to the relationship of the absolute dollar amounts of the change in each category.

Non-accrual loans have been included in the loan category.

Dollars In Thousands

	2025			2024			2025/2024 Change			
	Average Balance	Rates/ Yields	Income/ Expense	Average Balance	Rates/ Yields	Income/ Expense	Due to Volume	Due to Rate	Total	Percent Change
Loans, net of unearned interest (1)	$4,263,458	6.75%	287,805	$3,797,527	6.59%	250,273	$ 31,330	6,202	37,532	
State income tax credits (2)	—	0.11	4,553	—	0.07	2,720	445	1,388	1,833	
Total loans, net of unearned interest	4,263,458	6.86	292,358	3,797,527	6.66	252,993	$ 31,775	7,590	39,365	
Investment securities—taxable	832,860	3.02	25,138	780,122	2.76	21,569	1,515	2,054	3,569	
Investment securities—tax exempt	39,072	2.79	1,089	56,664	2.63	1,488	(485)	86	(399)	
Taxable equivalent adjustment (3)	—	0.74	289	—	0.70	396	(129)	22	(107)	
Total tax-exempt investment securities	39,072	3.53	1,378	56,664	3.33	1,884	(614)	108	(506)	
Total investment securities	871,932	3.04	26,516	836,786	2.80	23,453	901	2,162	3,063	
Loans held for sale	4,237	3.75	159	3,000	6.30	189	62	(92)	(30)	
Federal funds sold	9,814	4.20	412	9,686	5.30	513	7	(108)	(101)	
Interest bearing deposits	281,544	3.99	11,234	203,372	4.80	9,753	3,311	(1,830)	1,481	
Restricted equity securities	4,172	8.39	350	3,739	8.85	331	37	(18)	19	
Total earning assets	5,435,157	6.09	331,029	4,854,110	5.92	287,232	36,093	7,704	43,797	15.25%
Cash and due from banks	27,658			25,789						
Allowance for credit losses - loans	(52,334)			(45,523)						
Bank premises and equipment	62,246			62,044						
Other assets	174,790			163,947						
Total assets	$5,647,517			$5,060,367						

Dollars In Thousands

	2025			2024			2025/2024 Change			
	Average Balance	Rates/ Yields	Income/ Expense	Average Balance	Rates/ Yields	Income/ Expense	Due to Volume	Due to Rate	Total	Percent Change
Deposits:										
Negotiable order of withdrawal accounts	$ 947,577	0.80%	7,553	$ 927,902	0.86%	8,014	$ 167	(628)	(461)	
Money market demand accounts	1,446,342	2.57	37,161	1,237,236	2.79	34,529	5,521	(2,889)	2,632	
Time deposits	1,853,790	4.18	77,433	1,671,006	4.70	78,491	8,113	(9,171)	(1,058)	
Other savings deposits	415,390	2.00	8,309	329,283	1.73	5,709	1,637	963	2,600	
Total interest-bearing deposits	4,663,099	2.80	130,456	4,165,427	3.04	126,743	15,438	(11,725)	3,713	
Federal Home Loan Bank advances	3	—	—	—	—	—	—	—	—	
Fed funds purchased	10	8.81	1	13	6.29	1	—	—	—	
Finance leases	4,028	3.82	154	2,236	2.91	65	64	25	89	
Total interest-bearing liabilities	4,667,140	2.80	130,611	4,167,676	3.04	126,809	15,502	(11,700)	3,802	3.00%
Demand deposits	399,735			391,942						
Other liabilities	46,433			45,283						
Shareholders' equity	534,209			455,466						
Total liabilities and shareholders' equity	$5,647,517			$5,060,367						
Net interest income			$200,418			$160,423	$ 20,591	$ 19,404	$39,995	24.93%
Net interest margin (4)		3.69%			3.30%					
Net interest spread (5)		3.29%			2.88%					

(1) Loan fees of $17.0 million are included in interest income in 2025. Loan fees of $15.2 million are included in interest income in 2024.

(2) State income tax credits related to incentive loans at below market rates and tax exempt loans to municipalities.

(3) The tax equivalent adjustments have been computed using a 21% Federal tax rate.

(4) Net interest income on a tax equivalent basis divided by average interest-earning assets.

(5) Average interest rate on interest-earning assets less average interest rate on interest-bearing liabilities.

Dollars In Thousands

	2024			2023			2024/2023 Change			
	Average Balance	Rates/ Yields	Income/ Expense	Average Balance	Rates/ Yields	Income/ Expense	Due to Volume	Due to Rate	Total	Percent Change
Loans, net of unearned interest (1)	$3,797,527	6.59%	250,273	$3,398,070	5.85%	198,739	$24,788	26,746	51,534	
State income tax credits (2)	—	0.07	2,720	—	0.08	2,677	318	(275)	43	
Total loans, net of unearned interest	3,797,527	6.66	252,993	3,398,070	5.93	201,416	25,106	26,471	51,577	
Investment securities—taxable	780,122	2.76	21,569	731,172	2.41	17,597	1,232	2,740	3,972	
Investment securities—tax exempt	56,664	2.63	1,488	66,600	2.36	1,574	(250)	164	(86)	
Taxable equivalent adjustment (3)	—	0.70	396	—	0.63	418	(66)	44	(22)	
Total tax-exempt investment securities	56,664	3.33	1,884	66,600	2.99	1,992	(316)	208	(108)	
Total investment securities	836,786	2.80	23,453	797,772	2.46	19,589	916	2,948	3,864	
Loans held for sale	3,000	6.30	189	4,637	5.26	244	(97)	42	(55)	
Federal funds sold	9,686	5.30	513	8,157	5.16	421	81	11	92	
Interest bearing deposits	203,372	4.80	9,753	92,655	3.99	3,697	5,181	875	6,056	
Restricted equity securities	3,739	8.85	331	3,551	8.76	311	17	3	20	
Total earning assets	4,854,110	5.92	287,232	4,304,842	5.24	225,678	31,204	30,350	61,554	27.28%
Cash and due from banks	25,789			25,066						
Allowance for credit losses - loans	(45,523)			(42,214)						
Bank premises and equipment	62,044			62,013						
Other assets	163,947			167,990						
Total assets	$5,060,367			$4,517,697						

Dollars In Thousands

	2024			2023			2024/2023 Change			
	Average Balance	Rates/ Yields	Income/ Expense	Average Balance	Rates/ Yields	Income/ Expense	Due to Volume	Due to Rate	Total	Percent Change
Deposits:										
Negotiable order of withdrawal accounts	$ 927,902	0.86%	8,014	$ 976,154	0.60%	5,847	$ (302)	2,469	2,167	
Money market demand accounts	1,237,236	2.79	34,529	1,123,482	2.03	22,769	2,489	9,271	11,760	
Time deposits	1,671,006	4.70	78,491	1,264,602	3.98	50,341	18,045	10,105	28,150	
Other savings deposits	329,283	1.73	5,709	322,458	1.43	4,625	100	984	1,084	
Total interest-bearing deposits	4,165,427	3.04	126,743	3,686,696	2.27	83,582	20,332	22,829	43,161	
Federal Home Loan Bank advances	—	—	—	63	3.05	2	(1)	(1)	(2)	
Fed funds purchased	13	6.29	1	541	4.48	24	(30)	7	(23)	
Finance leases	2,236	2.91	65	2,266	3.14	71	(1)	(5)	(6)	
Total interest-bearing liabilities	4,167,676	3.04	126,809	3,689,566	2.27	83,679	20,300	22,830	43,130	51.54%
Demand deposits	391,942			399,683						
Other liabilities	45,283			35,982						
Shareholders' equity	455,466			392,466						
Total liabilities and shareholders' equity	$5,060,367			$4,517,697						
Net interest income			$160,423			$141,999	$ 10,904	$ 7,520	$ 18,424	12.97%
Net interest margin (4)		3.30%			3.30%					
Net interest spread (5)		2.88%			2.97%					

(1) Loan fees of $15.2 million are included in interest income in 2024. Loan fees of $12.0 million are included in interest income in 2023.

(2) State income tax credits related to incentive loans at below market rates and tax exempt loans to municipalities.

(3) The tax equivalent adjustments have been computed using a 21% Federal tax rate.

(4) Net interest income on a tax equivalent basis divided by average interest-earning assets.

(5) Average interest rate on interest-earning assets less average interest rate on interest-bearing liabilities.

The components of our loan yield, a key driver to our net interest margin for the years ended December 31, 2025, 2024 and 2023 were as follows:

	December 31, 2025		December 31, 2024		December 31, 2023	
	Interest Income	Average Yield	Interest Income	Average Yield	Interest Income	Average Yield
Loan yield components:						
Contractual interest rates	270,799	6.35%	235,056	6.19%	186,754	5.50%
Origination and other fee income	17,006	0.40%	15,217	0.40%	11,985	0.35%
Loan tax credits and tax-exempt loan interest	4,553	0.11%	2,720	0.07%	2,677	0.08%
Total	$292,358	6.86%	$252,993	6.66%	$201,416	5.93%

Net interest income represents the amount by which interest earned on various earning assets exceeds interest paid on deposits and other interest-bearing liabilities and is the most significant component of the Company's earnings. Total interest income in 2025 was $326,187,000, up 14.81% when compared with $284,116,000 in 2024, which was up 27.64% when compared to $222,583,000 in 2023, in each case excluding tax exempt adjustments relating to tax exempt securities and loans. The increase in total interest income in 2025 when compared to 2024 was primarily attributable to an increase in interest earned on loans, an increase in interest and dividends earned on securities, and an increase in interest earned on interest bearing deposits. The increase in interest earned on loans resulted from an overall increase in average loan balances and an increase in the average yield earned on loans. While market rates declined overall in 2025, the Bank experienced upward rate yields within the portfolio as existing loan volume originated in prior years repriced to current market rates, and new loans were originated at higher contractual interest rates. The net effect resulted in a higher average yield on loans. Approximately 84% of the loans in our loan portfolio are variable rate loans, primarily indexed to the Federal Reserve prime rate. Fees earned on loans totaled $17,006,000, $15,217,000 and $11,985,000 for the years ended 2025, 2024 and 2023, respectively. The increase in fees earned on loans for the year ended 2025 when compared to the year ended 2024 was attributable to an increase in prepayment fees. The total amount of state income tax credits and tax-exempt loan interest included in our loan yields were $4,553,000, $2,720,000 and $2,677,000 for the years ended December 31, 2025, 2024 and 2023, respectively. The increase in interest and dividends earned on securities in 2025 when compared to 2024 resulted from higher yields earned on the securities purchased throughout 2024 and 2025 as management invested liquid funds into the securities portfolio, as well as management's decision to restructure a portion of the securities portfolio in 2024 and 2025, and invest the proceeds in higher yielding securities. The increase in interest earned on interest bearing deposits was primarily a result of higher deposit balances, partially offset by a decrease in rates earned on these deposits as a result of the Federal Reserve lowering rates.

The ratio of average earning assets to total average assets was 96.2%, 95.9% and 95.3% for each of the years ended December 31, 2025, 2024 and 2023, respectively. Average earning assets increased $581,047,000 from $4,854,110,000 at December 31, 2024 to $5,435,157,000 at December 31, 2025. For the year ended December 31, 2023, average earning assets were $4,304,842,000. The average rate earned on earning assets for 2025 was 6.09%, compared with 5.92% in 2024 and 5.24% in 2023. The increase in average earning assets was largely due to an increase in the average balance of loans due to loan growth, an increase in the average balance of interest bearing deposits and an increase in the average balance of securities. The increase in the average rate earned on earning assets is primarily due to an increase in the average yield earned on loans as new loans were originated at higher contractual interest rates and a portion of the Bank's variable loan portfolio repriced to current market rates as mentioned previously, and the increase in yield earned on securities as a result of the Bank investing in higher yielding securities, offset by a decrease in yield on interest-bearing deposits with other depository institutions.

Total interest expense for 2025 was $130,611,000, an increase of $3,802,000, or 3.00%, compared to total interest expense of $126,809,000 in 2024. For 2023, total interest expense totaled $83,679,000. Average interest-bearing deposits increased to $4,663,099,000 for 2025 compared to $4,165,427,000 for 2024. The average rate paid on interest-bearing deposits was 2.80% for 2025 compared to 3.04% for 2024. The increase in total interest expense in 2025 resulted from an increase in the volume of average interest bearing deposits offset in part by a reduction in the average interest rate paid on deposits. We have generally been able to lower the rates we pay on deposits as the Federal Reserve has lowered short-term interest rates; however, if competitive pressures increase, if the Federal Reserve doesn't cut the federal funds rate any further or if loan growth outpaces deposit growth, we may have to once again raise the rates we pay on deposits which would negatively impact our net interest margin. Even if rates remain at current levels or the Federal Reserve continues to cut rates, we expect interest expense to continue to increase due to an increase in overall deposit balances.

Net interest income for 2025 totaled $195,576,000 as compared to $157,307,000 and $138,904,000 in 2024 and 2023, respectively. The net interest spread, defined as the effective yield on earning assets less the effective cost of deposits and borrowed funds (calculated on a fully taxable equivalent basis), increased to 3.29% in 2025 from 2.88% in 2024. The net interest spread was 2.97% in 2023. Net interest margin increased to 3.69% in 2025 from 3.30% in 2024. The net interest margin was 3.30% in 2023. Net interest margin in 2025 increased as a result of the increase in average interest earning assets, an increase in the yield earned on loans and securities, higher deposit balances with depository institutions and a decrease in cost of funds, partially offset by an increase in interest-bearing deposits and a decrease in yield on interest-bearing deposits with other depository institutions.

Net interest margin remained the same in 2024 as it was in 2023 as a result of the growth in net interest income and the level of average earning assets off-setting the increases in cost of funds and the level of our average interest bearing liabilities. Changes in interest rates paid on products such as interest checking, savings, and money market accounts will generally increase or decrease in a manner that is consistent with changes in the short-term environment, but those rates are also impacted by competitive market conditions.

The direction and speed with which short-term interest rates move has an impact on our net interest income. The Federal Reserve influences the general market rates of interest, including the deposit and loan rates offered by many financial institutions. Our loan portfolio is significantly affected by changes in the prime interest rate. The prime interest rate decreased by 175 basis points between September 18, 2024 and December 31, 2025, as the Federal Reserve cut the target rate for the federal funds rate by 175 basis points during that time. The Company believes that short-term interest rates could decrease further in 2026, and in such a rate environment, expansion of the Company's net interest margin will be dependent upon, in part, whether the Company can lower deposit rates quicker than the rates it earns on loans and other interest earning assets reprice. However, if short-term interest rates decline further the Company's net interest margin and earnings could be negatively impacted if the yields on loans and other interest-earning assets decrease faster than the Company is able to lower deposit rates, including as a result of loan growth outpacing our ability to add lower cost core deposits or competitive pressures in our markets limiting our ability to reduce the rates we pay on deposits, particularly given that 84% of the loans in our loan portfolio are variable rate loans.

Provision for Credit Losses

The provision for credit losses represents a charge to earnings necessary to establish an allowance for credit losses that, in management's evaluation is adequate to provide coverage for all expected credit losses. The determination of the amount of the allowance is complex and involves a high degree of judgment and subjectivity. Refer to Note 1, "Summary of Significant Accounting Policies" in the notes to our consolidated financial statements appearing elsewhere in this Annual Report on 10-K for a detailed discussion regarding ACL methodology.

The provision for credit losses-loans in 2025, 2024 and 2023 was $7,145,000, $5,192,000 and $6,300,000, respectively. The benefit for the allowance for credit losses on off-balance sheet exposures in 2025, 2024 and 2023 was $215,000, $592,000 and $2,989,000, respectively.

The increase in the provision for credit losses-loans for the year ended December 31, 2025 when compared to the year ended December 31, 2024 was primarily attributable to loan growth, though a deterioration in both the macroeconomic forecast in our CECL modeling and credit quality of the loan portfolio also contributed to the increase. The decrease in the provision for credit losses-loans for the year ended December 31, 2024 when compared to the year ended December 31, 2023 was primarily attributable to an improvement in the macroeconomic forecast in our CECL modeling despite the increase in the volume of loans originated during the period.

For the year ended December 31, 2025, an increase in off-balance sheet credit exposures was more than offset by an increase in our unconditionally cancellable commitments as a percentage of our off-balance sheet commitments, which are excluded from the calculation of the allowance of credit losses on off-balance sheet credit exposures under ASC 326, resulting in a benefit for the year. For the year ended December 31, 2024, an increase in off-balance sheet credit exposures was more than offset by an increase in our unconditionally cancellable commitments as a percentage of our off-balance sheet commitments.

The following detail provides a breakdown of the provision for credit loss-loans expense and net (charge-offs) recoveries at and for the twelve months ended December 31, 2025, 2024 and 2023:

	In Thousands, Except Percentages			
	Provision for Credit Loss - Loans Expense (Benefit)	**Net (Charge-Offs) Recoveries**	**Average Loans**	**Ratio of Net (Charge-offs) Recoveries to Average Loans**
December 31, 2025				
Residential 1-4 family real estate	$ 6,000	$ 37	$ 1,214,017	—%
Commercial and multi-family real estate	(3,760)	(438)	1,600,705	(0.03)
Construction, land development and farmland	2,237	(137)	926,852	(0.01)
Commercial, industrial and agricultural	2,011	(280)	163,201	(0.17)
1-4 family equity lines of credit	(287)	—	251,167	—
Consumer and other	944	(790)	107,516	(0.73)
Total	$ 7,145	$ (1,608)	$ 4,263,458	(0.04)%
December 31, 2024				
Residential 1-4 family real estate	$ 928	$ 15	$ 1,030,428	—%
Commercial and multi-family real estate	2,781	—	1,406,746	—
Construction, land development and farmland	616	20	907,036	—
Commercial, industrial and agricultural	189	(20)	134,036	(0.01)
1-4 family equity lines of credit	81	—	215,603	—
Consumer and other	597	(558)	103,678	(0.54)
Total	$ 5,192	$ (543)	$ 3,797,527	(0.01)%
December 31, 2023				
Residential 1-4 family real estate	$ 1,435	$ 20	$ 909,742	—%
Commercial and multi-family real estate	2,123	—	1,192,260	—
Construction, land development and farmland	702	20	893,030	—
Commercial, industrial and agricultural	125	(29)	126,499	(0.02)
1-4 family equity lines of credit	639	—	177,398	—
Consumer and other	1,276	(1,276)	99,141	(1.29)
Total	$ 6,300	$ (1,265)	$ 3,398,070	(0.04)%

Following our adoption of CECL, the provision for credit losses - loans charged to operating expense requires us to estimate all expected credit losses over the remaining life of our loan portfolio. Factors which, in management's judgment, deserve current recognition in estimating expected credit losses include growth and composition of the loan portfolio, review of specific problem loans, the relationship of the allowance for credit losses to outstanding loans, adverse situations and/or current economic conditions that may affect our borrowers' ability to repay and the estimated value of any underlying collateral.

There was no provision for credit losses on available-for-sale securities for the twelve months ended December 31, 2025, 2024, or 2023.

Non-Interest Income

The Company's non-interest income is composed of several components, some of which vary significantly between periods. Service charges on deposit accounts and other non-interest income generally reflect the Company's growth, while fees for origination of mortgage loans and brokerage fees and commissions will often reflect home mortgage market and stock market conditions and fluctuate more widely from period to period.

The following is a summary of our non-interest income for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	Twelve Months Ended December 31,				Twelve Months Ended December 31,			
	2025	2024	$ Increase (Decrease)	% Increase (Decrease)	2024	2023	$ Increase (Decrease)	% Increase (Decrease)
Service charges on deposits	$ 8,868	$ 8,198	$ 670	8.17%	$ 8,198	$ 7,890	$ 308	3.90%
Brokerage income	10,015	8,562	1,453	16.97	8,562	7,184	1,378	19.18
Debit and credit card interchange income, net	8,326	8,627	(301)	(3.49)	8,627	8,490	137	1.61
Other fees and commissions	1,651	1,590	61	3.84	1,590	1,408	182	12.93
BOLI and annuity earnings	2,257	1,817	440	24.22	1,817	1,667	150	9.00
Loss on sale of securities, net	(2,515)	(2,742)	227	8.28	(2,742)	(1,009)	(1,733)	(171.75)
Fees and gains on sales of mortgage loans	2,336	3,068	(732)	(23.86)	3,068	2,635	433	16.43
Mortgage servicing income (loss), net	312	(1)	313	N/M*	(1)	9	(10)	(111.11)
Gain (loss) on the sale of fixed assets, net	(131)	(303)	172	56.77	(303)	(55)	(248)	(450.91)
Gain (loss) on sale of other assets, net	(2)	(8)	6	75.00	(8)	(10)	2	20.00
Loss on sale of investment in joint venture	(4)	—	(4)	(100.00)	—	—	—	—
Other income (loss)	157	146	11	7.53	146	80	66	82.50
Total non-interest income	$ 31,270	$28,954	$ 2,316	8.00%	$28,954	$28,289	$ 665	2.35%

*Not meaningful

2025 v. 2024

The increase in non-interest income for the year ended December 31, 2025 when compared to the year ended December 31, 2024 is primarily attributable to increases in brokerage income, service charges on deposits, and BOLI and annuity earnings, partially offset by a decrease in fees and gains on sales of mortgage loans and debit and credit card interchange income.

The increase in brokerage income was primarily due to multiple client acquisitions resulting in an increase of overall production and market share, the successful addition of new advisor relationships, and the overall positive performance of financial markets in a variety of diversified areas.

The increase in service charges on deposits was primarily due to an increase in overdraft fees as a result of an increase in transaction volume and treasury service charges.

The increase in BOLI and annuity earnings was primarily due to the purchase of additional policies in 2025.

The decrease in the loss on sale of securities was primarily due to management's decision to restructure a portion of the securities portfolio in the third quarter of 2025, including the sale of approximately $58 million of available for sale securities the proceeds from which were reinvested into higher yielding securities. This restructuring resulted in a net loss of approximately $2.5 million. The Company also restructured a portion of the securities portfolio in multiple transactions in the second half of 2024 that resulted in the sale of securities in a loss position, including the sale of approximately $86.5 million of available-for-sale securities that resulted in a net loss of $1.4 million in the third quarter of 2024.

The decrease in fees and gains on sale of mortgage loans was primarily due to the Company's decision to retain servicing rights on certain loans sold in 2025, while servicing rights were not retained on most loans sold in 2024.

The decrease in net debit and credit card interchange income was primarily due to an increase in the pricing structure from our core processor.

2024 v. 2023

The increase in non-interest income for the year ended December 31, 2024 when compared to the year ended December 31, 2023 was primarily attributable to increases in brokerage income, service charges on deposits, other fees and commissions, and fees and gains on sales of mortgage loans, partially offset by an increase in the loss on sale of securities and an increase in the loss on sale of fixed assets.

The increase in brokerage income was primarily due to multiple client acquisitions resulting in an increase of overall market share, the completion of estate planning and corporate benefit cases, and the overall positive performance of financial markets.

The increase in service charges on deposits was due to an increase in overdraft fees as a result of an increase in transaction volume and an increase in the number of business deposit customers utilizing treasury management services.

The increase in other fees and commissions was primarily due to an increase in fees related to safe deposit box rentals and cashier checks, as well as an increase in rental income. Beginning in November 2023, the Company entered into a lease agreement with a third party for use of the Company's unoccupied office building.

The increase in fees and gains on sale of mortgage loans was due to the mortgage interest rate environment positively impacting the fair value of our hedging instruments, while the mortgage interest rate environment experienced in 2023 negatively impacted the fair value of our interest hedging instruments.

The loss on sale of securities for 2024 was due to management's decision in the second half of 2024 to restructure a portion of the securities portfolio in multiple transactions that resulted in the sale of securities in a loss position in an attempt to improve the Bank's positioning relative to interest rate risk, including the sale of approximately $86.5 million of available-for-sale securities that resulted in a net loss of $1.4 million in the third quarter of 2024.

The increased loss on sale of fixed assets in 2024 was primarily due to write-offs associated with the closure of a leased branch location that we closed on January 13, 2024 and the write-off of fixed assets that are no longer in use. The loss on sale of fixed assets in 2023 was primarily due to the sale of a company vehicle.

Non-Interest Expenses

Non-interest expenses consist primarily of employee costs, FDIC premiums, occupancy expenses, furniture and equipment expenses, advertising and public relations expenses, data processing expenses, directors' fees, audit, legal and consulting fees, and other operating expenses.

The following is a summary of the Company's non-interest expense for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	Twelve Months Ended December 31,				Twelve Months Ended December 31,			
	2025	2024	$ Increase (Decrease)	% Increase (Decrease)	2024	2023	$ Increase (Decrease)	% Increase (Decrease)
Employee salaries and benefits	$ 73,459	$ 67,342	$ 6,117	9.08%	$ 67,342	$ 59,501	$ 7,841	13.18%
Equity-based compensation	1,755	1,567	188	12.00	1,567	1,528	39	2.55
Occupancy expenses	6,425	5,733	692	12.07	5,733	6,532	(799)	(12.23)
Furniture and equipment expenses	2,885	3,038	(153)	(5.04)	3,038	3,225	(187)	(5.80)
Data processing expenses	11,954	9,477	2,477	26.14	9,477	8,797	680	7.73
Advertising & public relations expenses	4,812	3,512	1,300	37.02	3,512	3,714	(202)	(5.44)
Accounting, legal & consulting expenses	2,177	1,550	627	40.45	1,550	1,789	(239)	(13.36)
FDIC insurance	3,656	3,129	527	16.84	3,129	3,120	9	0.29
Directors' fees	780	816	(36)	(4.41)	816	713	103	14.45
Other operating expenses	14,936	12,257	2,679	21.86	12,257	12,032	225	1.87
Total non-interest expense	$122,839	$108,421	$ 14,418	13.30%	$108,421	$100,951	$ 7,470	7.40%

2025 v. 2024

The increase in non-interest expenses for the year ended December 31, 2025 when compared to the year ended December 31, 2024 was primarily attributable to an increase in salaries and employee benefits, other operating expenses, data processing expenses, advertising & public relations expenses, and accounting, legal and consulting expenses.

Employee salaries and benefits increased for the year ended December 31, 2025 compared to the year ended December 31, 2024 primarily driven by several factors tied to the Company's continued operational expansion, including a higher employee count, elevated health insurance premiums, and increased annual bonus payouts linked to performance metrics.

The increase in other operating expenses was primarily due to an increase in credit card expense, an increase in employee recruitment, a telecom conversion, expenses related to the Cookeville branch acquisition, and an increase in expenses related to employee education.

Data processing expense increased principally due to implementation of additional information security solutions, replacement of technology equipment, and an increase in the overall number of customers. The Company anticipates that data processing expenses will continue to increase as the Company's operations grow, the demand for digital products and services from customers increases, and the cyber threat environment grows.

The increase in advertising and public relations expense for the year ended December 31, 2025 was primarily driven by continued efforts to support the opening of three new full service branches in the second half of 2024 and in 2025. Additional expenses during the period were incurred for branding initiatives, customer acquisition, and talent acquisition campaigns aimed at enhancing visibility in their respective markets, acquiring new business to the bank, and staffing the new locations.

The increase in accounting, legal and consulting expenses was primarily due to the timing and payment of invoices related to our annual audit, consulting costs related to various projects, and other strategic initiatives.

The efficiency ratio is a common and comparable KPI used in the banking industry. The Company uses this metric to monitor how effective management is at using our internal resources. It is calculated by dividing our non-interest expense by our net-interest income plus non-interest income. Our efficiency ratio for the years ended 2025, 2024 and 2023 was 54.15%, 58.21% and 60.38%, respectively. The improvement in the efficiency ratio in 2025 when compared to 2024 was due to the increases in net interest income and non-interest income outpacing the increase in non-interest expense.

The Company expects non-interest expense will continue to increase in 2026, including as a result of increased salary and benefits expense associated with our continued growth.

2024 v. 2023

The increase in non-interest expenses for the year ended December 31, 2024 when compared to the year ended December 31, 2023 was primarily attributable to an increase in salaries and employee benefits, data processing expenses, and other operating expenses, partially offset by a decrease in occupancy expenses, furniture and equipment expenses, advertising & public relations expenses, and accounting, legal and consulting expenses.

Employee salaries and benefits increased for the year ended December 31, 2024 compared to the year ended December 31, 2023 primarily due to an increase in the number of employees necessary to support the Company's growth in operations, an increase in incentives and commissions paid due to the increase in loan volume and an increase in clients and production growth within the investment department.

Data processing expense increased principally due to implementation of a small business online solution and an increase in the overall number of customers using digital services.

The increase in other operating expenses was primarily due to costs associated with a new employee development program, including engagement activities, and mailing costs associated with account change notices. Also contributing to the increase was an increase in fees related to ICS and CDARS accounts as a result of an increase in these types of accounts.

The decrease in occupancy expense was primarily due to the closure of a leased branch office location that we closed on January 13, 2024.

The decrease in furniture and equipment expenses for the year ended December 31, 2024 was primarily due to a decrease in depreciation expense which resulted from the full depreciation of the equipment in the Company's operations building.

The decrease in advertising and public relations expenses was primarily due to the competitive rate environment experienced in 2023, which caused the Bank to increase marketing efforts focused on driving deposit growth in 2023.

The decrease in accounting, legal and consulting expenses was primarily associated with the timing and payment of invoices received at year-end.

Income Taxes

The Company's income tax expense was $21,353,000 for 2025, an increase of $4,777,000 from $16,576,000 for 2024, which was an increase of $2,637,000 from the 2023 total of $13,939,000. The percentage of income tax expense to earnings before taxes was 22.0% in 2025, 22.6% in 2024 and 22.1% in 2023. The increase in income tax expense in 2025 from 2024 and from 2023 to 2024 was due to an increase in earnings before income taxes. Our effective tax rate represents our blended statutory federal and state rate of 26.135% affected by the impact of anticipated favorable permanent differences between our book and taxable income such as earnings on bank-owned life insurance, income earned on tax-exempt securities and loans, and certain state tax credits.

Our income tax expense, deferred tax assets and liabilities reflect management's best assessment of estimated future taxes to be paid. We are subject to income taxes at both the federal and state level. Significant judgments and estimates are required in determining the consolidated income tax expense.

Deferred income taxes arise from temporary differences between the tax and financial statement recognition of revenue and expense. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence. Changes in current tax laws and rates could also affect recorded deferred tax assets and liabilities in the future as was the case with the passage of the Tax Cuts and Jobs Act in 2017.

Financial Accounting Standards Board ("FASB") ASC Topic 740, Income Taxes ("ASC 740") provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. ASC Topic 740 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

We recognize tax liabilities in accordance with ASC Topic 740, and we adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which they are determined.

Financial Condition

Balance Sheet Summary

The Company's total assets increased in 2025 by $520,297,000, or 9.71%, to $5,878,956,000 at December 31, 2025, after increasing 10.57% in 2024 to $5,358,659,000 at December 31, 2024. Loans, net of allowance for credit losses, totaled $4,296,095,000 at December 31, 2025, a $253,703,000, or 6.28%, increase compared to December 31, 2024. In 2025, management targeted owner-occupied commercial real estate, residential real estate lending and small business lending as areas of focus. The increase in loans in 2025 resulted from the continued population growth and corporate relocations in the Bank's primary market areas, the continuing impact of opening of new branches (including the branch acquisition consummated in April 2025), and increased marketing efforts. The Company continued to grow loans in 2025, though at a rate slower than 2024. At year-end 2025, securities totaled $966,504,000, an increase of 16.74% from $827,893,000 at December 31, 2024, primarily due to new security purchases funded by deposit growth that outpaced loan growth, including in connection with management's decision in 2025 to restructure a portion of the Company's securities portfolio. Also as a result of deposit growth that outpaced loan growth, interest bearing deposits at other financial institutions increased by $114,963,000, to $326,234,000 at December 31, 2025. Deferred income taxes totaled $34,761,000 at December 31, 2025, an $11,287,000, or 24.51%, decrease compared to December 31, 2024.

Total liabilities increased by $418,315,000, or 8.57%, to $5,297,271,000 at December 31, 2025 compared to $4,878,956,000 at December 31, 2024. This increase was composed primarily of the $414,222,000 increase in total deposits to $5,244,256,000, an 8.58% increase from December 31, 2024. The increase in total deposits since December 31, 2024 was primarily attributable to growth in market share, the Bank's expanding network of branch locations and concerted marketing efforts, including deposit promotions, to drive deposit growth which resulted in the opening of new deposit accounts. Accrued interest and other liabilities increased to $53,015,000 at year-end 2025 from $48,922,000 at December 31, 2024. The increase in accrued interest and other liabilities was due to an increase in interest payable on deposits, an increase in lease payables and an increase in reserve for credit card rewards.

Shareholders' equity increased $101,982,000, or 21.26%, in 2025, due to net earnings, the issuance of common stock pursuant to the Company's Dividend Reinvestment Plan and the exercise of stock options. This increase in equity was partially offset by dividends paid on the Company's common stock. A more detailed discussion of assets, liabilities and capital follows.

Loans

The following schedule details the loans and percentage of loans in each category of the Company at December 31, 2025 and 2024 (dollars in thousands):

	December 31, 2025		December 31, 2024	
	AMOUNT	**%**	**AMOUNT**	**%**
Residential 1-4 family real estate	$ 1,277,698	29.3%	$ 1,133,966	27.6%
Commercial and multi-family real estate	1,635,488	37.5	1,544,340	37.7
Construction, land development and farmland	900,013	20.6	941,193	22.9
Commercial, industrial and agricultural	179,583	4.1	144,619	3.5
1-4 family equity lines of credit	263,707	6.0	235,240	5.7
Consumer and other	107,348	2.5	106,235	2.6
Total loans before net deferred loan fees	4,363,837	100.0%	4,105,593	100.0%
Net deferred loan fees	(12,708)		(13,704)	
Total loans	4,351,129		4,091,889	
Less: Allowance for credit losses	(55,034)		(49,497)	
Net loans	$ 4,296,095		$ 4,042,392	

Loans are the largest component of the Company's assets and are its primary source of income. The Company's loan portfolio, net of the associated allowance for credit losses, increased 6.28% at year-end 2025 when compared to year-end 2024. Overall, the Bank's loan demand and related new loan production remained steady in 2025. The net loan growth from December 31, 2024 reflects increased marketing efforts focused on growing the portfolio, the impact of the opening of new branch locations (including the recently acquired branch), continued population growth, and corporate relocations in our primary market areas. The table above sets forth the loan categories and the percentage of such loans in the portfolio as of December 31, 2025 and 2024.

As represented in the above table, Wilson Bank experienced loan growth for the year ended December 31, 2025 in nearly all loan categories. Residential 1-4 family real estate loans increased 12.7% in 2025 and comprised 29.3% of the total loan portfolio at December 31, 2025, compared to 27.6% at December 31, 2024. Commercial and multi-family real estate loans increased 5.9% in 2025 and comprised 37.5% of the total loan portfolio at December 31, 2025, compared to 37.7% at December 31, 2024. Construction, land development and farmland loans decreased 4.4% in 2025 and comprised 20.6% of the total loan portfolio at December 31, 2025, compared to 22.9% at December 31, 2024. 1-4 family equity lines of credit loans increased 12.1% in 2025 and comprised 6.0% of the total loan portfolio at December 31, 2025, compared to 5.7% at December 31, 2024. The increase in residential 1-4 family real estate loans is attributable to the Bank successfully growing its residential portfolio through enhanced marketing efforts directed at homebuilders in the Company's market areas, and the increase the Company experienced in the investor sector of 1-4 family. Increases in commercial and multifamily real estate loans were primarily due to the ongoing growth in the Bank's primary markets.

Because construction loans remain a meaningful portion of our portfolio, the Bank has implemented an additional layer of monitoring as it seeks to avoid advancing funds that exceed the present value of the collateral securing the loan. The responsibility for monitoring percentage of completion and distribution of funds tied to these completion percentages is vested in a Credit Administration Department independent of the lending function. The Bank continues to seek to diversify its real estate portfolio as it seeks to lessen concentrations in any one type of loan.

Banking regulators define highly leveraged transactions to include leveraged buy-outs, acquisition loans and recapitalization loans of an existing business. Under the regulatory definition, at December 31, 2025, the Company had no highly leveraged transactions, and there were no foreign loans outstanding during any of the reporting periods. As of December 31, 2025, the Company had not underwritten any loans in connection with capital leases.

The following table classifies the Company's fixed and variable rate loans at December 31, 2025 according to contractual maturities of: (1) one year or less, (2) after one year through five years, (3) after five years through fifteen years, and (4) after fifteen years (dollars in thousands):

	One Year or Less	After One Year Through Five Years	After Five Years Through Fifteen Years	After Fifteen Years	Total
			December 31, 2025		
Residential 1-4 family real estate	$ 60,739	$ 12,714	$ 131,968	$1,072,277	$1,277,698
Commercial and multi-family real estate	57,437	59,015	248,573	1,270,463	1,635,488
Construction, land development and farmland	313,510	210,941	133,573	241,989	900,013
Commercial, industrial and agricultural	20,708	54,999	58,422	45,454	179,583
1-4 family equity lines of credit	28,286	49,265	184,541	1,615	263,707
Consumer and other	21,352	41,230	20,539	24,227	107,348
Total	$ 502,032	$ 428,164	$ 777,616	$2,656,025	$4,363,837
Loans with fixed interest rates:					
Residential 1-4 family real estate	$ 48,779	$ 3,154	$ 11,227	$ 190,369	$ 253,529
Commercial and multi-family real estate	37,191	10,779	13,305	6,152	67,427
Construction, land development and farmland	151,682	40,989	14,317	23,031	230,019
Commercial, industrial and agricultural	10,646	30,694	8,189	11	49,540
1-4 family equity lines of credit	3,426	539	12	—	3,977
Consumer and other	8,990	38,527	7,332	19,825	74,674
Total	$ 260,714	$ 124,682	$ 54,382	$ 239,388	$ 679,166
Loans with variable interest rates:					
Residential 1-4 family real estate	$ 11,960	$ 9,560	$ 120,741	$ 881,908	$1,024,169
Commercial and multi-family real estate	20,246	48,236	235,268	1,264,311	1,568,061
Construction, land development and farmland	161,828	169,952	119,256	218,958	669,994
Commercial, industrial and agricultural	10,062	24,305	50,233	45,443	130,043
1-4 family equity lines of credit	24,860	48,726	184,529	1,615	259,730
Consumer and other	12,362	2,703	13,207	4,402	32,674
Total	$ 241,318	$ 303,482	$ 723,234	$2,416,637	$3,684,671

The following table details selected information as to non-accrual loans of the Company at December 31, 2025, 2024 and 2023:

	In Thousands, Except Percentages								
	December 31, 2025			December 31, 2024			December 31, 2023		
		Non-Accrual Loans			Non-Accrual Loans			Non-Accrual Loans	
	Total Loans	Amount	Percent of Loans in Category	Total Loans	Amount	Percent of Loans in Category	Total Loans	Amount	Percent of Loans in Category
Residential 1-4 family real estate	$1,277,698	$ 7,206	0.56%	$1,133,966	$ 452	0.04%	$ 959,218	$ —	—%
Commercial and multi-family real estate	1,635,488	13,135	0.80	1,544,340	3,616	0.23	1,313,284	—	—
Construction, land development and farmland	900,013	5,926	0.66	941,193	—	—	901,336	—	—
Commercial, industrial and agricultural	179,583	156	0.09	144,619	—	—	127,659	—	—
1-4 family equity lines of credit	263,707	208	0.08	235,240	750	0.32	202,731	—	—
Consumer and other	107,348	24	0.02	106,235	—	—	104,373	—	—
Total	$4,363,837	$ 26,655		$4,105,593	$ 4,818		$3,608,601	$ —	
Allowance for credit losses on loans		$ 55,034			$ 49,497			$ 44,848	
Ratio of non-accrual loans to total loans outstanding			0.61%			0.12%			—%
Ratio of allowance for credit losses on loans to non-accrual loans		206.47%			1,027.33%			—%	

The accrual of interest income is discontinued when it is determined that collection of interest is less than probable or the collection of any amount of principal is doubtful. The decision to place a loan on non-accrual status is based on an evaluation of the borrower's financial condition, collateral liquidation value, economic and business conditions and other factors that affect the borrower's ability to pay. At the time a loan is placed on non-accrual status, the accrued but unpaid interest is also evaluated as to collectability. If collectability is doubtful, the unpaid interest is charged off. Thereafter, interest on non-accrual loans is recognized only as received. Non-accrual loans totaled $26,655,000 at December 31, 2025 and $4,818,000 at December 31, 2024. The increase in non-accrual loans was primarily due to two large commercial and multi-family real estate loan relationships, and two construction, land development, and farmland loan relationships being placed on non-accrual and an increase in residential 1-4 family real estate loans on non-accrual status. The Company recognized $690,000 and reversed $1,910,000 out of interest income on nonaccrual loans for the year ended December 31, 2025. At December 31, 2025 and 2024 nonaccrual loans for which no related allowance for credit losses was recorded totaled $17,482,000 and $750,000, respectively. There were no non-accrual loans at December 31, 2023. For the years ended December 31, 2024 and 2023, the amount of interest income on non-accrual loans that would have been recognized if loans were on accruing status was insignificant.

At December 31, 2025, there were fifteen outstanding loans with modifications made to borrowers experiencing financial difficulty during the twelve months period ending December 31, 2025, with outstanding balances totaling $10,302,000, six of which were on non-accruing status. At December 31, 2024, there were five outstanding loan modifications made to borrowers experiencing financial difficulty, with outstanding balances totaling $25,599,000, none of which were on non-accruing status.

At December 31, 2025 other real estate owned totaled $515,000. At December 31, 2024, there was no other real estate owned outstanding.

The following table sets forth for the reported periods loans that were at least 30 days but less than 60 days past due, at least 60 days but less than 90 days past due and nonaccrual loans and those loans past due greater than 89 days but still accruing interest:

	30-59 Days Past Due	60-89 Days Past Due	Nonaccrual and Greater Than 89 Days Past Due	Total Nonaccrual and Past Due	Current	Total Loans	Loans Greater Than 89 Days Past Due and Accruing Interest
				(In thousands)			
December 31, 2025							
Residential 1-4 family real estate	$ 7,330	7,172	8,854	23,356	1,254,342	1,277,698	$ 1,648
Commercial and multi-family real estate	420	651	13,135	14,206	1,621,282	1,635,488	—
Construction, land development and farmland	1,190	1,188	5,926	8,304	891,709	900,013	—
Commercial, industrial and agricultural	1,053	112	156	1,321	178,262	179,583	—
1-4 family equity lines of credit	1,424	1,263	208	2,895	260,812	263,707	—
Consumer and other	522	112	49	683	106,665	107,348	25
Total	$ 11,939	10,498	28,328	50,765	4,313,072	4,363,837	$ 1,673
December 31, 2024							
Residential 1-4 family real estate	$ 5,854	1,462	766	8,082	1,125,884	1,133,966	$ 314
Commercial and multi-family real estate	—	2	3,616	3,618	1,540,722	1,544,340	—
Construction, land development and farmland	742	—	162	904	940,289	941,193	162
Commercial, industrial and agricultural	184	562	113	859	143,760	144,619	113
1-4 family equity lines of credit	960	581	840	2,381	232,859	235,240	90
Consumer and other	568	137	52	757	105,478	106,235	52
Total	$ 8,308	2,744	5,549	16,601	4,088,992	4,105,593	$ 731

Past due loans, which include nonaccrual loans and loans greater than 89 days past due, totaled $50,765,000 at December 31, 2025, an increase from $16,601,000 at December 31, 2024. The increase in nonaccrual and greater than 89 days past due loans during the year ended December 31, 2025 of $22,779,000, from $5,549,000 to $28,328,000, was due primarily due to two commercial and multi-family real estate loan relationships and two construction, land development and farmland loan relationships, all of which were on non-accruing status. The increase in 60-89 days past due loans during the year ended December 31, 2025 of $7,754,000 was primarily due to several residential 1-4 family real estate loan relationships, one construction, land development and farmland loan relationship, and two 1-4 family equity lines of credit loan relationships. Management believes that it is probable that it will incur losses on nonaccrual and greater than 89 days past due loans but believes that these losses should not exceed the amount in the allowance for credit losses already allocated to these loans, unless there is a severe deterioration of local real estate values.

The net non-performing asset ratio (NPA) is used as a measure of the overall quality of the Company's assets. Our NPA ratio is calculated by dividing the total of our loans greater than 89 days past due and accruing interest, non-accrual loans, and other real estate owned by our total assets outstanding. Our NPA ratios as of the periods ended December 31, 2025 and December 31, 2024 were 0.49% and 0.10%, respectively. The increase in our NPA ratio was the result of increases in nonaccrual loans and loans greater than 89 days past due and accruing interest as described above.

Loans may be classified as collateral dependent when the current net worth and financial capacity of the borrower or of the collateral pledged, if any, is viewed as inadequate and it is probable that the Company will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. Such loans generally have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt, and if such deficiencies are not corrected, there is a probability that the Company will sustain some loss. In such cases, interest income continues to accrue as long as the loan does not meet the Company's criteria for nonaccrual status. Collateral dependent loans are measured at the fair value of the collateral less estimated selling costs. If the fair value of the collateral dependent loan less estimated selling costs is less than the recorded investment in the loan, the Company recognizes impairment by creating a valuation allowance with a corresponding charge to the provision for credit losses or by adjusting an existing valuation allowance for the collateral dependent loan with a corresponding charge or credit to the provision for credit losses.

At December 31, 2025, the Company had a recorded investment in collateral dependent loans totaling $22,113,000, a decrease of $15,340,000 from a recorded investment in collateral dependent loans totaling $37,453,000 at December 31, 2024. The decrease during the year ended December 31, 2025 as compared to December 31, 2024 is primarily due to the paydown of two larger commercial real estate loan relationships. As of December 31, 2025 a $532,000 valuation allowance was recorded on collateral dependent loans due to two loan relationships. As of December 31, 2024 a $408,000 valuation allowance was recorded on collateral dependent loans due to one loan relationship. The allowance for credit losses for loans related to collateral dependent loans was measured based upon the estimated fair value of related collateral less estimated selling costs.

The internally classified loans as a percentage of the allowance for credit losses were 116.1% and 97.0%, respectively, at December 31, 2025 and 2024. At December 31, 2025, loans totaling $63,898,000 were included in the Company's internal classified loan list compared to $48,005,000 at December 31, 2024. The increase in internally classified loans was primarily due to a decline in payment performance in the 1-4 family real estate and construction, land development and farmland segments. Of the internally classified loans, $62,285,000 are real estate secured and $1,613,000 are secured by various other types of collateral. Such loans are listed as classified when information obtained about possible credit problems of the borrowers has prompted management to question the ability of the borrower to comply with the repayment terms of the loan agreement. If the economy deteriorates our classified loan balances could increase further.

The allowance for credit losses is discussed under "Critical Accounting Estimates", "Provision for Credit Losses", and "Summary of Significant Accounting Policies." The Company maintains its allowance for credit losses at an amount believed by management to be adequate to absorb expected credit losses inherent in the loan portfolio as of December 31, 2025.

Substantially all of the Company's loans are from Wilson, DeKalb, Smith, Putnam, Trousdale, Davidson, Rutherford, Sumner, Williamson, Hamilton and adjacent counties. Although the majority of the Company's loans are in the real estate market, the Company seeks to exercise prudent risk management in lending through the diversification by loan category within the real estate segment, including residential 1-4 family real estate, commercial and multi-family real estate, construction, land development and farmland, and 1-4 family equity lines of credit.

The Company expects it will target owner-occupied commercial real estate, residential real estate lending and consumer lending as areas of emphasis in 2026. At December 31, 2025, the Company's total loans equaled 83.0% of its total deposits as compared to 84.7% at December 31, 2024. The Company may sell portions of the loans it generates to other financial institutions for cash in order to improve the liquidity of the Company's loan portfolio or extend its lending capacity.

Allowance for Credit Losses

The current expected credit losses (CECL) methodology requires us to estimate all expected credit losses over the remaining life of our financial instrument portfolios. The provision for credit losses represents a charge to earnings necessary to establish an allowance for credit losses that, in management's evaluation, is adequate to provide coverage for all expected credit losses.

The allowance for credit losses for loans represents the portion of the loan's amortized cost basis that we do not expect to collect due to credit losses over the loan's life, considering past events, current conditions, and reasonable and supportable forecasts of future economic conditions considering macroeconomic forecasts. Loan losses are charged against the allowance when we believe the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for credit losses for loans is based on the loan's amortized cost basis, excluding accrued interest receivable, as we promptly charge off accrued interest receivable determined to be uncollectible. We determine the appropriateness of the allowance through quarterly discounted cash flow modeling of the loan portfolio which considers lending-related commitments and other relevant factors, including macroeconomic forecasts and historical loss rates. In future quarters, we may update information and forecasts that may cause significant changes in the estimate in those future quarters.

Our allowance for credit losses for loans at December 31, 2025 reflects an amount deemed appropriate to adequately cover all expected future losses as of the date the allowance is determined based on our allowance for credit losses for loans assessment methodology. Provision for credit losses for loans in 2025 resulted in an increase of the allowance for credit losses for loans (net of charge-offs and recoveries) to $55,034,000 at December 31, 2025 from $49,497,000 at December 31, 2024 and $44,848,000 at December 31, 2023. The allowance for credit losses for loans increased 11.19% from December 31, 2024 to December 31, 2025 as compared to the 6.34% increase in total loans over the same period. The allowance for credit losses for loans was 1.26% of total loans outstanding at December 31, 2025 compared to 1.21% at December 31, 2024. The allowance for loan losses was 1.25% of total loans outstanding at December 31, 2023.

The following schedule provides an allocation of the year-end allowance for credit losses for loans by portfolio segment for the Company as of and for the fiscal years ended December 31, 2025 and 2024:

		In Thousands, Except Percentages		
	Amount of Allowance Allocated	Percent of Loans in Each Category to Total Loans	Total Loans	Ratio of Allowance Allocated to Loans in Each Category
December 31, 2025				
Residential 1-4 family real estate	$ 15,745	29.3%	$1,277,698	1.23%
Commercial and multi-family real estate	16,005	37.5	1,635,488	0.98
Construction, land development and farmland	16,763	20.6	900,013	1.86
Commercial, industrial and agricultural	3,433	4.1	179,583	1.91
1-4 family equity lines of credit	1,603	6.0	263,707	0.61
Consumer and other	1,485	2.5	107,348	1.38
Total	$ 55,034	100.0%	4,363,837	1.26
Net deferred loan fees			(12,708)	
			$4,351,129	1.26%
December 31, 2024				
Residential 1-4 family real estate	$ 9,708	27.6%	$1,133,966	0.86%
Commercial and multi-family real estate	20,203	37.7	1,544,340	1.31
Construction, land development and farmland	14,663	22.9	941,193	1.56
Commercial, industrial and agricultural	1,702	3.5	144,619	1.18
1-4 family equity lines of credit	1,890	5.7	235,240	0.80
Consumer and other	1,331	2.6	106,235	1.25
Total	$ 49,497	100.0%	4,105,593	1.21
Net deferred loan fees			(13,704)	
			$4,091,889	1.21%

The allowance for credit losses for loans is an amount that management believes will be adequate to absorb expected losses on existing loans that may become uncollectible. The allowance for credit losses for loans as a percentage of total loans outstanding at December 31, 2025, net of deferred fees, increased from the year ended December 31, 2024. This increase was mainly due to loan growth and a deterioration in both the macroeconomic forecast utilized in our models, which is discussed below in more detail, and credit deterioration of the loan portfolio.

We measure expected credit losses over the life of each loan utilizing two methods. For credit cards, we use the remaining life method to estimate credit losses. For all other portfolios, we use discounted cash flow models which measure probability of default and loss given default. The measurement of expected credit losses for loan segments utilizing discounted cash flow is impacted by certain macroeconomic variables. Models are adjusted to reflect the current impact of certain macroeconomic variables as well as their expected changes over a reasonable and supportable forecast period.

In estimating expected credit losses as of December 31, 2025, we utilized the available forecasts of macroeconomic variables over our reasonable and supportable horizon based on the review of a variety of forecasts of the U.S. economy provided by Moody's Analytics. Key economic variables as forecasted and utilized in our models include: (i) U.S. Gross Domestic Product ("GDP") with annual growth rate in the range of 1.8% to 2.4%; (ii) a U.S. unemployment rate in the range of approximately 4.5% to 4.8%; (iii) a Home Price Index annual growth rate in the range of approximately 0.8% to 1.5%; (iv) a CRE Price Index annual growth rate in the range of approximately -6.5% to 1.2%; and (v) Gross Private Investment annual growth rate in the range of approximately -0.9% and 3.8%.

We adjust model results using qualitative factor ("Q-factor") adjustments. Q-Factor adjustments are based upon management's guidance, judgement, and current assessment as to the impact of risks related to changes in lending policies and procedures; economic and business conditions; loan portfolio attributes and credit concentrations; and external factors, among other things, that are not already captured within the modeling inputs, assumptions and other processes. Management reviews and assesses the potential impact of such items and adjusts the modeled expected credit loss by an aggregate adjustment percentage based upon the assessment.

Our charge-off policy for collateral dependent loans is similar to our charge-off policy for all loans in that loans are charged-off in the month when a determination is made that the loan is uncollectible. Net charge-offs increased to $1,608,000 in 2025 from net charge-offs of $543,000 in 2024 and net charge-offs of $1,265,000 in 2023. The ratio of net charge-offs to average total outstanding loans was 0.04% in 2025, 0.01% in 2024 and 0.04% in 2023. Overall, the Bank experienced minimal charge-offs during 2025. It is expected that charge-offs will be modest for 2026; however, a deterioration in local economic conditions in the Bank's markets may negatively impact charge-offs in the future.

We also maintain an allowance for credit losses on off-balance sheet exposures, which decreased $215,000 from $2,555,000 at December 31, 2024 to $2,340,000 at December 31, 2025 as a result of an increase in our unconditionally cancellable commitments as a percentage of our off-balance sheet commitments, which are excluded from the calculation of the allowance for credit losses on off-balance sheet credit exposure under ASC 326. Off-balance sheet exposures are recognized on the balance sheet within accrued interest and other liabilities.

The level of the allowance and the amount of the provision for credit losses involve evaluation of uncertainties and matters of judgment. The Company maintains an allowance for credit losses - loans which management believes is adequate to absorb losses in the loan portfolio. A formal calculation of the allowance for credit losses - loans is prepared quarterly by the CECL Manager, reviewed by the Company's Chief Financial Officer and provided to the Board of Directors. The calculation includes an evaluation of historical default and loss experience, current and forecasted economic conditions, an evaluation of qualitative factors, industry and peer bank loan quality indicators and other factors. See the discussion above under "Application of Critical Accounting Policies and Accounting Estimates" for more information. Management believes the allowance for credit losses at December 31, 2025 to be adequate, but if forecasted economic conditions do not meet management's current expectations, the allowance for credit losses may require an increase through additional provision for credit loss expense which would negatively impact earnings.

For a detailed discussion regarding our allowance for credit losses, see "*Provision for Credit Losses*" and Note 2 "*Loans and Allowance for Credit Losses*" elsewhere in this Annual Report on Form 10-K.

Securities

Securities increased 16.74% to $966,504,000 at December 31, 2025 from $827,893,000 at December 31, 2024, and comprised the second largest and other primary component of the Company's earning assets. Securities increased due to the purchase of new securities, including in connection with the securities portfolio restructuring as discussed above, and the decrease in the unrealized loss position of our securities portfolio that was partially a result of the decreases in the federal funds rate in 2025, partially offset by the sale of securities and the run-off of our declining balance securities. The average yield, including tax equivalent adjustment, of the securities portfolio at December 31, 2025 was 3.05% with a weighted average life of 7.05 years, as compared to an average yield of 2.50% and a weighted average life of 7.00 years at December 31, 2024. The weighted average lives on mortgage-backed securities reflect the repayment rate used for book value calculations.

Certain debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses on our available-for-sale securities excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

For available-for-sale debt securities in an unrealized loss position, we evaluate the securities at each measurement date to determine whether the decline in the fair value below the amortized cost basis is due to credit-related factors or noncredit-related factors. Any impairment that is not credit related is recognized in other comprehensive income, net of applicable taxes. Credit-related impairment is recognized through the allowance for credit losses on the balance sheet, limited to the amount by which the amortized cost basis exceeds the fair value, with a corresponding adjustment to earnings via provision for credit loss. At December 31, 2025 and December 31, 2024, we determined that the decline we experienced in fair value of available-for-sale securities below the amortized cost basis of the securities was driven by changes in interest rates and not due to credit-related factors. Therefore, there was no provision for credit loss recognized during the twelve months ended December 31, 2025 with respect to our available-for-sale securities, nor was there an allowance for credit losses on available-for-sale securities.

No securities have been classified as trading securities or held-to-maturity at December 31, 2025, December 31, 2024, or December 31, 2023.

Investment securities at December 31, 2025 and December 31, 2024 consisted of the following:

| | **December 31, 2025**
Securities Available-For-Sale | | | |
| | *(In Thousands)* | | | |
	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Estimated Market Value**
U.S. Government-sponsored enterprises (GSEs)	$ 149,261	136	10,807	138,590
Mortgage-backed securities	665,620	2,472	44,794	623,298
Asset-backed securities	47,868	47	1,135	46,780
Corporate notes and other	4,500	—	48	4,452
Obligations of states and political subdivisions	173,939	79	20,634	153,384
	$1,041,188	2,734	77,418	966,504

| | **December 31, 2024**
Securities Available-For-Sale | | | |
| | *(In Thousands)* | | | |
	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Estimated Market Value**
U.S. Treasury and other U.S. government agencies	$ 4,927	—	389	4,538
U.S. Government-sponsored enterprises (GSEs)	183,912	8	21,947	161,973
Mortgage-backed securities	520,729	55	66,588	454,196
Asset-backed securities	51,110	108	401	50,817
Corporate notes and other	2,500	—	104	2,396
Obligations of states and political subdivisions	184,163	—	30,190	153,973
	$ 947,341	171	119,619	827,893

The following table details the contractual maturities and weighted average yields of investment securities held by the Company as of December 31, 2024. Actual maturities may differ from contractual maturities of mortgage and asset-backed securities because the mortgages or other assets underlying such securities may be called or prepaid with or without penalty. Therefore, these securities are not included in the maturity categories noted below as of December 31, 2025:

	December 31, 2025	
Available-For-Sale Securities	**Estimated Market Value**	**Weighted Average Yields**
	(In Thousands, Except Yields)	
Mortgage and asset-backed securities		
One year or less	$ —	—%
After one year through five years	25,033	1.93
After five years through ten years	80,887	3.21
After ten years	564,158	3.47
Total Mortgage and asset-backed securities	670,078	3.38
U.S. Government-sponsored enterprises (GSEs):		
One year or less	379	2.42
After one year through five years	47,246	1.31
After five years through ten years	82,506	2.63
After ten years	8,459	2.08
Total U.S. Government-sponsored enterprises (GSEs)	138,590	2.14
Obligations of states and political subdivisions*:		
One year or less	457	2.37
After one year through five years	32,931	1.69
After five years through ten years	65,757	2.09
After ten years	54,239	3.02
Total obligations of states and political subdivisions	153,384	2.34
Corporate notes and other:		
One year or less	—	—
After one year through five years	—	—
After five years through ten years	4,452	7.61
After ten years	—	—
Total corporate notes and other	4,452	7.61
Total available-for-sale securities	$ 966,504	3.05%

* Weighted average yield on tax-exempt obligations is stated on a tax-equivalent basis, assuming a weighted average Federal income tax rate of 21%.

We computed weighted average yields using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security. We computed the weighted average yield for each maturity range using the fair value of each security in that range.

Premises and Equipment, net

Premises and equipment increased $1,107,000, or 1.80%, from December 31, 2024 to December 31, 2025. The primary reason for the increase was due to purchase of the Cookeville branch and the purchase of computer equipment and software, partially offset by current year depreciation and amortization of $4,277,000.

The Company has entered into various operating and financing lease arrangements. Future undiscounted payments under such arrangements as of December 31, 2025 were as follows:

	In Thousands	
	Operating	Finance
Less than 1 year	$ 538	$ 302
1-3 years	985	626
3-5 years	530	658
More than 5 years	525	4,052

Bank Owned Life Insurance

Bank owned life insurance increased $7,400,000, or 11.95%, from December 31, 2024 to December 31, 2025. This increase was due to the purchase of new policies totaling $5,290,000 and an increase in the overall cash surrender value of our existing policies of $2,108,000.

Deposits

The increases in assets in 2025 and 2024 were funded primarily by increases in deposits and the Company's earnings. Total deposits, which are the principal source of funds for the Company, totaled $5,244,256,000 at December 31, 2025 compared to $4,830,034,000 at December 31, 2024, an increase of 8.58%. The increase in total deposits since December 31, 2024 was primarily attributable to growth in market share, the Bank's expanding branch network and concerted marketing efforts to drive deposit growth, including a strategic focus on growing customers by utilizing deposit promotions, which resulted in the opening of new deposit accounts. The Company has targeted consumers, professionals, small businesses, and municipalities as its central clientele; therefore, deposit instruments in the form of demand deposits, savings accounts, money market demand accounts, certificates of deposits and individual retirement accounts are offered to customers. Management believes the markets in which it operates are attractive markets offering continued growth opportunities for the Company; however, the Company competes with several larger banks and community banks that have offices in these areas which may negatively impact market growth or maintenance of current market share. Even though the Company operates in competitive markets, management currently believes that its deposit market share can be maintained or expanded in 2026, though, as discussed below, such competition may force the Company to increase the rates it pays on deposits or seek alternative funding sources as needed to support loan growth. There were no brokered deposits at December 31, 2025.

The $414,222,000, or 8.58%, growth in deposits in 2025 was due to an $87,100,000, or 5.04%, increase in certificates of deposits, a $184,335,000, or 13.90%, increase in money market accounts, a $121,815,000, or 35.42%, increase in savings accounts, a $30,444,000, or 7.95%, increase in demand deposit accounts and a $2,565,000, or 3.12%, increase in individual retirement accounts. This was partially offset by a $12,037,000, or 1.24%, decrease in negotiable order of withdrawal (NOW) accounts. The increase in money market accounts was primarily attributable to growth seen in the business segment money market deposits. The increase in savings accounts was primarily attributable to targeted marketing campaigns to acquire consumer savings deposits. The average rate paid on average total interest-bearing deposits was 2.80% for 2025 compared to 3.04% for 2024. The average rate paid in 2023 was 2.27%. As mentioned above, if the competitive pressures begin to rise, the Federal Reserve does not cut the federal funds rate any further or loan growth outpaces deposit growth, the Bank may have to once again raise deposit rates, or may be limited in its ability to lower deposit rates should short-term interest rates fall. If either of these scenarios were to happen, our net interest margin could experience compression and our results of operations could be negatively impacted.

The ratio of average loans to average deposits was 84.2% in 2025, 83.3% in 2024, and 83.2% in 2023.

The average amounts and average interest rates for deposits for 2025 and 2024 are detailed in the following schedule:

	2025		2024	
	Average Balance In Thousands	**Average Rate**	*Average Balance In Thousands*	**Average Rate**
Non-interest bearing deposits	$ 399,735	—%	$ 391,942	—%
Interest-bearing deposits:				
Negotiable order of withdrawal accounts	947,577	0.80	927,902	0.86
Money market demand accounts	1,446,342	2.57	1,237,236	2.79
Time deposits	1,853,790	4.18	1,671,006	4.70
Other savings	415,390	2.00	329,283	1.73
Total interest-bearing deposits	4,663,099	2.80%	4,165,427	3.04%
Total deposits	$ 5,062,834	2.58%	$ 4,557,369	2.78%

At December 31, 2025, we estimate that we had approximately $1.5 billion in uninsured deposits, which are the portion of deposit amounts that exceed the FDIC insurance limit, compared to $1.4 billion at December 31, 2024. Approximately 29% of our total deposits exceeded the FDIC deposit insurance limits at December 31, 2025 while approximately 30% exceeded the FDIC deposit insurance limits at December 31, 2024. However, we offer large depositors access to the Certificate of Deposit Account Registry Service ("CDARS") and the Insured Cash Sweep ("ICS Product"), which allows us to, at the customer's request, divide a customer's deposits that exceed the FDIC insurance limits into smaller amounts, below the FDIC insurance limits, and place those excess deposits in other participating FDIC insured institutions with the convenience of managing all deposit accounts through our Bank. Our total deposits in CDARS and the ICS Products increased to $262,733,000, or 5.01% of total deposits, at December 31, 2025, compared to $200,650,000, or 4.15% of total deposits, at December 31, 2024.

The following schedule details the maturities of estimated uninsured time deposits greater than $250,000 at December 31, 2025:

	In Thousands
Time deposits otherwise uninsured with a maturity of:	
Three months or less	$ 239,795
Over three through six months	37,674
Over six through twelve months	45,320
Over twelve months	51,527
Portion of U.S. time deposits in excess of insurance limit	$ 374,316

Off Balance Sheet Arrangements

At December 31, 2025, the Company had unfunded lines of credit of $1.2 billion and outstanding standby letters of credit of $150 million, compared to unfunded lines of credit of $1.2 billion and outstanding standby letters of credit of $129 million at December 31, 2024. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, the Bank has the ability to access interest-bearing deposits in other financial institutions, liquidate Federal funds sold or securities available-for-sale or on a short-term basis to borrow and purchase Federal funds from other financial institutions. Additionally, the Bank could sell participations in these or other loans to correspondent banks. Liquidation of securities available-for-sale could trigger recognition of losses by the Bank if those securities sold to meet these commitments were in a loss position when sold. As mentioned below, the Bank has historically been able to fund its ongoing liquidity needs through its stable core deposit base, brokered deposits, loan repayments, investment security maturities, and short-term borrowings.

Quantitative and Qualitative Disclosures About Market Risk

The Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity. Based upon the nature of the Company's operations, the Company is not subject to foreign currency exchange or commodity price risk.

Interest rate risk (sensitivity) management focuses on the earnings risk associated with changing interest rates. Management seeks to maintain profitability in both short term and long term earnings through funds management/interest rate risk management. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets monthly to analyze the rate sensitivity position. These meetings focus on the spread between the cost of funds and interest yields generated primarily through loans and investments.

Liquidity and Asset Liability Management

Liquidity

The Company's management seeks to maximize net interest income by managing the Company's assets and liabilities within appropriate constraints on capital, liquidity and interest rate risk. Liquidity is a measure of our ability to meet our cash flow requirements, including inflows and outflows of cash for depositors and borrowers, while at the same time meeting our operating, capital and strategic cash flow needs. Several factors influence our liquidity needs, including depositor and borrower activity, interest rate trends, changes in the economy, maturities, re-pricing and interest rate sensitivity of our debt securities, loan portfolio and deposits. We strive to maintain appropriate levels of liquidity. We calculate our liquidity ratio by taking cash and due from banks, interest bearing deposits, federal funds sold, and available-for-sale debt securities not pledged as collateral and dividing by total assets. Our total liquidity ratios were 13.32% at December 31, 2025 and 10.80% at December 31, 2024. The increase in our liquidity ratio is primarily attributable to an increase in liquid assets as a result of deposit growth outpacing loan growth in 2025.

The Company's primary source of liquidity is a stable core deposit base. In addition, federal funds purchased, advances from the Federal Home Loan Bank of Cincinnati, and brokered deposits provide a secondary source. These sources of liquidity are generally short-term in nature and are used to fund asset growth and meet other short-term liquidity needs. Liquidity needs can also be met from loan payments and investment security sales or maturities. While maturities and scheduled amortization of loans and debt securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by market interest rates, economic conditions, and competition. At December 31, 2025, the Company's liquid assets totaled approximately $782.8 million, an increase from $578.7 million at December 31, 2024. A portion of these liquid assets included unpledged available-for-sale securities that were in an unrealized loss position at December 31, 2025. If the Company was required to sell any of these securities, including to meet liquidity needs, while they are in an unrealized loss position the Company would be required to recognize the loss on those securities through the income statement when they are sold. Recognition of these losses would negatively impact the Bank's and the Company's earnings and regulatory capital levels. Additionally, as of December 31, 2025, the Company had available approximately $119.5 million in unused federal funds lines of credit with regional banks and, subject to certain restrictions and collateral requirements, approximately $651.3 million of borrowing capacity with the Federal Home Loan Bank of Cincinnati to meet short term funding needs. The Company maintains a formal asset and liability management process in an effort to quantify, monitor and control interest rate risk, and to assist management as management seeks to maintain stability in the net interest margin under varying interest rate environments. The Company accomplishes this process through the development and implementation of lending, funding and pricing strategies designed to maximize net interest income under varying interest rate environments subject to specific liquidity and interest rate risk guidelines and competitive market conditions.

The Company's securities portfolio consists of earning assets that provide interest income. Securities classified as available-for-sale include securities intended to be used as part of the Company's asset/liability strategy and/or securities that may be sold in response to changes in interest rates, prepayment risk, or the need to fund loan demand or other liquidity needs. At December 31, 2025, securities totaling approximately $70.9 million mature or will be subject to rate adjustments within the next twelve months.

A secondary source of liquidity is the Company's loan portfolio. At December 31, 2025, loans totaling approximately $502.0 million will become due within twelve months from that date.

As for liabilities, at December 31, 2025, certificates of deposit and individual retirement accounts of $250,000 or greater totaling approximately $587.5 million will become due or reprice during the next twelve months. Historically, there has been no significant reduction in immediately withdrawable accounts such as negotiable order of withdrawal accounts, money market demand accounts, demand deposit accounts and regular savings accounts. Management does not anticipate that there will be significant withdrawals from these accounts in the next twelve months.

Management believes that with present maturities, borrowing capacity in unused federal funds lines of credit and with the Federal Home Loan Bank of Cincinnati and the efforts of management in its asset/liability management program, the Company has adequate liquidity to meet all known contractual obligations, unfunded commitments and reasonable requirements of borrowers and depositors over the next twelve months as well over a longer term.

At December 31, 2025, the Company had no individually significant commitments for capital expenditures. But, the Company believes the number of its locations, including non-branch locations, will increase over an extended period of time across its footprint, and that certain of its locations will be in need of required renovations. In future periods, these expansions and renovation projects may lead to additional equipment and occupancy expenses as well as related increases in salaries and benefits expense. Additionally, the Company expects it will continue to incur costs associated with planned technology improvements to enhance its infrastructure.

Asset Liability Management

Analysis of rate sensitivity and rate gap analysis are the primary tools used to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. Included in the analysis are cash flows and maturities of financial instruments held for purposes other than trading, changes in market conditions, loan volumes and pricing and deposit volume and mix. These assumptions are inherently uncertain, and, as a result, net interest income cannot be precisely estimated nor can the impact of higher or lower interest rates on net interest income be precisely predicted. Actual results will differ due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management's strategies, among other factors.

Interest Rate Sensitivity Gaps

The following schedule details the Company's interest rate sensitivity gaps for different time periods at December 31, 2025:

			Repricing Within			
(In Thousands)	**Total**	**0-30 Days**	**31-90 Days**	**91-180 Days**	**181-365 Days**	**Over 1 Year**
Earning assets:						
Loans, net of deferred fees	$ 4,351,129	793,108	186,267	219,941	518,349	2,633,464
Securities	966,504	64,630	538	5,760	—	895,576
Loans held for sale	2,361	—	—	—	—	2,361
Interest bearing deposits	326,234	326,234	—	—	—	—
Federal funds sold	9,792	9,792	—	—	—	—
Restricted equity securities	4,285	4,285	—	—	—	—
Total earning assets	5,660,305	1,198,049	186,805	225,701	518,349	3,531,401
Interest-bearing liabilities:						
Negotiable order of withdrawal accounts	956,161	956,161	—	—	—	—
Money market demand accounts	1,510,048	1,510,048	—	—	—	—
Individual retirement accounts	84,824	3,036	9,295	12,502	18,987	41,004
Other savings	465,709	465,709	—	—	—	—
Certificates of deposit	1,813,902	104,015	330,792	338,948	624,951	415,196
Finance leases	4,159	—	—	—	—	4,159
	4,834,803	3,038,969	340,087	351,450	643,938	460,359
Interest-sensitivity gap	$ 825,502	(1,840,920)	(153,282)	(125,749)	(125,589)	3,071,042
Cumulative gap		(1,840,920)	(1,994,202)	(2,119,951)	(2,245,540)	825,502
Interest-sensitivity gap as % of total assets		(31.3)%	(2.6)%	(2.1)%	(2.1)%	52.2%
Cumulative gap as % of total assets		(31.3)%	(33.9)%	(36.1)%	(38.2)%	14.0%

As detailed in the table, as of December 31, 2025, the Company is forecasted to maintain a liability sensitive position over the next twelve months, meaning that its liabilities should reprice faster than its assets in a changing interest rate environment.

The Company also uses simulation modeling to evaluate both the level of interest rate sensitivity as well as potential balance sheet strategies. The Company's Asset Liability Committee ("ALCO") meets quarterly to analyze the interest rate shock simulation. The interest rate shock simulation model is based on a number of assumptions. The assumptions include, but are not limited to, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment and replacement of asset and liability cash flows and balance sheet management strategies. We model instantaneous change in interest rates using a growth in the balance sheet as well as a flat balance sheet to understand the impact to earnings and capital. Based on the Company's IRR simulation, the Company had a slightly asset-sensitive interest-rate risk position as of December 31, 2025, though the Company's net interest margin and earnings could be negatively impacted if the Company's ability to lower deposit rates (in a falling rate environment) or limit the increases to deposit rates (in a rising rate environment), is limited by other factors including as a result of competitive pressures re-intensifying or loan growth outpacing our ability to add lower cost core deposits. The Company also uses Economic Value of Equity ("EVE") sensitivity analysis to understand the impact of changes in interest rates on long-term cash flows, income and capital. EVE is calculated by discounting the cash flows for all balance sheet instruments under different interest rate scenarios. The EVE is a longer term view of interest rate risk because it measures the present value of the future cash flows. Presented below is the estimated impact on the Bank's net interest income and EVE as of December 31, 2025, assuming an immediate shift in interest rates:

	% Change from Base Case for Immediate Parallel Changes in Rates					
	-300 BP	-200 BP	-100 BP	+100 BP	+200 BP	+300 BP
Net interest income	(5.58)%	(3.77)%	(2.26)%	0.06%	(0.08)%	(0.53)%
EVE	(18.57)%	(9.05)%	(3.77)%	(0.02)%	(0.95)%	(2.91)%

While an instantaneous and severe shift in interest rates was used in this analysis to provide an estimate of exposure under these scenarios, we believe that a gradual shift in interest rates would have a more modest impact. Further, the earnings simulation model does not take into account factors such as future balance sheet growth, changes in product mix, changes in yield curve relationships, and changing product spreads that could mitigate any potential adverse impact of changes in interest rates. Moreover, since EVE measures the discounted present value of cash flows over the estimated lives of instruments, the change in EVE does not directly correlate to the degree that earnings would be impacted over a shorter time horizon (i.e., the current year). Further, EVE does not take into account factors such as future balance sheet growth, changes in product mix, changes in yield curve relationships, hedging strategies that we may institute, and changing product spreads that could mitigate any potential adverse impact of changes in interest rates.

Interest rate risk (sensitivity) management focuses on the earnings risk associated with changing interest rates. Management seeks to maintain profitability in both immediate and long-term earnings through funds management/interest rate risk management. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company analyzes the rate sensitivity position quarterly. Management focuses on the spread between the Company's cost of funds and interest yields generated primarily through loans and investments.

In addition to the ALCO, the Audit Committee and the Risk Oversight Committee, as well as the Chief Risk Officer are all responsible for the "risk management framework" of the Company. The ALCO meets monthly and the Audit and Risk Oversight Committees meet quarterly, with the authority to convene additional meetings as circumstances require.

Impact of Inflation

Although interest rates are significantly affected by inflation, for the fiscal years ended December 31, 2025, 2024 and 2023, the inflation rate is believed to have had an immaterial impact on the Company's results of operations outside of its indirect impact on interest rates. Outside of its potential impact on our customers and their ability to make loan payments, we do not expect such inflation to have a material impact on our operations in 2026 other than any effect it may have on interest rates, though continued elevated levels of inflation could also negatively impact our non-interest expense.

Capital Resources, Capital Position and Dividends

At December 31, 2025, total shareholders' equity was $581,685,000, or 9.89% of total assets, which compares with $479,703,000, or 8.95% of total assets, at December 31, 2024, and $429,405,000 or 8.86% of total assets, at December 31, 2023. The dollar increase in shareholders' equity during 2025 is the result of the net effect of $1,087,000 related to the issuance of stock options, restricted share awards, restricted share units, and performance share units, the Company's net earnings of $75,699,000, proceeds from the issuance of common stock related to exercise of stock options of $654,000, $2,000 in the forfeiture of performance stock units, $3,000 in the forfeiture of restricted stock units, and a decrease of $33,066,000 in unrealized losses on investment securities (described elsewhere in this Annual Report on Form 10-K), net of applicable income taxes of $11,698,000. Also included was $25,000 of net earnings for the year ended December 31, 2025 attributable to the noncontrolling members of Encompass. The increase in total shareholders' equity was partially offset by cash dividends declared of $26,929,000, net of $18,603,000 reinvested in shares of the Company's common stock under the Company's dividend reinvestment plan and the sale of the Bank's interest in Encompass.

For a discussion of the Company's and Wilson Bank's capital levels and required minimum levels of capital each is required to maintain under applicable regulatory requirements see Note 17, Regulatory Matters and Restrictions on Dividends in the notes to the Company's consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K.

WILSON

BANK HOLDING CO.

YOUR FAMILY FINANCIAL CENTER

MANAGEMENT REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

The management of Wilson Bank Holding Company is responsible for establishing and maintaining adequate internal control over financial reporting. This internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Wilson Bank Holding Company's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2025. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our assessment, we believe that, as of December 31, 2025, the company's internal control over financial reporting is effective based on those criteria. Wilson Bank Holding Company's independent auditors have issued an audit report on our assessment of the company's internal control over financial reporting.

February 27, 2026

John C. McDearman III
CEO

Kayla Hawkins
Executive Vice President and CFO

623 WEST MAIN ST. • P.O. BOX 768 •LEBANON, TN 37088-0768 • 615-444-2265



1201 Demonbreun Street
Suite 1200
Nashville, TN 37203

T: 615.253.5200
E: info@rubinbrown.com
www.RubinBrown.com

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

Report Of Independent
Registered Public Accounting Firm

Shareholders and the Board of Directors of
Wilson Bank Holding Company

Opinion On The Financial Statements

We have audited the accompanying consolidated balance sheet of Wilson Bank Holding Company ("the Company") as of December 31, 2025, and the related consolidated statement of earnings, comprehensive earnings, changes in shareholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2026 expressed an unqualified opinion thereon.

Basis For Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Shareholders and the Board of Directors of
Wilson Bank Holding Company

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosure in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which they relate.

Allowance for Credit Losses on Loans - Reasonable and Supportable Forecasts and Qualitative Adjustments

The Company's allowance for credit losses on loans ("ACL") was $55.0 million as of December 31, 2025 and the provision for credit losses on loans was $7.1 million for the year ended December 31, 2025. Loans were $4.4 billion at December 31, 2025. The Company disclosed information regarding the Company's financial assets and allowance for credit losses in Note 1 Summary of Significant accounting Policies and Note 2 Loans and Allowance for Credit Losses to the consolidated financial statements.

The Company primarily used a discounted cash flow ("DCF") model to calculate its ACL. DCF calculates the present value of the future expected cash flows for all loans included in the analysis at the loan's effective interest rate. The analysis was performed using a bottom-up approach with the loan-level data. The loan-level calculations were rolled up to the pool level to get the total amortized cost of cash flow loans by each pool. The amortized cost is then discounted back to the present value. Each loan pool's allowance estimate is equal to the aggregate shortage, if any, of the present value of future cash flows compared to the amortized cost basis of the loan pool.

Within its DCF model, the Company primarily employed a probability of default ("PD") and loss given default ("LGD") modeling approach. The PD assumption of the Company's ACL model utilized historical correlations between default experience and certain macroeconomic factors as determined through a statistical regression analysis. Losses are forecasted over a period of time determined to be reasonable and supportable, and then reverted to long term historical averages. The Company adjusted its overall ACL with qualitative adjustment that are not inherently considered in the quantitative component of the methodology.

While the qualitative categories and the measurements utilized to quantify the risks associated with each of the qualitative adjustments are built primarily upon objective measurements where applicable, they are subjectively developed and interpreted by management.

The audit procedures over the reasonable and supportable forecast scenarios and qualitative adjustments utilized in management's methodology involved challenging and subjective auditor judgment. Therefore, we identified auditing the reasonable and supportable forecast scenarios and qualitative adjustments applied as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge in the industry, and subjective and complex auditor judgment was involved in the assessment of the ACL. Specifically, the assessment encompassed the evaluation of the ACL methodology, including the methods and models used to estimate the PD and LGD and their significant assumptions. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter:

- We evaluated the design and tested the operating effectiveness of certain internal controls related to the measurement of the ACL, including controls related to the:

  o Continued use and appropriateness of the PD and LGD models and model validation and performance monitoring of the PD and LGD models
  o Identification and determination of the significant assumptions used in the PD and LGD models
  o Development of the qualitative factors, including the significant assumptions used in the measurement of the qualitative factors
  o The Company's allowance committee's oversight and review of the overall ACL results.

- We performed substantive procedures over the following:

  o Evaluated the reasonableness and appropriateness of the policies and methodologies employed including, but not limited to, evaluating their conceptual soundness and inspecting and testing significant assumptions and judgments
  o Evaluated management's judgments in the selection and application of the forecasted macroeconomic scenarios
  o Evaluated management's rationale for determining qualitative adjustments were relevant and warranted for each loan segment and assessed the measurement of qualitative factor adjustments applied by management
  o Assessed changes in qualitative factors year-over-year against overall trends in credit quality within the Company and broader trends within the industry and local and national economies to evaluate reasonableness of management's qualitative factor adjustments.

- We also assessed the sufficiency of the audit evidence obtained relative to the ACL by evaluating the:

  o Cumulative results of the audit procedures
  o Qualitative aspects of the Company's accounting practices
  o Potential bias in the accounting estimates.

RubinBrown LLP

Nashville, Tennessee
February 27, 2026

We have served as the Company's auditor since 2025.



MAGGART
& ASSOCIATES, P.C.
CPAs & Advisors

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
Chris Conro, CPA
Michael T. Holland, CPA, ABV, CFF
M. Todd Maggart, CPA, ABV, CFF
P. Jason Ricciardi, CPA, CGMA
David B. von Dohlen, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Wilson Bank Holding Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Wilson Bank Holding Company (the Company) as of December 31, 2024, and the related consolidated statements of earnings, comprehensive earnings, changes in stockholders' equity and cash flows for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standard require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosure in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

1201 DEMONBREUN STREET ▪ SUITE 1220 ▪ NASHVILLE, TENNESSSEE 37203-3040 ▪ (615) 252-6100
www.maggartpc.com

To the Shareholders and the Board of Directors of
Wilson Bank Holding Company
Page Two

Maggart & Associates, P.C.

We have served as the Company's auditor from 1987 to 2024.

Nashville, Tennessee
February 28, 2025



RubinBrown
1201 Demonbreun Street
Suite 1200
Nashville, TN 37203
T: 615.253.5200
E: info@rubinbrown.com
www.RubinBrown.com
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

Report Of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors of
Wilson Bank Holding Company

Opinion on Internal Control over Financial Reporting

We have audited Wilson Bank Holding Company's internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, Wilson Bank Holding Company (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the criteria established in the 2013 *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2025, and the related consolidated statements of earnings, comprehensive earnings, changes in shareholders' equity and cash flows for the year then ended, and the related notes and our report dated February 27, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Shareholders and the Board of Directors of
Wilson Bank Holding Company

___

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

RubinBrown LLP

Nashville, Tennessee
February 27, 2026

___

WILSON BANK HOLDING COMPANY
Consolidated Balance Sheets
December 31, 2025 and 2024

	Dollars in thousands	
	2025	**2024**
ASSETS		
Loans, net of allowance for credit losses of $55,034 and $49,497, respectively $	4,296,095	4,042,392
Available-for-sale securities, at market (amortized cost $1,041,188 and $947,341, respectively)	966,504	827,893
Loans held for sale	2,361	2,529
Interest bearing deposits	326,234	211,271
Federal funds sold	9,792	9,791
Restricted equity securities, at cost	4,285	3,876
Total earning assets	5,605,271	5,097,752
Cash and due from banks	31,327	26,527
Premises and equipment, net	62,656	61,549
Accrued interest receivable	19,018	16,914
Deferred income taxes	34,761	46,048
Bank owned life insurance	69,348	61,948
Goodwill	5,877	4,805
Other real estate	515	—
Other assets	50,183	43,116
Total assets $	5,878,956	5,358,659
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing $	413,612	383,168
Interest-bearing	4,830,644	4,446,866
Total deposits	5,244,256	4,830,034
Accrued interest and other liabilities	53,015	48,922
Total liabilities	5,297,271	4,878,956
Commitments and contingent liabilities (Note 12)		
Shareholders' equity:		
Common stock, par value $2.00 per share, authorized 50,000,000 shares, 12,145,641 and 11,876,770 shares issued and outstanding, respectively	24,291	23,754
Additional paid-in capital	170,546	150,739
Retained earnings	442,013	393,238
Noncontrolling interest in consolidated subsidiary	—	203
Accumulated other comprehensive losses, net of taxes of $19,519 and $31,217, respectively	(55,165)	(88,231)
Total shareholders' equity	581,685	479,703
Total liabilities and shareholders' equity $	5,878,956	5,358,659

See accompanying notes to consolidated financial statements.

		Dollars In Thousands (except per share data)		
		2025	**2024**	**2023**
Interest income:				
Interest and fees on loans	$	287,805	250,273	198,739
Interest and dividends on securities:				
Taxable securities		25,138	21,569	17,597
Exempt from Federal income taxes		1,089	1,488	1,574
Interest on loans held for sale		159	189	244
Interest on federal funds sold		412	513	421
Interest on interest bearing deposits		11,234	9,753	3,697
Interest and dividends on restricted equity securities		350	331	311
Total interest income		326,187	284,116	222,583
Interest expense:				
Interest on negotiable order of withdrawal accounts		7,553	8,014	5,847
Interest on money market accounts and other savings accounts		45,470	40,238	27,394
Interest on certificates of deposit and individual retirement accounts		77,433	78,491	50,341
Interest on federal funds purchased		1	1	24
Interest on Federal Home Loan Bank advances		—	—	2
Interest on finance leases		154	65	71
Total interest expense		130,611	126,809	83,679
Net interest income before provision for credit losses		195,576	157,307	138,904
Provision for credit losses - loans		7,145	5,192	6,300
Provision for credit losses - off-balance sheet exposures		(215)	(592)	(2,989)
Net interest income after provision for credit losses		188,646	152,707	135,593
Non-interest income		31,270	28,954	28,289
Non-interest expense		122,839	108,421	100,951
Earnings before income taxes		97,077	73,240	62,931
Income taxes		21,353	16,576	13,939
Net earnings		75,724	56,664	48,992
Net earnings attributable to noncontrolling interest		(25)	(134)	(54)
Net earnings attributable to Wilson Bank Holding Company	$	75,699	56,530	48,938
Basic earnings per common share	$	6.28	4.79	4.21
Diluted earnings per common share	$	6.26	4.78	4.20
Weighted average common shares outstanding:				
Basic		12,049,033	11,806,822	11,611,690
Diluted		12,088,475	11,838,589	11,641,366

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY
Consolidated Statements of Comprehensive Earnings
Three Years Ended December 31, 2025

	Dollars In Thousands		
	2025	**2024**	**2023**
Net earnings	$ 75,724	56,664	48,992
Other comprehensive earnings (losses):			
Unrealized gains (losses) on available-for-sale securities	42,249	(2,832)	29,136
Reclassification adjustment for net losses included in net earnings	2,515	2,742	1,009
Tax effect	(11,698)	22	(7,878)
Other comprehensive earnings (losses)	33,066	(68)	22,267
Comprehensive earnings	108,790	56,596	71,259
Comprehensive earnings attributable to noncontrolling interest	(25)	(134)	(54)
Comprehensive earnings attributable to Wilson Bank Holding Company	$ 108,765	56,462	71,205

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY
Consolidated Statements of Changes in Shareholders' Equity
Three Years Ended December 31, 2025

Dollars In Thousands

	Common Stock	Additional Paid In Capital	Retained Earnings	Noncontrolling Interest	Accumulated Other Comprehensive Earnings (Loss)	Total
Balance January 1, 2023	$ 22,944	122,298	325,625	15	(110,430)	360,452
Cash dividends declared, $1.50 per share	—	—	(17,303)	—	—	(17,303)
Issuance of 189,471 shares of common stock pursuant to dividend reinvestment plan	379	12,600	—	—	—	12,979
Issuance of 24,711 shares of common stock pursuant to exercise of stock options	50	994	—	—	—	1,044
Share based compensation expense	—	974	—	—	—	974
Net change in fair value of available-for-sale securities during the year, net of taxes of $(7,878)	—	—	—	—	22,267	22,267
Net earnings for the year	—	—	48,938	54	—	48,992
Balance December 31, 2023	23,373	136,866	357,260	69	(88,163)	429,405
Cash dividends declared, $1.75 per share	—	—	(20,552)	—	—	(20,552)
Issuance of 203,489 shares of common stock pursuant to dividend reinvestment plan	407	14,325	—	—	—	14,732
Issuance of 14,011 shares of common stock pursuant to exercise of stock options	28	547	—	—	—	575
Vesting of 369 performance stock units	1	(1)	—	—	—	—
Vesting of 2,725 restricted stock units	5	(5)	—	—	—	—
Repurchase of 30,187 common shares	(60)	(2,121)	—	—	—	(2,181)
Share based compensation expense	—	1,128	—	—	—	1,128
Net change in fair value of available-for-sale securities during the year, net of taxes of $22	—	—	—	—	(68)	(68)
Net earnings for the year	—	—	56,530	134	—	56,664
Balance December 31, 2024	23,754	150,739	393,238	203	(88,231)	479,703
Cash dividends declared, $2.25 per share	—	—	(26,929)	—	—	(26,929)
Issuance of 243,363 shares of common stock pursuant to dividend reinvestment plan	487	18,116	—	—	—	18,603
Issuance of 19,463 shares of common stock pursuant to exercise of stock options	38	616	—	—	—	654
Vesting of 369 performance stock units	1	(1)	—	—	—	—
Vesting of 5,676 restricted stock units	11	(11)	—	—	—	—
Forfeiture of performance stock units	—	—	2	—	—	2
Forfeiture of restricted stock units	—	—	3	—	—	3
Share based compensation expense	—	1,087	—	—	—	1,087
Net change in fair value of available-for-sale securities during the year, net of taxes of $(11,698)	—	—	—	—	33,066	33,066
Net earnings for the year	—	—	75,699	25	—	75,724
Sale of subsidary interest	—	—	—	(228)	—	(228)
Balance December 31, 2025	$ 24,291	170,546	442,013	—	(55,165)	581,685

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY
Consolidated Statements of Cash Flows
Three Years Ended December 31, 2025

	Dollars In Thousands		
	2025	**2024**	**2023**
OPERATING ACTIVITIES			
Consolidated net income	$ 75,724	56,664	48,992
Adjustments to reconcile consolidated net income to net cash provided by operating activities			
Provision for credit losses	6,930	4,600	3,311
Deferred tax expense (benefit)	(411)	(551)	(2,029)
Depreciation and amortization of premises and equipment	4,277	4,133	4,313
Loss on sale of fixed assets	131	303	55
Net amortization of securities	480	1,699	2,879
Net realized losses on sales of securities	2,515	2,742	1,009
Gains on mortgage loans sold, net	(2,336)	(3,068)	(2,635)
Share-based compensation expense	1,087	1,128	974
Loss on sale of other assets	2	8	10
Loss on sale of investment in joint venture	4	—	—
Increase in value of life insurance and annuity contracts	(2,257)	(1,817)	(1,667)
Mortgage loans originated for resale	(72,510)	(52,549)	(73,984)
Proceeds from sale of mortgage loans	75,014	55,382	77,680
Gain on lease modification	(52)	—	(1,463)
Right of use asset amortization	432	407	29
Amortization of premium on loans	68	—	—
Amortization of core deposit intangibles	34	—	—
Accretion of premium on time deposits	(49)	—	—
Amortization of mortgage servicing rights	337	343	227
Change in			
Accrued interest receivable	(2,073)	(1,717)	(3,800)
Other assets	(938)	(6,315)	9,146
Accrued interest payable	1,925	1,525	21,055
Other liabilities	1,619	(936)	2,002
TOTAL ADJUSTMENTS	14,229	5,317	37,112
NET CASH PROVIDED BY OPERATING ACTIVITIES	89,953	61,981	86,104
INVESTING ACTIVITIES			
Activities in available for sale securities			
Purchases	(240,911)	(169,439)	(51,116)
Sales	75,928	86,248	32,740
Maturities, prepayments and calls	68,141	61,848	56,364
Redemptions (purchases) of restricted equity securities	(409)	(440)	921
Net increase in loans	(246,443)	(495,811)	(442,452)
Purchase of buildings, leasehold improvements, and equipment	(3,699)	(3,494)	(4,643)
Proceeds from sale of premises and equipment	36	—	—
Proceeds from sale of other assets	55	65	49
Purchase of life insurance and annuity contracts	(12,179)	(710)	—
Redemption of annuity contracts	524	523	419
Decrease in cash from sale of joint venture	(228)	—	—
Cash received from acquisition, net	8,132	—	—
NET CASH USED IN INVESTING ACTIVITIES	(351,053)	(521,210)	(407,718)
FINANCING ACTIVITIES			
Net change in deposits - non-maturing	307,250	219,543	(324,417)
Net change in deposits - time	81,636	243,385	798,818
Change in escrow balances	(274)	(1,285)	(1,631)
Repayment of finance lease obligation	(81)	(34)	(30)
Issuance of common stock related to exercise of stock options	654	575	1,044
Forfeiture of performance stock units	2	—	—
Forfeiture of restricted stock units	3	—	—
Repurchase of common stock	—	(2,181)	—
Cash dividends paid on common stock	(8,326)	(5,820)	(4,324)
NET CASH PROVIDED BY FINANCING ACTIVITIES	380,864	454,183	469,460
NET CHANGE IN CASH AND CASH EQUIVALENTS	119,764	(5,046)	147,846
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	247,589	252,635	104,789
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 367,353	247,589	252,635

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY
Consolidated Statements of Cash Flows, Continued
Three Years Ended December 31, 2025

	Dollars In Thousands		
	2025	2024	2023
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Interest	$ 128,649	$ 125,284	$ 62,624
Taxes			
Federal	19,754	N/A	N/A
State	3,689	N/A	N/A
Total taxes [(1)]	$ 23,443	$ 18,844	$ 16,511
Non-cash investing and financing activities:			
Change in fair value of securities available-for-sale, net of taxes of $(11,698) in 2025, $22 in 2024, and $(7,878) in 2023	$ 33,066	$ (68)	$ 22,267
Non-cash transfers from loans to other real estate	$ 515	$ —	$ —
Non-cash transfers from loans to other assets	$ 54	$ 60	$ —

(1) Disclosure of federal and state tax is required for 2025 as a result of adoption of ASU 2023-09, on a prospective basis.

	Dollars In Thousands		
	2025	2024	2023
Cash and cash equivalents summary:			
Interest bearing deposits	$ 326,234	$ 211,271	$ 213,701
Federal funds solds	9,792	9,791	10,159
Cash and due from banks	31,327	26,527	28,775
Cash and cash equivalents - end of period	$ 367,353	$ 247,589	$ 252,635

See accompanying notes to consolidated financial statements.

(1) *Summary of Significant Accounting Policies*

The accounting and reporting policies of Wilson Bank Holding Company ("the Company") and its wholly owned subsidiary, Wilson Bank & Trust ("Wilson Bank" or "the Bank"), are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and conform to general practices within the banking industry. The following is a brief summary of the significant policies.

(a) *Principles of Consolidation*

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, Wilson Bank and through the period of investment, Wilson Bank's 51% owned subsidiary, Encompass Home Lending, LLC ("Encompass"). Effective June 1, 2025, the Bank sold its 51% membership interest in Encompass to Encompass Home Lending Investors, LLC, which owned 49% of the outstanding membership interests in Encompass prior to the sale. Encompass offers residential mortgage banking services to customers of certain home builders in the Company's markets as well as other mortgage customers. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) *Nature of Operations*

Wilson Bank operates under a state bank charter and provides full banking services. As a Tennessee state-chartered bank that is not a member of the Federal Reserve, Wilson Bank is subject to regulations of the Tennessee Department of Financial Institutions and the Federal Deposit Insurance Corporation ("FDIC"). The primary areas served by Wilson Bank include Wilson County, DeKalb County, Rutherford County, Smith County, Trousdale County, Putnam County, Sumner County, Hamilton County, Davidson County and Williamson County, Tennessee and surrounding counties in Middle Tennessee. As of December 31, 2025, services were provided at the main office, thirty-one branch locations and one loan production office.

(c) *Use of Estimates*

In preparing consolidated financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses - loans and off-balance sheet credit exposures, the valuation of deferred tax assets, determination of any impairment of goodwill or other intangibles, the valuation of other real estate (if any), and the fair value of financial instruments.

(d) *Significant Group Concentrations of Risk*

Most of the Company's activities are with customers located within Middle Tennessee. The types of securities in which the Company invests are described in Note 3. The types of lending in which the Company engages are described in Note 2. The Company does not have any significant concentrations to any one industry or customer other than as disclosed in Note 2 and Note 9.

(e) *Loans*

The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout Middle Tennessee. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for unearned income, the allowance for credit losses, and any unamortized deferred fees or costs on originated loans, and premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance.

Loan origination fees, net of certain direct origination costs, as well as premiums and discounts, are deferred and amortized on a straight line basis over the respective term of the loan.

As part of its routine credit monitoring process, the Company performs regular credit reviews of the loan portfolio and loans receive risk ratings by the assigned officer, which are subject to validation by the Company's independent loan review department. Risk ratings are categorized as pass, special mention, substandard or doubtful. The Company believes that its categories follow those outlined by the FDIC, Wilson Bank's primary federal regulator.

Generally the accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Generally, credit card loans and other personal loans are typically charged off no later than when they become 90 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

(f) *Allowance for Credit Losses- Loans*

The allowance for credit losses on loans calculated in accordance with ASC 326, utilizes the current expected credit loss ("CECL") model which requires the measurement of all expected credit losses for financial assets measured at amortized cost and certain off-balance-sheet credit exposures based on historical experience, current conditions, and reasonable and supportable forecasts. ASC 326 also requires enhanced disclosures related to the significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization's portfolio. In addition, ASC 326 includes certain changes to the accounting for available-for-sale securities including the requirement to present credit losses as an allowance rather than as a direct write-down for available-for-sale securities management does not intend to sell or believes that it is more likely than not they will not be required to sell.

Further information regarding our policies and methodology used to estimate the allowance for credit losses on loans is presented in Note 2 - Loans and Allowance for Credit Losses.

(g) *Allowance for Credit Losses-Off-Balance Sheet Credit Exposures*

The allowance for credit losses on off-balance sheet credit exposures is a liability account, calculated in accordance with ASC 326, representing expected credit losses over the contractual period for which the Company is exposed to credit risk resulting from a contractual obligation to extend credit. No allowance is recognized if the Company has the unconditional right to cancel the obligation. Off-balance sheet credit exposures primarily consist of amounts available under outstanding lines of credit and letters of credit. For the period of exposure, the estimate of expected credit losses considers the amount expected to be funded over the estimated remaining life of the commitment or other off-balance sheet exposure. The expected amount of funding is based on historical utilization rates. The amount of the allowance represents management's best estimate of expected credit losses on commitments expected to be funded over the contractual life of the commitment. The allowance is reported as a component of accrued interest and other liabilities in the Company's consolidated balance sheets. Adjustments to the allowance are reported in the Company's consolidated statements of earnings as a component of provision for credit losses - off-balance sheet exposures.

Estimating credit losses on amounts expected to be funded uses the same methodology as described for loans above in paragraph (f) of this Note 1 - Summary of Significant Accounting Policies, as if such commitments were funded.

(h) *Debt Securities*

Certain debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held-to-maturity or trading, including equity securities with readily determinable fair values, are classified as "available-for-sale" and recorded at fair value based on available market prices, with unrealized gains and losses excluded from earnings and reported in other comprehensive earnings (loss) on an after-tax basis. Securities classified as "available- for-sale" are held for indefinite periods of time and may be sold in response to movements in market interest rates, changes in the maturity or mix of Company assets and liabilities or demand for liquidity. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

A debt security is placed on nonaccrual status at the time any principal and interest payments become 90 days delinquent. Interest accrued but not received for a security placed on nonaccrual is reversed against interest income.

No securities have been classified as trading securities or held-to-maturity securities at December 31, 2025 or 2024.

(i) *Allowance for Credit Losses - Securities Available-for-Sale*

For any securities classified as available-for-sale that are in an unrealized loss position at the balance sheet date, the Company assesses whether or not it intends to sell the security, or more likely than not will be required to sell the security, before recovery of its amortized cost basis. If either criteria is met, the security's amortized cost basis is written down to fair value through net earnings. If the Company intends to hold the securities and it is more likely than not that the Company will not be required to sell before recovery of their amortized cost bases, the securities will be evaluated for credit and non-credit related impairment. Securities with one or more of the following characteristics will be deemed to have only non-credit related impairment and will be excluded from further evaluation from credit impairment: guaranteed by the U.S. government, insured by the FDIC, a review of market price discount to principal face value does not indicate the market's expectation of imminent principal loss, risk weighting under the FDIC's Simplified Supervisory Formula Approach, and a credit rating of AA+ or higher issued by a nationally recognized statistical rating organization. Securities that are not excluded by the aforementioned characteristics are further evaluated for credit deterioration. If it is determined a credit impairment has occurred, the portion of the impairment that is determined to be credit related will be recorded as an allowance for credit losses with an offsetting entry to net earnings. Non-credit related impairment is recognized in other comprehensive earnings.

(j) *Equity Securities*

Equity securities are carried at fair value, with changes in fair value reported in net earnings. Equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment.

(k) *Transfers of Financial Assets*

Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

(l) *Federal Home Loan Bank (FHLB) Stock*

The Company is a member of the FHLB system. Members are required to own a certain amount of stock in the FHLB based on the level of borrowings and other factors and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

(m) *Loans Held for Sale*

Mortgage loans held for sale are carried at fair value. The fair value of loans held for sale is determined using quoted prices for similar assets, adjusted for specific attributes of that loan. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

(n) *Premises and Equipment*

Premises and equipment are stated at cost. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the related assets ranging from 3 to 40 years. Gains or losses realized on items retired and otherwise disposed of are credited or charged to operations and cost and related accumulated depreciation are removed from the asset and accumulated depreciation accounts.

Expenditures for major renovations and improvements of premises and equipment are capitalized and those for maintenance and repairs are charged to earnings as incurred.

(o) *Foreclosed Assets*

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less the estimated cost to sell at the date the Company acquires the property, establishing a new cost basis. Subsequent to their acquisition by the Company, valuations of these assets are periodically performed by management, and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance [i.e. any direct write-downs] are included within non-interest expense.

(p) *Goodwill and Other Intangible Assets*

Goodwill arises from business combinations and is determined as the excess of fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently if events and circumstances exists that indicate that a goodwill impairment test should be performed. The Company has selected September 30th as the date to perform the annual impairment test. No impairment was determined as a result of the test performed by the Company on September 30, 2025. Intangible assets with finite useful lives are amortized over their estimated useful lives to their estimated residual values. Amortized intangibles must be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset (group) might not be recoverable. An impairment loss related to intangible assets with finite useful lives is recognized if the carrying amount of the intangible asset is not recoverable and its carrying amount exceeds its fair value. After the impairment loss is recognized, the adjusted carrying amount of the intangible asset shall be its new accounting basis. Goodwill is the only intangible asset with an indefinite life on the Company's balance sheet.

Other intangible assets consist of core deposit intangibles arising from a branch acquisition completed in 2025, and are amortized over a useful life of ten years.

(q) *Leases*

Leases are classified as operating or finance leases at the lease commencement date. The Company leases certain locations and equipment. The Company records leases on the balance sheet in the form of a lease liability for the present value of future minimum payments under the lease terms and right-of-use asset equal to the lease liability adjusted for items such as deferred or prepaid rent, lease incentives, and any impairment of the right-of-use asset. The discount rate used in determining the lease liability is based upon incremental borrowing rates the Company could obtain for loans with a maturity similar to the term of the lease as of the date of commencement or renewal. The Company does not record leases on the consolidated balance sheets that are classified as short term (less than one year).

At lease inception, the Company determines the lease term by considering the minimum lease term and all optional renewal periods that the Company is reasonably certain to renew. The lease term is also used to calculate straight-line rent expense. The depreciable life of leasehold improvements is limited by the estimated lease term, including renewals if they are reasonably certain to be renewed. The Company's leases do not contain residual value guarantees or material variable lease payments that will impact the Company's ability to pay dividends or cause the Company to incur additional expenses.

Operating lease expense consists of a single lease cost allocated over the remaining lease term on a straight-line bases, variable lease payments not included in the lease liability, and any impairment of the right-of-use asset. Rent expense and variable lease expense are included in occupancy and equipment expense on the Company's consolidated statements of earnings. The Company's variable lease expense include rent escalators that are based on market conditions and include items such as common area maintenance, utilities, parking, property taxes, insurance and other costs associated with the lease. The amortization of the right-of-use asset arising from finance leases is expensed through occupancy and equipment expense and the interest on the related lease liability is expenses through interest expense on borrowings on the Company's consolidated statements of earnings.

(r) *Mortgage Servicing Rights*

When mortgage loans are sold with servicing retained, servicing rights are initially recorded at fair value with the consolidated statements of net earnings effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

Servicing rights are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Changes in valuation allowances are reported within non-interest income on the consolidated statements of net earnings. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Servicing fee income, which is reported in Note 10 Non-Interest Income and Expense as mortgage servicing income, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against servicing fee income. Servicing fees totaled $312,000, $(1,000), and $9,000 for the years ended December 31, 2025, 2024 and 2023. Late fees and ancillary fees related to loan servicing are not significant.

(s) *Cash and Cash Equivalents*

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, interest-bearing deposits with maturities fewer than 90 days, amounts due from banks and Federal funds sold. Generally, Federal funds sold are purchased and sold for one day periods. Management makes deposits only with financial institutions it believes to be financially sound.

(t) *Long-Term Assets*

Premises and equipment, intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

(u) *Bank Owned Life Insurance*

The Bank has purchased life insurance policies on certain current and former key executives. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

(v) *Income Taxes*

The Company accounts for income taxes in accordance with income tax accounting guidance (FASB ASC 740, *Income Taxes*). The Company follows accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term "more-likely-than-not" means a likelihood of more than 50 percent. The terms "examined" and "upon examination" also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

(w) *Derivatives*

Mortgage Banking Derivatives

Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of these mortgage loans are accounted for as free standing derivatives. The fair value of the interest rate lock is recorded at the time the commitment to fund the mortgage loan is executed and is adjusted for the expected exercise of the commitment before the loan is funded. Fair values of these mortgage derivatives are estimated based on changes in mortgage interest rates from the date the interest rate on the loan is locked. The Company enters into forward commitments for the future delivery of mortgage loans when interest rate locks are entered into, in order to hedge the change in interest rates resulting from its commitments to fund the loans. Changes in the fair values of these derivatives are included in net gains on sale of mortgage loans.

Fair Value Hedges

For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged asset or liability attributable to the hedged risk are recognized in current earnings. The gain or loss on the derivative instrument is presented on the same income statement line item as the earnings effect of the hedged item. The Company utilizes interest rate swaps designated as fair value hedges to mitigate the effect of changing interest rates on the fair values of fixed rate loans. The hedging strategy on loans converts the fixed interest rates to SOFR-based variable interest rates. These derivatives are designated as partial term hedges of selected cash flows covering specified periods of time prior to the maturity dates of the hedged loans.

(x) *Stock-Based Compensation*

Stock compensation accounting guidance (FASB ASC 718, "*Compensation—Stock Compensation*") requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the grant date fair value of the equity or liability instruments issued. The stock compensation accounting guidance covers a wide range of share-based compensation arrangements including stock options, restricted share awards, restricted share unit awards, performance-based awards, cash-settled stock appreciation rights (SARs), and employee share purchase plans. Because cash-settled SARs do not give the grantee the choice of receiving stock, all cash-settled SARs are accounted for as liabilities, not equity, as expense is accrued over the requisite service period.

The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees' service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. The Company uses the Black-Scholes option pricing model to estimate the grant date fair value of stock options and cash-settled SARs, and utilizes the price at which the Company's common stock was last traded and the transaction settled in the Company's stock transfer records and of which the Company was aware on the date closest, but prior to, the date of grant to determine the grant date fair value of restricted share unit awards and restricted share awards.

(y) *Retirement Plans*

Employee 401(k) and profit sharing plan expense is the amount of matching contributions and profit sharing contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

(z) *Advertising Costs*

Advertising costs are expensed as incurred by the Company and totaled $4,812,000, $3,512,000 and $3,714,000 for 2025, 2024 and 2023, respectively.

(aa) *Earnings Per Share*

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional potential common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, restricted share units, and performance share units and are determined using the treasury stock method.

(bb) _Comprehensive Earnings (Loss)_

Comprehensive earnings (loss) consists of net earnings and other comprehensive earnings. Other comprehensive earnings includes unrealized gains and losses on securities available for sale, net of taxes, which are also recognized as separate components of equity.

(cc) _Loss Contingencies_

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the consolidated financial statements.

(dd) _Restrictions on Cash_

Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements.

(ee) _Segment Reporting_

Management analyzes the operations of the Company as one operating segment, banking.

(ff) _Fair Value of Financial Instruments_

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 22 - Disclosures About Fair Value of Financial Instruments below. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

(gg) _Reclassification_

Certain reclassifications have been made to the 2024 and 2023 figures to conform to the presentation for 2025.

(hh) _Off-Balance-Sheet Financial Instruments_

In the ordinary course of business, Wilson Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

(ii) _Subsequent Events_

The Company has evaluated subsequent events for recognition and disclosure through February 27, 2026, which is the date the financial statements were available to be issued.

Divestiture of Wilson Bank Credit Card

Effective January 1, 2026, Wilson Bank formally approved its commitment to divest the credit card business, and entered into a definitive agreement with Elan Financial Services, the purchaser of this business. The transaction closed in January 2026; however, Wilson Bank will continue to subservice the credit cards until February 2027. In connection with the sale, credit card balances of $6.7 million were moved out of our portfolio and a premium of $1.1 million was recognized into income, based upon the sales agreement with Elan Financial Services. The reserve for credit card points in the amount of $1.2 million was reversed and an additional expense of $120,000 for such points was recognized on the settlement date.

(jj) _Revenue Recognition_

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") 606, "Revenue from Contracts with Customers". The core principle of ASC 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity recognizes revenue in accordance with that core principle by applying the following steps: Step 1: Identify the contract with the customer. Step 2: Identify the performance obligations in the contract. Step 3: Determine the transaction price. Step 4. Allocate the transaction price. Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

(kk) Accounting Standard Updates

ASU 2020-04, "*Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.*" In March 2020, the FASB issued this ASU and has issued subsequent amendments thereto, which provides temporary optional guidance to ease the potential burden in accounting for reference rate reform. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference the London Interbank Offered Rate (LIBOR) or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. The guidance was effective for all entities as of March 12, 2020 through December 31, 2022. In December 2022, the FASB issued an update to *Accounting Standards Update 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting* with *Accounting Standards Update 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848,* which updated the effective date to be March 12, 2020 through December 31, 2024. The Company implemented a transition plan to identify and modify its loans and other financial instruments, including certain indebtedness, with attributes that are either directly or indirectly influenced by LIBOR. The Company has moved all of its LIBOR-based loans to its preferred replacement index, a Secured Overnight Financing Rate ("SOFR") based index.

ASU 2023-07, "*Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.*" In November 2023, the FASB issued this pronouncement which requires public entities to provide disclosures of significant segment expenses and other segment items on an annual and interim basis and to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. The ASU requires a public entity to disclose, for each reportable segment, the significant expense categories and amounts that are regularly provided to the chief operating decision-maker (CODM) and included in each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024. The guidance is applied retrospectively to all periods presented in the financial statements unless it is impracticable. The adoption of ASU 2023-07 did not have a significant impact on the Company's financial statements. See Note 24, Segment Information, for additional information.

ASU 2023-09, "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures.*" In December 2023, the FASB issued this pronouncement which amends the guidance for income tax disclosures to include certain required disclosures related to tax rate reconciliations, including certain categories of expense requiring disclosure, income taxes paid, including disclosure of taxes paid disaggregated by nation, state, and foreign taxes, and other disclosures for disaggregation of income before income tax expense (or benefit) and income tax expense (or benefit) by domestic and foreign allocation. The guidance is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2024. The adoption of ASU 2023-09 did not have a significant impact on the Company's financial statements.

ASU 2024-03, "*Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40)*". In November 2024, the FASB issued this pronouncement which requires public entities to disclose additional information about specific expense categories in the notes to the financial statements. The guidance (as further clarified through *ASU 2025-01, "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40)*)" is effective for public business entities for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is assessing ASU 2024-03 and its impact on its consolidated financial statements and accompanying notes.

ASU 2025-08, "*Financial Instruments – Credit Losses (Topic 326): Purchased Loans*". In November 2025, the FASB issued this pronouncement to update ASC 326: Financial Instruments – Credit Losses to address concerns regarding complexity and lack of comparability in the accounting for purchased loans under the current credit loss standard (Topic 326). This ASU removes the previous distinction in accounting between purchased credit-deteriorated ("PCD") assets and non-PCD assets by applying the gross-up accounting method; formerly used only for PCD assets, to most acquired loans. These loans will now be designated as purchased seasoned loans ("PSLs"). This change eliminates the Day-1 credit loss expense on PSLs by recognizing expected credit losses at acquisition without immediate impact to earnings. This new guidance is effective for annual reporting periods beginning after December 15, 2026, including interim periods within those fiscal years. and is to be applied prospectively, with early adoption permitted. The Company is assessing ASU 2025-08, including the potential effect on the accounting for loans acquired in future acquisitions.

ASU 2025-09, "*Derivatives and Hedging (Topic 815): Hedge Accounting Improvements*". In November 2025, the FASB issued this pronouncement which updates the hedge accounting guidance to improve alignment between hedge accounting and an entity's risk management activities and to clarify and simplify the application of certain hedge accounting requirements. ASU 2025-09 is effective for annual reporting periods beginning after December 15, 2026, including interim periods within those annual reporting periods, with early adoption permitted. The Company is assessing ASU 2025-09 and its impact on its consolidated financial statements and accompanying notes.

Other than those previously discussed, there were no other recently issued accounting pronouncements that are expected to materially impact the Company.

(2) _Loans and Allowance for Credit Losses_

Loans are reported at their outstanding principal balances adjusted for unearned income, deferred fees net of related costs on originated loans, and the allowance for credit losses. Interest income on loans is accrued based on the principal balance outstanding. Loan origination fees, net of certain loan origination costs, are deferred and recognized as an adjustment to the related loan yield using a method which approximates the interest method.

For financial reporting purposes, the Company classifies its loan portfolio based on the underlying collateral utilized to secure each loan. This classification is consistent with that utilized in the Quarterly Report of Condition and Income filed by the Bank with the FDIC.

The classification of loans at December 31, 2025 and 2024 is as follows:

	In Thousands	
	2025	2024
Residential 1-4 family real estate	$ 1,277,698	$ 1,133,966
Commercial and multi-family real estate	1,635,488	1,544,340
Construction, land development and farmland	900,013	941,193
Commercial, industrial and agricultural	179,583	144,619
1-4 family equity lines of credit	263,707	235,240
Consumer and other	107,348	106,235
Total loans before net deferred loan fees	4,363,837	4,105,593
Net deferred loan fees	(12,708)	(13,704)
Total loans	4,351,129	4,091,889
Less: Allowance for credit losses	(55,034)	(49,497)
Net loans	$ 4,296,095	4,042,392

At December 31, 2025, variable rate and fixed rate loans totaled $3,684,671,000 and $679,166,000, respectively. At December 31, 2024, variable rate and fixed rate loans totaled $3,466,953,000 and $638,640,000 respectively.

Risk characteristics relevant to each portfolio segment are as follows:

Construction, land development and farmland: Loans for non-owner-occupied real estate construction or land development are generally repaid through cash flow related to the operation, sale or refinance of the property. The Company also finances construction loans for owner-occupied properties. A portion of the Company's construction and land portfolio segment is comprised of loans secured by residential product types (residential land and single-family construction). Construction and land development loans are underwritten utilizing independent appraisal reviews, sensitivity analysis of absorption and lease rates, market sales activity, and financial analysis of the developers and property owners. Construction loans generally rely on estimates of projects costs and the anticipated value of the complete project, while the Company strives to ensure the accuracy of these estimates, it is possible for these estimates to be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, the value of completed projects, general economic conditions and the availability of long-term financing. Farmland loans are secured by agricultural real estate and are made to finance the acquisition, improvement, or refinancing of farmland used for crop production, livestock operations, or other agricultural purposes. Repayment is primarily dependent on cash flows generated from agricultural operations and secondarily on the value of the underlying farmland collateral. Borrower cash flows may be affected by commodity prices, weather conditions, input costs, and agricultural policies. These loans are underwritten based on borrower financial strength, management experience, and collateral value supported by independent appraisals. Farmland loans are monitored through ongoing financial analysis and periodic collateral reviews.

Residential 1-4 family real estate: Residential real estate loans represent loans to consumers or investors to finance a residence. These loans are typically financed on 15 to 30 year amortization terms. Many of these loans are extended to borrowers to finance their primary or secondary residence. Loans to an investor secured by a 1-4 family residence will be repaid from either the rental income from the property or from the sale of the property. This loan segment also includes closed-end home equity loans that are secured by a first or second mortgage on the borrower's residence. This allows customers to borrow against the equity in their home. Loans in this portfolio segment are underwritten and approved based on a number of credit quality criteria including limits on maximum Loan-to-Value (LTV), minimum credit scores, and maximum debt to income. Real estate market values as of the time the loan is made directly affect the amount of credit extended and, in addition, changes in these residential property values impact the depth of potential losses in this portfolio segment.

1-4 family equity lines of credit: This loan segment includes open-end home equity loans that are secured by a first or second mortgage on the borrower's residence. This allows customers to borrow against the equity in their home utilizing a revolving line of credit. These loans are underwritten and approved based on a number of credit quality criteria including limits on maximum LTV, minimum credit scores, and maximum debt to income. Real estate market values as of the time the loan is made directly affect the amount of credit extended and, in addition, changes in these residential property values impact the depth of potential losses in this portfolio segment. Because of the revolving nature of these loans, as well as the fact that many represent second mortgages, this portfolio segment can contain more risk than the amortizing 1-4 family residential real estate loans.

Commercial and multi-family real estate: Commercial and multi-family real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans (which are discussed below), in addition to those of real estate loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate.

Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company's commercial real estate portfolio are diverse in terms of type. This diversity helps reduce the Company's exposure to adverse economic events that affect any single market or industry. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. The Company also utilizes third-party experts to provide insight and guidance about economic conditions and trends affecting the market areas it serves. In addition, management tracks the level of owner- occupied commercial real estate loans versus non-owner occupied loans. Non-owner occupied commercial real estate loans are loans secured by multifamily and commercial properties where the primary source of repayment is derived from rental income associated with the property (that is, loans for which 50 percent or more of the source of repayment comes from third party, nonaffiliated rental income) or the proceeds of the sale, refinancing, or permanent financing of the property. These loans are made to finance income-producing properties such as apartment buildings, office and industrial buildings, and retail properties. Owner-occupied commercial real estate loans are loans where the primary source of repayment is the cash flow from the ongoing operations and business activities conducted by the party, or affiliate of the party, who owns the property.

Commercial, industrial, and agricultural: The commercial, industrial, and agricultural loan portfolio segment includes commercial, industrial, and agricultural loans to commercial customers for use in normal business operations to finance working capital needs, equipment purchases or other expansion projects. Collection risk in this portfolio is driven by the creditworthiness of underlying borrowers, particularly cash flow from customers' business operations. Commercial, industrial, and agricultural loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower, if any. The cash flows of borrowers, however, may not be as expected and any collateral securing these loans may fluctuate in value. Most commercial, industrial, and agricultural loans are secured by the assets being financed or other business assets such as accounts receivable, inventory, crops, or livestock and usually incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Consumer and other: The consumer loan portfolio segment includes non-real estate secured direct loans to consumers for household, family, and other personal expenditures. Consumer loans may be secured or unsecured and are usually structured with short or medium term maturities. These loans are underwritten and approved based on a number of consumer credit quality criteria including limits on maximum LTV ratios on secured consumer loans, minimum credit scores, and maximum debt to income ratios. Many traditional forms of consumer installment credit have standard monthly payments and fixed repayment schedules of one to five years. These loans are made with either fixed or variable interest rates that are based on specific indices. Installment loans fill a variety of needs, such as financing the purchase of an automobile, a boat, a recreational vehicle or other large personal items, or for consolidating debt. These loans may be unsecured or secured by an assignment of title, as in an automobile loan, or by money in a bank account. In addition to consumer installment loans, this portfolio segment also includes secured and unsecured personal lines of credit as well as overdraft protection lines. Loans in this portfolio segment are sensitive to unemployment and other key consumer economic measures.

The following tables present the Company's nonaccrual loans, certain credit quality indicators and past due loans as of December 31, 2025 and 2024.

Loans on Nonaccrual Status

	In Thousands	
	2025	**2024**
Residential 1-4 family real estate	$ 7,206	$ 452
Commercial and multi-family real estate	13,135	3,616
Construction, land development and farmland	5,926	—
Commercial, industrial and agricultural	156	—
1-4 family equity lines of credit	208	750
Consumer and other	24	—
Total	$ 26,655	$ 4,818

Loans are placed on nonaccrual status when there is a significant deterioration in the financial condition of the borrower, which often is determined when the principal or interest on the loan is more than 90 days past due, unless the loan is both well-secured and in the process of collection. Generally, all interest accrued but not collected for loans that are placed on nonaccrual status, is reversed against current income. Interest income is subsequently recognized only to the extent cash payments are received while the loan is classified as nonaccrual, but interest income recognition is reviewed on a case-by-case basis. A nonaccrual loan is returned to accruing status once the loan has been brought current and collection is reasonably assured or the loan has been "well-secured" through other techniques. Past due status is determined based on the contractual due date per the underlying loan agreement.

The Company recognized $690,000 and reversed $1,910,000 out of interest income on nonaccrual loans for the year ended December 31, 2025. The impact on net interest income from nonaccrual loans was not material to the Company's results for the years ended December 31, 2024 and December 31, 2023. At December 31, 2025 and 2024 nonaccrual loans for which no related allowance for credit losses was recorded totaled $17,482,000 and $750,000, respectively.

At December 31, 2025, the Company had nine collateral dependent loans totaling $22,113,000 that were on non-accruing interest status. At December 31, 2024 the Company had two collateral dependent loans totaling $4,366,000 that were on non-accruing interest status. In each case, at the date such loans were placed on nonaccrual status, the Company reversed all previously accrued interest income.

Potential problem loans, which include nonperforming loans, amounted to approximately $63.9 million, or 1.46% of total loans, at December 31, 2025 compared to $48.0 million, or 1.17% of total loans, at December 31, 2024. Potential problem loans represent those loans with a well-defined weakness and where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the FDIC, Wilson Bank's primary federal regulator, for loans classified as special mention, substandard, or doubtful, excluding the impact of nonperforming loans.

The following table presents our loan balances by primary loan classification and the amount classified within each risk rating category. Pass rated loans include all credits other than those included in special mention, substandard and doubtful which are defined as follows:

- Special mention loans have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the Company's credit position at some future date.

- Substandard loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified must have a well-defined weakness or weaknesses that jeopardize liquidation of the debt.

Substandard loans are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

- Doubtful loans have all the characteristics of substandard loans with the added characteristics that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. The Company considers all doubtful loans to be collateral dependent and places the loans on nonaccrual status.

Credit Quality Indicators

The following table presents loan balances classified within each risk rating category by primary loan type and based on year of origination as well as current period gross charge-offs by primary loan type and based on year of origination as of December 31, 2025.

							In Thousands		
		2025	2024	2023	2022	2021	Prior	Revolving Loans	Total
December 31, 2025									
Residential 1-4 family real estate:									
Pass	$	251,472	273,598	127,490	232,254	192,674	158,663	12,447	1,248,598
Special mention		24	6,787	2,076	2,831	840	5,470	683	18,711
Substandard		—	5,289	2,444	1,627	194	432	403	10,389
Total Residential 1-4 family real estate	$	251,496	285,674	132,010	236,712	193,708	164,565	13,533	1,277,698
Residential 1-4 family real estate:									
Current-period gross charge-offs	$	—	—	—	—	—	—	—	—
Commercial and multi-family real estate:									
Pass	$	187,256	255,335	173,813	305,695	329,221	304,032	63,988	1,619,340
Special mention		257	—	—	—	—	786	1,970	3,013
Substandard		—	—	1,607	11,528	—	—	—	13,135
Total Commercial and multi-family real estate	$	187,513	255,335	175,420	317,223	329,221	304,818	65,958	1,635,488
Commercial and multi-family real estate:									
Current-period gross charge-offs	$	—	—	438	—	—	—	—	438
Construction, land development and farmland:									
Pass	$	296,559	243,565	25,224	81,838	24,777	22,370	193,506	887,839
Special mention		34	1,391	1,814	984	893	237	895	6,248
Substandard		—	—	671	3,362	—	—	1,893	5,926
Total Construction, land development and farmland	$	296,593	244,956	27,709	86,184	25,670	22,607	196,294	900,013
Construction, land development and farmland:									
Current-period gross charge-offs	$	—	—	—	—	—	—	157	157
Commercial, industrial and agricultural:									
Pass	$	51,176	22,112	9,100	21,169	2,921	26,067	45,741	178,286
Special mention		481	—	535	11	1	6	107	1,141
Substandard		—	—	40	—	—	—	116	156
Total Commercial, industrial and agricultural	$	51,657	22,112	9,675	21,180	2,922	26,073	45,964	179,583
Commercial, industrial and agricultural:									
Current-period gross charge-offs	$	140	86	75	6	2	—	31	340
1-4 family equity lines of credit:									
Pass	$	—	—	—	—	—	—	258,844	258,844
Special mention		—	—	—	—	—	—	4,655	4,655
Substandard		—	—	—	—	—	—	208	208
Total 1-4 family equity lines of credit	$	—	—	—	—	—	—	263,707	263,707
1-4 family equity lines of credit:									
Current-period gross charge-offs	$	—	—	—	—	—	—	—	—
Consumer and other:									
Pass	$	31,038	15,267	9,637	3,217	843	18,753	28,277	107,032
Special mention		29	51	129	77	5	6	2	299
Substandard		—	2	—	—	6	9	—	17
Total Consumer and other	$	31,067	15,320	9,766	3,294	854	18,768	28,279	107,348
Consumer and other:									
Current-period gross charge-offs	$	79	87	119	105	3	—	828	1,221

The following table presents loan balances classified within each risk rating category based on year of origination as of December 31, 2025.

								In Thousands	
	2025	2024	2023	2022	2021	Prior	Revolving Loans	Total
December 31, 2025								
Pass	$ 817,501	809,877	345,264	644,173	550,436	529,885	602,803	4,299,939
Special mention	825	8,229	4,554	3,903	1,739	6,505	8,312	34,067
Substandard	—	5,291	4,762	16,517	200	441	2,620	29,831
Total	$ 818,326	823,397	354,580	664,593	552,375	536,831	613,735	4,363,837

The following table presents loan balances classified within each risk rating category by primary loan type and based on year of origination as well as current period gross charge-offs by primary loan type and based on year of origination as of December 31, 2024.

| | | | | | | | Revolving | |
	2024	2023	2022	2021	2020	Prior	Loans	Total
				In Thousands				
December 31, 2024								
Residential 1-4 family real estate:								
Pass	$ 281,651	136,736	278,556	220,533	76,275	118,960	12,941	1,125,652
Special mention	950	1,817	1,607	196	—	2,528	401	7,499
Substandard	—	—	—	376	—	365	74	815
Total Residential 1-4 family real estate	$ 282,601	138,553	280,163	221,105	76,275	121,853	13,416	1,133,966
Residential 1-4 family real estate:								
Current-period gross charge-offs	$ —	—	—	—	—	24	—	24
Commercial and multi-family real estate:								
Pass	$ 285,939	119,202	311,740	347,484	130,226	255,968	61,885	1,512,444
Special mention	—	3,615	23,228	—	705	4,275	—	31,823
Substandard	—	—	—	—	—	73	—	73
Total Commercial and multi-family real estate	$ 285,939	122,817	334,968	347,484	130,931	260,316	61,885	1,544,340
Commercial and multi-family real estate:								
Current-period gross charge-offs	$ —	—	—	—	—	—	—	—
Construction, land development and farmland:								
Pass	$ 283,747	199,987	153,429	58,913	13,992	12,486	215,394	937,948
Special mention	27	256	135	120	—	45	2,533	3,116
Substandard	—	—	129	—	—	—	—	129
Total Construction, land development and farmland	$ 283,774	200,243	153,693	59,033	13,992	12,531	217,927	941,193
Construction, land development and farmland:								
Current-period gross charge-offs	$ —	—	—	—	—	—	—	—
Commercial, industrial and agricultural:								
Pass	$ 26,697	12,781	29,634	4,071	9,610	22,762	38,586	144,141
Special mention	147	131	73	10	—	—	106	467
Substandard	—	—	—	—	11	—	—	11
Total Commercial, industrial and agricultural	$ 26,844	12,912	29,707	4,081	9,621	22,762	38,692	144,619
Commercial, industrial and agricultural:								
Current-period gross charge-offs	$ —	—	30	4	—	—	8	42
1-4 family equity lines of credit:								
Pass	$ —	—	—	—	—	—	231,480	231,480
Special mention	—	—	—	—	—	—	2,754	2,754
Substandard	—	—	—	—	—	—	1,006	1,006
Total 1-4 family equity lines of credit	$ —	—	—	—	—	—	235,240	235,240
1-4 family equity lines of credit:								
Current-period gross charge-offs	$ —	—	—	—	—	—	—	—
Consumer and other:								
Pass	$ 28,133	16,632	7,509	2,525	12,316	9,204	29,604	105,923
Special mention	3	62	104	27	29	14	1	240
Substandard	6	21	37	8	—	—	—	72
Total Consumer and other	$ 28,142	16,715	7,650	2,560	12,345	9,218	29,605	106,235
Consumer and other:								
Current-period gross charge-offs	$ 24	147	141	10	—	—	634	956

The following table presents loan balances classified within each risk rating category based on year of origination as of December 31, 2024.

	In Thousands							
							Revolving	
	2024	**2023**	**2022**	**2021**	**2020**	**Prior**	**Loans**	**Total**
December 31, 2024								
Pass	$ 906,167	485,338	780,868	633,526	242,419	419,380	589,890	4,057,588
Special mention	1,127	5,881	25,147	353	734	6,862	5,795	45,899
Substandard	6	21	166	384	11	438	1,080	2,106
Total	$ 907,300	491,240	806,181	634,263	243,164	426,680	596,765	4,105,593

Age Analysis of Past Due Loans

	In Thousands						
	30-59 Days Past Due	**60-89 Days Past Due**	**Nonaccrual and Greater Than 89 Days Past Due**	**Total Nonaccrual and Past Due**	**Current**	**Total Loans**	**Recorded Investment Greater Than 89 Days Past Due and Accruing**
December 31, 2025							
Residential 1-4 family real estate	$ 7,330	7,172	8,854	23,356	1,254,342	1,277,698	$ 1,648
Commercial and multi-family real estate	420	651	13,135	14,206	1,621,282	1,635,488	—
Construction, land development and farmland	1,190	1,188	5,926	8,304	891,709	900,013	—
Commercial, industrial and agricultural	1,053	112	156	1,321	178,262	179,583	—
1-4 family equity lines of credit	1,424	1,263	208	2,895	260,812	263,707	—
Consumer and other	522	112	49	683	106,665	107,348	25
Total	$ 11,939	10,498	28,328	50,765	4,313,072	4,363,837	$ 1,673
December 31, 2024							
Residential 1-4 family real estate	$ 5,854	1,462	766	8,082	1,125,884	1,133,966	$ 314
Commercial and multi-family real estate	—	2	3,616	3,618	1,540,722	1,544,340	—
Construction, land development and farmland	742	—	162	904	940,289	941,193	162
Commercial, industrial and agricultural	184	562	113	859	143,760	144,619	113
1-4 family equity lines of credit	960	581	840	2,381	232,859	235,240	90
Consumer and other	568	137	52	757	105,478	106,235	52
Total	$ 8,308	2,744	5,549	16,601	4,088,992	4,105,593	$ 731

Allowance for Credit Losses ("ACL") - Loans

The allowance for credit losses on loans is a contra-asset valuation account, calculated in accordance with ASC 326 that is deducted from the amortized cost basis of loans to present the net amount expected to be collected. The amount of the allowance represents management's best estimate of current expected credit losses on loans considering available information from internal and external sources, relevant to assessing collectability over the loans' contractual terms, adjusted for expected prepayments when appropriate. Relevant available information includes historical credit loss experience, current conditions and reasonable and supportable forecasts. While historical credit loss experience provides the basis for the estimation of expected credit losses, adjustments to historical loss information may be made for differences in current portfolio-specific risk characteristics, environmental conditions or other relevant factors. The allowance for credit losses is measured on a collective basis for portfolios of loans when similar risk characteristics exist. Loans that do not share risk characteristics are evaluated for expected credit losses on an individual basis and excluded from the collective evaluation. Expected credit losses for collateral dependent loans are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

The Company's discounted cash flow methodology incorporates a probability of default and loss given default model, as well as expectations of future economic conditions, using reasonable and supportable forecasts. Together, the probability of default and loss given default models with the use of reasonable and supportable forecasts generate estimates for cash flows expected and not expected to be collected over the estimated life of a loan. Estimates of future expected cash flows ultimately reflect assumptions made concerning net credit losses over the life of a loan. The use of reasonable and supportable forecasts requires significant judgment. Management leverages economic projections from a reputable and independent third party to inform and provide its reasonable and supportable economic forecasts. The Company's model reverts to a straight line basis for purposes of estimating cash flows beyond a period deemed reasonable and supportable. The Company forecasts probability of default and loss given default based on economic forecast scenarios over a six quarter time period before reverting to a straight line basis based on absolute historical quarterly changes in the economic variables utilized. The duration of the forecast horizon, the period over which forecasts revert to a straight line basis, the economic forecasts that management utilizes, as well as additional internal and external indicators of economic forecasts that management considers, may change over time depending on the nature and composition of our loan portfolio. Changes in economic forecasts, in conjunction with changes in loan specific attributes, impact a loan's probability of default and loss given default, which can drive changes in the determination of the ACL. Expectations of future cash flows are discounted at the loan's effective interest rate. The resulting ACL represents the amount by which the loan's amortized cost exceeds the net present value of a loan's discounted cash flows expected to be collected. The ACL is recorded through a charge to provision for credit losses and is reduced by charge-offs, net of recoveries on loans previously charged-off. It is the Company's policy to charge-off loan balances at the time they have been deemed uncollectible.

For segments where the discounted cash flow methodology is not used, a remaining life methodology is utilized. The remaining life method uses an average annual charge-off rate applied to the contractual term, further adjusted for estimated prepayments to determine the unadjusted historical charge-off rate for the remaining balance of assets.

The estimated credit losses for all loan segments are adjusted for changes in qualitative factors not inherently considered in the quantitative analyses. The qualitative categories and the measurements used to quantify the risks within each of these categories are subjectively selected by management. The data for each measurement may be obtained from internal or external sources. The current period measurements are evaluated and assigned a factor commensurate with the current level of risk relative to past measurements or management's assessment of portfolio risk. The resulting qualitative adjustments are applied to the relevant collectively evaluated loan portfolios. These adjustments are based upon the following:

1. Changes in lending policies and procedures, including changes in underwriting standards and collection, charge-off, and recovery practices not considered elsewhere in estimating credit losses.

2. Changes in regional and local economic and business conditions and developments that affect the collectability of the portfolio, including the condition of various market segments.

3. Changes in the nature and volume of the portfolio and in the terms of loans.

4. Changes in the experience, ability, and depth of lending management and other relevant staff.

5. Changes in the volume and severity of past-due loans, the volume of non-accrual loans, and the volume and severity of adversely classified or graded loans.

6. Changes in the value of underlying collateral.

7. The existence and effect of concentrations of credit, and changes in the level of such concentrations.

8. Additional segment specific risks when aggregated portfolios were required for reliable quantitative assessments.

The qualitative allowance allocation, as determined by the processes noted above, is applied to loan segments based on the assessment of these various qualitative factors.

Loans that do not share similar risk characteristics with the collectively evaluated pools are evaluated on an individual basis and are excluded from the collectively evaluated pools. Individual evaluations are generally performed for loans greater than $500,000 which have experienced significant credit deterioration and that are deemed to be collateral dependent. Such loans are evaluated for credit losses based on the fair value of collateral. When management determines that foreclosure is probable, expected credit losses are based on the fair value of the collateral, less selling costs. For loans for which foreclosure is not probable, but for which repayment is expected to be provided substantially through the operation or sale of the collateral, the Company has elected the practical expedient under ASC 326 to estimate expected credit losses based on the fair value of collateral, with selling costs considered in the event sale of the collateral is expected.

In assessing the adequacy of the allowance for credit losses, the Company considers the results of the Company's ongoing independent loan review process. The Company undertakes this process both to ascertain those loans in the portfolio with elevated credit risk and to assist in its overall evaluation of the risk characteristics of the entire loan portfolio. Its loan review process includes the judgment of management, independent internal loan reviewers and reviews that may have been conducted by third-party reviewers including regulatory examiners. The Company incorporates relevant loan review results in the allowance.

In accordance with CECL, losses are estimated over the remaining contractual terms of loans, adjusted for prepayments and curtailment. The contractual term excludes expected extensions, renewals and modifications.

Credit losses are estimated on the amortized cost basis of loans, which includes the principal balance outstanding, deferred loan fees and costs, and premiums and discounts when applicable.

While management utilizes its best judgment and information available, the ultimate appropriateness of the allowance is dependent upon a variety of factors beyond management's control, including the performance of the loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications. The ACL process is regularly reviewed and updated as needed based on quarterly reviews, new data, and/or calculation improvements with material impacts disclosed as appropriate.

Loans are charged off when management believes that the full collectability of the loan is unlikely. As such, a loan may be partially charged-off after a "confirming event" has occurred which serves to validate that full repayment pursuant to the terms of the loan is unlikely.

Transactions in the allowance for credit losses for the years ended December 31, 2025, 2024 and 2023 are summarized as follows:

	In Thousands						
	Residential 1-4 Family Real Estate	**Commercial and Multi-family Real Estate**	**Construction, Land Development and Farmland**	**Commercial, Industrial and Agricultural**	**1-4 family Equity Lines of Credit**	**Consumer and Other**	**Total**
December 31, 2025							
Allowance for credit losses - loans:							
Beginning balance	$ 9,708	20,203	14,663	1,702	1,890	1,331	49,497
Provision	6,000	(3,760)	2,237	2,011	(287)	944	7,145
Charge-offs	—	(438)	(157)	(340)	—	(1,221)	(2,156)
Recoveries	37	—	20	60	—	431	548
Ending balance	$ 15,745	16,005	16,763	3,433	1,603	1,485	55,034

	In Thousands						
	Residential 1-4 Family Real Estate	**Commercial and Multi-family Real Estate**	**Construction, Land Development and Farmland**	**Commercial, Industrial and Agricultural**	**1-4 family Equity Lines of Credit**	**Consumer and Other**	**Total**
December 31, 2024							
Allowance for credit losses - loans:							
Beginning balance	$ 8,765	17,422	14,027	1,533	1,809	1,292	44,848
Provision	928	2,781	616	189	81	597	5,192
Charge-offs	(24)	—	—	(42)	—	(956)	(1,022)
Recoveries	39	—	20	22	—	398	479
Ending balance	$ 9,708	20,203	14,663	1,702	1,890	1,331	49,497

	Residential 1-4 Family Real Estate	Commercial and Multi-family Real Estate	Construction, Land Development and Farmland	Commercial, Industrial and Agricultural	1-4 family Equity Lines of Credit	Consumer and Other	Total
				In Thousands			
December 31, 2023							
Allowance for credit losses - loans:							
Beginning balance	$ 7,310	15,299	13,305	1,437	1,170	1,292	39,813
Provision	1,435	2,123	702	125	639	1,276	6,300
Charge-offs	—	—	—	(30)	—	(2,328)	(2,358)
Recoveries	20	—	20	1	—	1,052	1,093
Ending balance	$ 8,765	17,422	14,027	1,533	1,809	1,292	44,848

The following tables present the amortized cost basis of collateral dependent loans at December 31, 2025 and December 31, 2024 which are individually evaluated to determine expected credit losses:

	Real Estate	Other	Total
		In Thousands	
December 31, 2025			
Residential 1-4 family real estate	$ 3,038	—	3,038
Commercial and multi-family real estate	13,133	—	13,133
Construction, land development and farmland	5,922	—	5,922
Commercial, industrial and agricultural	—	—	—
1-4 family equity lines of credit	—	—	—
Consumer and other	—	—	—
	$ 22,093	—	22,093

	Real Estate	Other	Total
		In Thousands	
December 31, 2024			
Residential 1-4 family real estate	$ 1,485	—	1,485
Commercial and multi-family real estate	31,273	—	31,273
Construction, land development and farmland	2,521	—	2,521
Commercial, industrial and agricultural	—	—	—
1-4 family equity lines of credit	2,009	—	2,009
Consumer and other	—	—	—
	$ 37,288	—	37,288

Loan Modifications to Borrowers Experiencing Financial Difficulty

Effective January 1, 2023 the Company adopted ASU 2022-02 which eliminated the accounting guidance for TDRs and requires disclosures for certain loan modifications when a borrower is experiencing financial difficulty.

Occasionally, the Company modifies loans to borrowers in financial distress by providing principal forgiveness, term extension, an other-than-insignificant payment delay or interest rate reduction. When principal forgiveness is provided, the amount of forgiveness is charged-off against the allowance for credit losses.

In some cases, the Company provides multiple types of concessions on one loan. Typically, one type of concession, such as a term extension, is granted initially. If the borrower continues to experience financial difficulty, another concession, such as principal forgiveness, may be granted. For the loans included in the "combination" columns below, multiple types of modifications have been made on the same loan within the current reporting period. The combination is at least two of the following: a term extension, principal forgiveness, an other-than-insignificant payment delay and/or an interest rate reduction.

The following tables present the amortized cost basis of loans at December 31, 2025, 2024 and 2023 that were both experiencing financial difficulty and modified during the twelve months ended December 31, 2025, twelve months ended December 31, 2024, or twelve months ended December 31, 2023 by class and type of modification. The percentage of the amortized cost basis of loans that were modified to borrowers in financial distress as compared to the amortized cost basis of each class of financing receivable is also presented below.

(In Thousands)

Twelve Months Ended December 31, 2025	Principal Forgiveness	Payment Delay	Term Extension	Interest Rate Reduction	Combination Term Extension and Interest Rate Reduction	Combination Payment Delay and Interest Rate Reduction	Total Class of Financing Receivable
Residential 1-4 family real estate	$ —	$ 1,785	$ 1,412	$ 297	$ 1,390	$ 43	0.39%
Commercial and multi-family real estate	—	1,607	—	—	—	—	0.10%
Construction, land development and farmland	—	3,357	299	—	—	—	0.41%
Commercial, industrial and agricultural	—	—	93	—	—	—	0.05%
1-4 family equity lines of credit	—	—	—	—	—	—	—%
Consumer and other	—	—	—	—	—	—	—%
Total	$ —	$ 6,749	$ 1,804	$ 297	$ 1,390	$ 43	0.24%

As of December 31, 2025, the Company has not committed to lend additional amounts to the borrowers included in the previous table.

(In Thousands)

Twelve Months Ended December 31, 2024	Principal Forgiveness	Payment Delay	Term Extension	Interest Rate Reduction	Combination Term Extension and Principal Forgiveness	Combination Term Extension and Interest Rate Reduction	Total Class of Financing Receivable
Residential 1-4 family real estate	$ —	$ 408	$ 1,485	$ —	$ —	$ —	0.17%
Commercial and multi-family real estate	—	—	23,604	—	—	—	1.53%
Construction, land development and farmland	—	—	—	—	—	—	—%
Commercial, industrial and agricultural	—	—	—	—	—	—	—%
1-4 family equity lines of credit	—	—	—	—	—	—	—%
Consumer and other	—	—	—	—	—	—	—%
Total	$ —	$ 408	$ 25,089	$ —	$ —	$ —	0.62%

As of December 31, 2024 the Company had not committed to lend additional amounts to the borrowers included in the previous table.

(In Thousands)

Twelve Months Ended December 31, 2023	Principal Forgiveness	Payment Delay	Term Extension	Interest Rate Reduction	Combination Term Extension and Principal Forgiveness	Combination Term Extension and Interest Rate Reduction	Total Class of Financing Receivable
Residential 1-4 family real estate	$ —	$ 947	$ —	$ —	$ —	$ —	0.10%
Commercial and multi-family real estate	—	2,406	—	—	—	—	0.18%
Construction, land development and farmland	—	—	—	—	—	—	—%
Commercial, industrial and agricultural	—	—	93	—	—	—	0.07%
1-4 family equity lines of credit	—	—	—	—	—	—	—%
Consumer and other	—	—	—	—	—	—	—%
Total	$ —	$ 3,353	$ 93	$ —	$ —	$ —	0.10%

As of December 31, 2023 the Company had not committed to lend additional amounts to the borrowers included in the previous table.

The Company closely monitors the performance of loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table presents the performance of such loans that have been modified within the last twelve months as of December 31, 2025:

	In Thousands				
December 31, 2025	**30-59 Days Past Due**	**60-89 Days Past Due**	**Greater Than 89 Days Past Due**	**Current**	**Total Modified Loans**
Residential 1-4 family real estate	$ 1,761	$ 1,000	$ —	$ 2,166	$ 4,927
Commercial and multi-family real estate	1,607	—	—	—	1,607
Construction, land development and farmland	—	—	—	3,656	3,656
Commercial, industrial and agricultural	—	93	—	—	93
1-4 family equity lines of credit	—	—	—	—	—
Consumer and other	—	—	—	—	—
Total	$ 3,368	$ 1,093	$ —	$ 5,822	$ 10,283

As evidenced in the table above, $4,461,000 of the $10,283,000 of loans that were modified within the twelve months prior to December 31, 2025 were thirty (30) days or more past due at December 31, 2025.

The following table presents the performance of such loans that have been modified for the twelve months ended December 31, 2024:

	In Thousands				
December 31, 2024	**30-59 Days Past Due**	**60-89 Days Past Due**	**Greater Than 89 Days Past Due**	**Current**	**Total Modified Loans**
Residential 1-4 family real estate	$ —	$ —	$ —	$ 1,893	$ 1,893
Commercial and multi-family real estate	—	—	—	23,604	23,604
Construction, land development and farmland	—	—	—	—	—
Commercial, industrial and agricultural	—	—	—	—	—
1-4 family equity lines of credit	—	—	—	—	—
Consumer and other	—	—	—	—	—
Total	$ —	$ —	$ —	$ 25,497	$ 25,497

As evidenced above, no loans that were modified within the twelve months prior to December 31, 2024 were thirty (30) days or more past due at December 31, 2024.

The following table presents the performance of such loans that have been modified for the twelve months ended December 31, 2023:

	In Thousands				
December 31, 2023	**30-59 Days Past Due**	**60-89 Days Past Due**	**Greater Than 89 Days Past Due**	**Current**	**Total Modified Loans**
Residential 1-4 family real estate	$ —	$ —	$ —	$ 947	$ 947
Commercial and multi-family real estate	—	—	—	2,406	2,406
Construction, land development and farmland	—	—	—	—	—
Commercial, industrial and agricultural	—	—	—	93	93
1-4 family equity lines of credit	—	—	—	—	—
Consumer and other	—	—	—	—	—
Total	$ —	$ —	$ —	$ 3,446	$ 3,446

As evidenced above, no loans that were modified within the twelve months prior to December 31, 2023 were thirty (30) days or more past due at December 31, 2023.

The following tables present the financial effect of the loan modifications presented above to borrowers experiencing financial difficulty for the twelve months ended December 31, 2025, 2024 and 2023. (dollars in thousands):

Twelve Months Ended December 31, 2025	Principal Forgiveness	Weighted-Average Interest Rate Reduction	Weighted-Average Months of Term Extension	Weighted-Average Months of Payment Delay
Residential 1-4 family real estate	$ —	0.36%	26	6
Commercial and multi-family real estate	—	—	—	7
Construction, land development and farmland	—	—	11	6
Commercial, industrial and agricultural	—	—	19	—
1-4 family equity lines of credit	—	—	—	—
Consumer and other	—	—	—	—
Total	$ —	0.36%	24	6

Twelve Months Ended December 31, 2024	Principal Forgiveness	Weighted-Average Interest Rate Reduction	Weighted-Average Months of Term Extension	Weighted-Average Months of Payment Delay
Residential 1-4 family real estate	$ —	—%	6	4
Commercial and multi-family real estate	—	—	11	—
Construction, land development and farmland	—	—	—	—
Commercial, industrial and agricultural	—	—	—	—
1-4 family equity lines of credit	—	—	—	—
Consumer and other	—	—	—	—
Total	$ —	—%	9	4

Twelve Months Ended December 31, 2023	Principal Forgiveness	Weighted-Average Interest Rate Reduction	Weighted-Average Months of Term Extension	Weighted-Average Months of Payment Delay
Residential 1-4 family real estate	$ —	—%	—	10
Commercial and multi-family real estate	—	—	—	3
Construction, land development and farmland	—	—	—	—
Commercial, industrial and agricultural	—	—	37	—
1-4 family equity lines of credit	—	—	—	—
Consumer and other	—	—	—	—
Total	$ —	—%	37	8

The following tables present the amortized cost basis of loans that had a payment default during the twelve months ended December 31, 2025, 2024 and 2023 and that were modified in the twelve months prior to that default to borrowers experiencing financial difficulty.

In Thousands

Twelve Months Ended December 31, 2025	Principal Forgiveness	Payment Delay	Term Extension	Interest Rate Reduction	Combination Term Extension and Interest Rate Reduction	Combination Payment Delay and Interest Rate Reduction
Residential 1-4 family real estate	$ —	$ 1,785	$ 928	$ 297	$ 679	$ —
Commercial and multi-family real estate	—	1,607	—	—	—	—
Construction, land development and farmland	—	—	—	—	—	—
Commercial, industrial and agricultural	—	—	93	—	—	—
1-4 family equity lines of credit	—	—	—	—	—	—
Consumer and other	—	—	—	—	—	—
Total	$ —	$ 3,392	$ 1,021	$ 297	$ 679	$ —

						In Thousands				
Twelve Months Ended December 31, 2024	**Principal Forgiveness**		**Payment Delay**		**Term Extension**		**Interest Rate Reduction**		**Combination Term Extension and Interest Rate Reduction**	
Residential 1-4 family real estate	$	—	$	—	$	—	$	—	$	—
Commercial and multi-family real estate		—		—		—		—		—
Construction, land development and farmland		—		—		—		—		—
Commercial, industrial and agricultural		—		—		—		—		—
1-4 family equity lines of credit		—		—		—		—		—
Consumer and other		—		—		—		—		—
Total	$	—	$	—	$	—	$	—	$	—

						In Thousands				
Twelve Months Ended December 31, 2023	**Principal Forgiveness**		**Payment Delay**		**Term Extension**		**Interest Rate Reduction**		**Term Extension and Interest Rate Reduction**	
Residential 1-4 family real estate	$	—	$	—	$	—	$	—	$	—
Commercial and multi-family real estate		—		—		—		—		—
Construction, land development and farmland		—		—		—		—		—
Commercial, industrial and agricultural		—		—		—		—		—
1-4 family equity lines of credit		—		—		—		—		—
Consumer and other		—		—		—		—		—
Total	$	—	$	—	$	—	$	—	$	—

There were payment defaults during the twelve months ended December 31, 2025 on $5,389,000 of loans that had been modified in the twelve months prior to December 31, 2025, and there were no payment defaults during the twelve months ended December 31, 2024 and 2023 on loans that had been modified in the twelve months prior to December 31, 2024 and December 31, 2023, respectively.

Upon the Company's determination that a modified loan (or a portion of a modified loan) has subsequently been deemed uncollectible, the loan (or a portion of the loan) is charged off. Therefore, the amortized costs basis of the loan is reduced by the amount deemed uncollectible and the allowance for credit losses is adjusted by the same amount.

As of December 31, 2025 the Bank had four loans totaling $12,266,000 in the process of foreclosure which consisted of three 1-4 family real estate and one large commercial real estate loan. At December 31, 2024 the Bank had four loans totaling $1,073,000 in the process of foreclosure.

The Company's principal customers are primarily in Middle Tennessee. Credit is extended to businesses and individuals and is evidenced by promissory notes. The terms and conditions of the loans including collateral vary depending upon the purpose of the credit and the borrower's financial condition. In the normal course of business, Wilson Bank has made loans at prevailing interest rates and terms to directors and executive officers of the Company and to their affiliates. The aggregate amount of these loans was $10,081,000 and $9,388,000 at December 31, 2025 and 2024, respectively. None of these loans were restructured, charged-off or involved more than the normal risk of collectibility or presented other unfavorable features during any of the three years ended December 31, 2025.

An analysis of the activity with respect to such loans to related parties is as follows:

	In Thousands			
	December 31,			
	2025		2024	
Balance, January 1	$	9,388	$	7,768
New loans and renewals during the year		11,326		13,562
Repayments (including loans paid by renewal) during the year		(10,633)		(11,942)
Balance, December 31	$	10,081	$	9,388

In 2025, 2024 and 2023, Wilson Bank originated mortgage loans for sale into the secondary market of $72,510,000, $52,549,000 and $73,984,000, respectively. The fees and gain on sale of these loans totaled $2,336,000, $3,068,000 and $2,635,000 in 2025, 2024 and 2023, respectively.

In some instances, Wilson Bank sells loans that contain provisions which permit the buyer to seek recourse against Wilson Bank in certain circumstances. At December 31, 2025 and 2024, total mortgage loans sold with recourse in the secondary market aggregated $55,166,000 and $56,896,000, respectively. At December 31, 2025, Wilson Bank has not been required to repurchase a significant amount of the mortgage loans originated by Wilson Bank and sold in the secondary market. Management expects no significant losses to result from these recourse provisions.

(3) *Debt Securities*

Debt securities have been classified in the consolidated balance sheet according to management's intent. Debt securities at December 31, 2025 consist of the following:

	Securities Available-For-Sale			
	In Thousands			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government-sponsored enterprises (GSEs)	$ 149,261	136	10,807	138,590
Mortgage-backed securities	665,620	2,472	44,794	623,298
Asset-backed securities	47,868	47	1,135	46,780
Corporate notes and other	4,500	—	48	4,452
Obligations of states and political subdivisions	173,939	79	20,634	153,384
	$ 1,041,188	2,734	77,418	966,504

The Company's classification of securities at December 31, 2024 was as follows:

	Securities Available-For-Sale			
	In Thousands			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury and other U.S. government agencies	$ 4,927	—	389	4,538
U.S. Government-sponsored enterprises (GSEs)	183,912	8	21,947	161,973
Mortgage-backed securities	520,729	55	66,588	454,196
Asset-backed securities	51,110	108	401	50,817
Corporate notes and other	2,500	—	104	2,396
Obligations of states and political subdivisions	184,163	—	30,190	153,973
	$ 947,341	171	119,619	827,893

As of December 31, 2025 and December 31, 2024, there was no allowance for credit losses on available-for-sale securities.

Included in mortgage-backed securities are collateralized mortgage obligations totaling $218,479,000 (fair value of $204,388,000) and $146,369,000 (fair value of $126,426,000) at December 31, 2025 and 2024, respectively.

The amortized cost and estimated market value of debt securities at December 31, 2025, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities of mortgage and asset-backed securities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	In Thousands	
Securities Available-For-Sale	Amortized Cost	Fair Value
Due in one year or less	$ 841	836
Due after one year through five years	113,288	105,210
Due after five years through ten years	253,401	233,602
Due after ten years	673,658	626,856
	$ 1,041,188	966,504

Results from sales of debt securities are as follows:

	In Thousands		
	2025	2024	2023
Gross proceeds	$ 75,928	86,248	32,740
Gross realized gains	$ 2,372	4,587	17
Gross realized losses	(4,887)	(7,329)	(1,026)
Net realized gains (losses)	$ (2,515)	(2,742)	(1,009)

Securities carried on the balance sheet of approximately $603,852,000 (approximate market value of $551,499,000) and $581,017,000 (approximate market value of $499,585,000) were pledged to secure public deposits and for other purposes as required or permitted by law at December 31, 2025 and 2024, respectively.

At December 31, 2025, there were no holdings of securities of any one issuer, other than U.S. Government and its agencies, in an amount greater than 10% of shareholders' equity.

Included in the securities above are $98,000,000 (approximate market value of $86,000,000) and $104,000,000 (approximate market value of $87,000,000) at December 31, 2025 and 2024, respectively, in obligations of political subdivisions located within the states of Tennessee, Alabama, and Texas.

The following table shows the gross unrealized losses and fair value of the Company's available-for-sale securities with unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2025 and 2024.

| | *In Thousands, Except Number of Securities* | | | | | | | |
| | Less than 12 Months | | | 12 Months or More | | | Total | |
2025	Fair Value	Unrealized Losses	Number of Securities Included	Fair Value	Unrealized Losses	Number of Securities Included	Fair Value	Unrealized Losses
Available-for-Sale Securities:								
Debt securities:								
U.S. Government-sponsored enterprises (GSEs)	5,003	22	1	121,994	10,785	52	126,997	10,807
Mortgage-backed securities	133,756	532	24	321,141	44,262	205	454,897	44,794
Asset-backed securities	6,972	32	3	22,415	1,103	9	29,387	1,135
Corporate notes and other	4,452	48	2	—	—	—	4,452	48
Obligations of states and political subdivisions	—	—	—	148,056	20,634	148	148,056	20,634
	$ 150,183	$ 634	30	$ 613,606	$ 76,784	414	$ 763,789	$ 77,418

| | *In Thousands, Except Number of Securities* | | | | | | | |
| | Less than 12 Months | | | 12 Months or More | | | Total | |
2024	Fair Value	Unrealized Losses	Number of Securities Included	Fair Value	Unrealized Losses	Number of Securities Included	Fair Value	Unrealized Losses
Available-for-Sale Securities:								
Debt securities:								
U.S. Treasury and other U.S. government agencies	$ —	$ —	—	$ 4,538	$ 389	2	$ 4,538	$ 389
U.S. Government-sponsored enterprises (GSEs)	12,226	258	3	147,828	21,689	67	160,054	21,947
Mortgage-backed securities	90,776	2,043	24	348,035	64,545	216	438,811	66,588
Asset-backed securities	14,103	75	5	17,170	326	7	31,273	401
Corporate notes and other	—	—	—	2,396	104	1	2,396	104
Obligations of states and political subdivisions	5,108	77	3	148,865	30,113	168	153,973	30,190
	$ 122,213	$ 2,453	35	$ 668,832	$ 117,166	461	$ 791,045	$ 119,619

The applicable date for determining when securities are in an unrealized loss position is December 31, 2025 and 2024. As such, it is possible that a security had a market value less than its amortized cost on other days during the twelve-month periods ended December 31, 2025 and 2024, but is not in the "Investments with an Unrealized Loss of less than 12 months" category above.

As shown in the tables above, at December 31, 2025 and 2024, the Company had unrealized losses of $77.4 million and $119.6 million on $763.8 million and $791.0 million, respectively, of securities in an unrealized loss position at those dates. As described in Note 1. Summary of Significant Accounting Policies, for any security classified as available-for-sale that is in an unrealized loss position at the balance sheet date, the Company assesses whether or not it intends to sell the security, or more-likely-than-not will be required to sell the security, before recovery of its amortized cost basis which would require a write-down to fair value through net income. Because the Company currently does not intend to sell those securities that have an unrealized loss at December 31, 2025, and it is not more-likely-than-not that the Company will be required to sell the securities before recovery of their amortized cost bases, which may be maturity, the Company has determined that no write-down is necessary. These securities must then be evaluated for credit and non-credit related impairment. Securities with one or more of the following characteristics will be deemed to have only non-credit related impairment and will be excluded from further evaluation from credit impairment: guaranteed by the U.S. government, insured by the FDIC, a review of market price discount to principal face value does not indicate the market's expectation of imminent principal loss, risk weighting under the FDIC's Simplified Supervisory Formula Approach, and a credit rating of AA+ or higher issued by a nationally recognized statistical rating organization. Securities that are not excluded by the aforementioned characteristics are further evaluated for credit deterioration, which would require the recognition of an allowance for credit losses.

The unrealized losses associated with securities at December 31, 2025 are driven by changes in interest rates and not due to the credit quality of the securities, and accordingly, no allowance for credit losses is considered necessary related to available-for-sale securities at December 31, 2025. These securities will continue to be monitored as a part of the Company's ongoing evaluation of credit quality.

Mortgage-Backed Securities

At December 31, 2025, approximately 99% of the mortgage-backed securities held by the Company were issued by U.S. government-sponsored entities and agencies. Because the decline in fair value of these securities is primarily attributable to interest rates and illiquidity, and not credit quality, and because the Company does not have the intent to sell these mortgage-backed securities and it is not more-likely-than-not that it will be required to sell the securities before their anticipated recovery, the Company has determined no allowance for credit losses is necessary with respect to these securities at December 31, 2025.

The Company's mortgage-backed securities portfolio includes non-agency collateralized mortgage obligations with a fair value of $8.2 million which had unrealized losses of approximately $1.1 million at December 31, 2025. These non-agency mortgage-backed securities were rated AAA at December 31, 2025. The Company monitors to ensure it has adequate credit support and does not have the intent to sell these securities and it is not more-likely-than-not that it will be required to sell the securities before their anticipated recovery. The issuers continue to make timely principal and interest payments on the bonds.

Obligations of States and Political Subdivisions

Unrealized losses on municipal bonds have not been recognized into income because the issuers' bonds are of high credit quality (rated A or higher) or the bonds have been refunded. Management does not intend to sell the securities and it is not more-likely-than-not that management will be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to changes in interest rates and other market conditions. The issuers continue to make timely principal and interest payments on the bonds. The fair value is expected to recover as the bonds approach maturity.

Asset-Backed Securities

The Company's asset-backed securities portfolio includes agency and non-agency asset-backed and other amortizing debt securities with a fair value of $46.8 million which had unrealized losses of approximately $1.1 million at December 31, 2025. The Company monitors these securities to ensure it has adequate credit support and does not have the intent to sell these securities and it is not more-likely-than-not that it will be required to sell the securities before their anticipated recovery. The issuers continue to make timely principal and interest payments on the bonds.

Corporate Notes and Other

Corporate notes and other consists of corporate bonds and subordinated debt obligations. As of December 31, 2025 corporate notes and other consisted of two subordinated debt obligations issued by other bank holding companies. The Company performs ongoing monitoring of the issuers financial condition and credit quality through periodic review of financial statements and other relevant information.

(4) *Restricted Equity Securities*

Restricted equity securities consists of stock of the FHLB of Cincinnati amounting to $4,285,000 and $3,876,000 at December 31, 2025 and 2024, respectively. The stock can be sold back only at par or a value as determined by the issuing institution and only to the respective financial institution or to another member institution. These securities are recorded at cost.

(5) _Premises and Equipment_

The detail of premises and equipment at December 31, 2025 and 2024 is as follows:

	In Thousands	
	2025	**2024**
Land	$ 21,138	$ 20,762
Buildings	55,281	52,664
Leasehold improvements	1,911	1,934
Furniture and equipment	20,012	19,097
Automobiles	554	511
Construction-in-progress	267	300
	99,163	95,268
Less accumulated depreciation	(36,507)	(33,719)
	$ 62,656	$ 61,549

During 2025, 2024 and 2023, payments of $15,000, $1,100,000 and $1,442,000, respectively, were made to an entity owned by a director for the construction of buildings utilized by Wilson Bank and repair work on existing buildings utilized by Wilson Bank.

Depreciation expense was $4,028,000, $4,040,000 and $4,221,000 for the years ended December 31, 2025, 2024 and 2023, respectively.

(6) _Goodwill and Intangible Assets_

The Company's goodwill results from the excess of purchase price over the applicable book value of the net assets acquired related to outside ownership of two previously 50% owned subsidiaries that the Company acquired 100% of in 2005 and the acquisition of a branch office of another bank that the Company acquired in 2025. The Company has one reportable segment and one reporting unit.

The change in goodwill during the years ended December 31, 2025 and 2024 is as follows:

	In Thousands	
	2025	**2024**
Goodwill:		
Balance at January 1,	$ 4,805	4,805
Acquired goodwill	1,072	—
Impairment loss	—	—
Balance at December 31,	$ 5,877	4,805

Impairment exists when a reporting unit's carrying value exceeds its fair value. At September 30, 2025, the Company's reporting unit had positive equity and the Company elected to perform a qualitative assessment to determine if it was more likely than not that the fair value of the reporting unit exceeded its carrying value, including goodwill. The qualitative assessment indicated that it was more likely than not that the fair value of the reporting unit exceeded its carrying value, resulting in no impairment.

The Company's intangible assets consists of a core deposit intangible which results from the Company's acquisition of a branch office of another bank in 2025. Core deposit intangibles are recognized at the estimated fair value of the acquired non-maturity deposit customer relationship.

Acquired intangible assets were as follows at year-end:

	In Thousands			
	2025		**2024**	
	Gross Carrying Amount	**Accumulated Amortization**	**Gross Carrying Amount**	**Accumulated Amortization**
Amortized intangible assets:				
Core deposit intangible	$ 429	(34)	—	—
Total	$ 429	(34)	—	—

Aggregate amortization expense for the core deposit intangible was $34,000 for 2025. There was no aggregate amortization expense for the core deposit intangible for 2024 or 2023.

As of December 31, 2025, the future fiscal periods amortization for the core deposit intangible is as follows:

	Amount
	In Thousands
Years ending December 31,	
2026	$ 49
2027	48
2028	46
2029	45
2030	43
Thereafter	164
Total	$ 395

(7) Leases

Lessee Accounting

The majority of leases in which the Company is the lessee are comprised of real estate property for branches and office space and are recorded as operating leases with terms ending on dates ranging from 2027 to 2047. The Company has three finance leases, which were entered into in 2022, 2024, and 2025, with lease terms ending on dates ranging from 2036 to 2046. These leases are classified as operating or finance leases at commencement. Right-of-use assets representing the right to use the underlying asset and lease liabilities representing the obligation to make future lease payments are recognized on the balance sheet within other assets and other liabilities. These assets and liabilities are estimated based on the present value of future lease payments discounted using the Company's incremental secured borrowing rates as of the commencement date of the lease. Certain lease agreements contain renewal options which are considered in the determination of the lease term if they are deemed reasonably certain to be exercised. The Company has elected not to recognize leases with an original term of less than 12 months on the balance sheet.

The following table represents lease assets and lease liabilities as of December 31, 2025 and 2024 (in thousands).

Lease right-of-use assets	Classification	December 31, 2025	December 31, 2024
Operating lease right-of-use assets	Other Assets	$ 2,084	2,556
Finance lease right-of-use assets	Other Assets	3,804	2,889

Lease liabilities	Classification	December 31, 2025	December 31, 2024
Operating lease liabilities	Accrued Interest and Other Liabilities	$ 2,213	2,750
Finance lease liabilities	Accrued Interest and Other Liabilities	4,159	3,076

The total lease cost related to operating leases and short term leases is recognized on a straight-line basis over the lease term. For finance leases, right-of-use assets are amortized on a straight-line basis over the lease term and interest imputed on the lease liability is recognized using the effective interest method. The components of the Bank's total lease cost were as follows for the years ended December 31, 2025 and 2024.

	In Thousands		
	2025	2024	2023
Operating lease cost	$ 510	554	637
Finance lease cost:			
Right-of-use asset amortization	249	94	87
Interest expense	154	65	71
Short-term lease cost	—	—	—
Net lease cost	$ 913	713	795

The weighted average remaining lease term and weighted average discount rate for operating leases at December 31, 2025 and 2024 were as follows:

	2025	2024
Operating Leases		
Weighted average remaining lease term (in years)	7.58	7.95
Weighted average discount rate	4.00%	4.08%

The weighted average remaining lease term and weighted average discount rate for finance leases at December 31, 2025 and 2024 were as follows:

	2025	2024
Finance Leases		
Weighted average remaining lease term (in years)	16.67	20.05
Weighted average discount rate	3.84%	3.47%

Cash flows related to operating and finance leases during the year ended December 31, 2025 and 2024 were as follows:

	In Thousands		
	2025	2024	2023
Operating cash flows related to operating leases	$ 541	553	595
Operating cash flows related to finance leases	129	65	71
Financing cash flows related to finance leases	81	34	30

Future undiscounted lease payments for operating leases with initial terms of more than 12 months at December 31, 2025 and 2024 were as follows:

	In Thousands	
	2025	**2024**
Operating Leases		
2026	$ 538	561
2027	515	568
2028	470	570
2029	360	469
2030	170	360
Thereafter	525	695
Total undiscounted lease payments	2,578	3,223
Less: imputed interest	(365)	(473)
Net lease liabilities	$ 2,213	$ 2,750

Future undiscounted lease payments for finance leases with initial terms of more than 12 months at December 31, 2025 and 2024 were as follows:

	In Thousands	
	2025	**2024**
Finance Leases		
2026	$ 302	$ 128
2027	309	186
2028	317	191
2029	325	196
2030	333	201
Thereafter	4,052	3,424
Total undiscounted lease payments	5,638	4,326
Less: imputed interest	(1,479)	(1,250)
Net lease liabilities	$ 4,159	$ 3,076

(8) _Mortgage Servicing Rights_

The Company sells residential mortgage loans in the secondary market and at times retains the rights to service the loans. Mortgage loans serviced for others are not reported as assets. Mortgage servicing rights are recognized on the balance sheet within other assets. The principal balances of mortgage loans being serviced by the Bank as of December 31, 2025 and December 31, 2024 are as follows:

	In Thousands	
	December 31, 2025	December 31, 2024
Mortgage loan portfolios serviced for:		
FHLMC	$ 149,916	114,771

For the years ended December 31, 2025 and 2024, the change in carrying value of the Company's mortgage servicing rights accounted for under the amortization method was as follows:

	In Thousands	
	December 31, 2025	December 31, 2024
Balance at beginning of period	$ 1,139	1,083
Servicing rights retained from loans sold	599	399
Amortization	(337)	(343)
Valuation Allowance Provision	—	—
Balance at end of period	$ 1,401	1,139
Fair value, end of period	$ 1,686	1,654

The key data and assumptions used in estimating the fair value of the Company's mortgage servicing rights as of December 31, 2025 and 2024 were as follows:

	December 31, 2025	December 31, 2024
Prepayment speed	12.44%	8.08%
Weighted-average life (in years)	6.56	8.42
Weighted-average note rate	5.50%	5.11%
Weighted-average discount rate	9.50%	9.00%

(9) _Deposits_

Deposits at December 31, 2025 and 2024 are summarized as follows:

	In Thousands	
	2025	2024
Demand deposits	$ 413,612	383,168
Savings accounts	465,709	343,894
Negotiable order of withdrawal accounts	956,161	968,198
Money market demand accounts	1,510,048	1,325,713
Certificates of deposit $250,000 or greater	743,385	772,678
Other certificates of deposit	1,070,517	954,124
Individual retirement accounts $250,000 or greater	14,204	15,543
Other individual retirement accounts	70,620	66,716
Total	$ 5,244,256	4,830,034

Time deposits that meet or exceed the FDIC Insurance limit of $250,000 at December 31, 2025 and 2024 were $757,589,000 and $788,221,000, respectively.

Principal maturities of certificates of deposit and individual retirement accounts at December 31, 2025 are as follows:

Maturity		*(In Thousands)* **Total**
2026	$	1,442,526
2027		266,412
2028		183,168
2029		5,637
2030		982
Thereafter		1
	$	1,898,726

The aggregate amount of overdrafts reclassified as loans receivable was $1,141,000 and $1,147,000 at December 31, 2025 and 2024, respectively. The aggregate balances of related party deposits at December 31, 2025 and 2024 were $13,994,000 and $14,668,000, respectively. The Company has a concentration of deposit accounts with public bodies, such as state or local municipalities. The aggregate balance of these public fund deposits at December 31, 2025 and 2024 were $656,331,000 and $622,428,000, respectively, which represented 12.5% and 12.9% of total deposits, respectively.

As of December 31, 2025 and 2024, Wilson Bank was not required to maintain a cash balance with the Federal Reserve.

(10) _Non-Interest Income and Non-Interest Expense_

The significant components of non-interest income and non-interest expense for the years ended December 31, 2025, 2024 and 2023 are presented below:

		In Thousands		
		2025	**2024**	**2023**
Non-interest income:				
Service charges on deposits	$	8,868	8,198	7,890
Brokerage income		10,015	8,562	7,184
Debit and credit card interchange income, net		8,326	8,627	8,490
Other fees and commissions		1,651	1,590	1,408
BOLI and annuity earnings		2,257	1,817	1,667
Loss on sale of securities, net		(2,515)	(2,742)	(1,009)
Fees and gains on sales of mortgage loans		2,336	3,068	2,635
Mortgage servicing income (loss), net		312	(1)	9
Gain (loss) on sale of fixed assets, net		(131)	(303)	(55)
Gain (loss) on sale of other assets, net		(2)	(8)	(10)
Loss on sale of investment in joint venture		(4)	—	—
Other income (loss)		157	146	80
	$	31,270	28,954	28,289

		In Thousands	
	2025	2024	2023
Non-interest expense:			
Employee salaries and benefits	$ 73,459	67,342	59,501
Equity-based compensation	1,755	1,567	1,528
Occupancy expenses	6,425	5,733	6,532
Furniture and equipment expenses	2,885	3,038	3,225
Data processing expenses	11,954	9,477	8,797
Advertising & public relations expenses	4,812	3,512	3,714
Accounting, legal & consulting expenses	2,177	1,550	1,789
FDIC insurance	3,656	3,129	3,120
Directors' fees	780	816	713
Other operating expenses	14,936	12,257	12,032
	$ 122,839	108,421	100,951

(11) Income Taxes

Deferred tax assets and liabilities at December 31, 2025 and 2024 were due to the following:

	In Thousands	
	2025	2024
Deferred tax assets:		
Financial statement allowance for credit losses in excess of tax allowance	$ 14,281	12,752
Financial statement deduction for deferred compensation in excess of deduction for tax purposes	1,716	1,607
Financial statement off-balance sheet exposure allowance for credit losses in excess of tax allowance	611	667
Unrealized loss on securities available-for-sale	19,519	31,217
Equity based compensation	1,517	1,526
Fair value hedge deferred gain	447	677
Other, net	419	355
	38,510	48,801
Deferred tax liabilities:		
Financial statement income on FHLB stock dividends not recognized for tax purposes	327	327
Excess of depreciation deducted for tax purposes over the amounts deducted in the financial statements	3,014	2,093
Other, net	408	333
	3,749	2,753
Valuation allowance	—	—
Net deferred tax asset	$ 34,761	46,048

No valuation allowance for deferred tax assets was recorded at December 31, 2025 and 2024 as management believes it is more likely than not that all of the deferred tax assets will be realized against deferred tax liabilities and projected future taxable income.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2025, 2024 and 2023 is as follows:

| | In Thousands | | | | | |
	2025		2024		2023	
Balance at January 1	$	—	$	—	$	—
Additions based on tax positions related to the current year		—		—		—
Additions for tax positions of prior years		—		—		—
Reductions for tax positions of prior years		—		—		—
Reductions due to lapse of statute of limitations		—		—		—
Foreign currency translation and other		—		—		—
Settlements		—		—		—
Balance at December 31	$	—	$	—	$	—

There were no unrecognized tax benefits for the years ended December 31, 2025, 2024 and 2023.

The components of income tax expense (benefit) at December 31, 2025, 2024 and 2023 are summarized as follows:

| | In Thousands | | |
	Federal	State	Total
2025			
Current	$ 19,637	2,127	21,764
Deferred	(225)	(186)	(411)
Total	$ 19,412	1,941	21,353
2024			
Current	$ 14,919	2,208	17,127
Deferred	(386)	(165)	(551)
Total	$ 14,533	2,043	16,576
2023			
Current	$ 14,023	1,945	15,968
Deferred	(1,458)	(571)	(2,029)
Total	$ 12,565	1,374	13,939

A reconciliation of actual income tax expense of $21,353,000 for the year ended December 31, 2025 to the "expected" tax expense (computed by applying the Federal statutory rate of 21% for 2025 to earnings before income taxes) is as follows:

| | In Thousands | |
| | 2025 | |
	Amount	Percent
Federal statutory income tax	$ 20,388	21.0%
Effect of:		
State income taxes, net of Federal income tax benefit	1,582	1.6
Tax exempt interest, net of interest expense exclusion	(307)	(0.3)
Earnings on cash surrender value of life insurance	(443)	(0.5)
Expenses not deductible for tax purposes	212	0.2
Equity based compensation	(58)	(0.1)
Other	(21)	0.0
Total	$ 21,353	22.0%

State taxes in Tennessee made up the entirety of the tax effect in this category.

The effective tax rate differs from the U.S. federal statutory rate primarily due to investments in bank qualified municipal securities, participation in the Tennessee Community Investment Tax Credit program, and tax benefits associated with share-based compensation and bank-owned life insurance, offset in part by the limitation on deductibility of meals and entertainment expense and non-deductible executive compensation.

A reconciliation of actual income tax expense of $16,576,000 and $13,939,000 for the years ended December 31, 2024 and 2023, respectively, to the "expected" tax expense (computed by applying the Federal statutory rate of 21% for 2024 and 2023 to earnings before income taxes) is as follows:

		In Thousands	
		2024	**2023**
Federal statutory income tax	$	15,352	13,204
Effect of:			
State income taxes, net of Federal income tax benefit		1,659	1,120
Tax exempt interest, net of interest expense exclusion		(180)	(190)
Earnings on cash surrender value of life insurance		(376)	(344)
Expenses not deductible for tax purposes		79	74
Equity based compensation		(23)	(46)
Other		65	121
Total	$	16,576	13,939

Total income tax expense (benefit) for 2025, 2024 and 2023, includes $(657,000), $(717,000) and $(264,000) of expense (benefit) related to the realized gain and loss on sale of securities, respectively.

As of December 31, 2025, 2024 and 2023 the Company has not accrued or recognized interest or penalties related to uncertain tax positions. It is the Company's policy to recognize interest and/or penalties related to income tax matters in income tax expense.

The Company and Wilson Bank file income tax returns in the United States ("U.S."), as well as in the State of Tennessee. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2022.

(12) _Commitments and Contingent Liabilities_

From time to time the Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims as of December 31, 2025 will not be material to the Company's consolidated financial position.

At December 31, 2025 and 2024, respectively, the Company had lines of credit with other correspondent banks totaling $95,664,000 and $95,386,000. At December 31, 2025 and 2024, respectively, there was no balance outstanding under these lines of credit.

The Company also has a Cash Management Advance ("CMA") Line of Credit agreement. The CMA is a component of the Company's Blanket Agreement for advances with the FHLB of Cincinnati. The purpose of the CMA is to assist with short-term liquidity management. Under the terms of the CMA, the Company may borrow a maximum of $23,875,000, selecting a variable rate of interest for up to 90 days or a fixed rate for a maximum of 30 days. There were no borrowings outstanding under the CMA at December 31, 2025 or December 31, 2024.

On May 16, 2025 Moody's Investors Services downgraded its long-term issuer credit rating on the United States to Aa1 from Aaa primarily over concerns of the increased Federal debt, continuing deficits, the resulting increase in interest costs and the potential inability of the government to respond to future economic events. The downgrade could potentially lead to higher interest rates which would likely impact financial market stability and volatility. Management will continue to evaluate the impact of the change in the rating and incorporate the information into its current risk management and financial analysis.

In July 2025, the Bank opened a loan production office in Nolensville, Tennessee in a leased location. The costs associated with the expansion, including lease expenses were not significant.

(13) _Financial Instruments with Off-Balance-Sheet Risk_

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	In Thousands	
	Contract or Notional Amount	
	2025	**2024**
Financial instruments whose contract amounts represent credit risk:		
Unused commitments to extend credit	$ 1,202,566	1,172,339
Standby letters of credit	150,374	128,728
Total	$ 1,352,940	1,301,067

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral normally consists of real property.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most guarantees extend from one to two years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The fair value of standby letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the likelihood of the counterparties drawing on such financial instruments and the present creditworthiness of such counterparties. Such commitments have been made on terms which are competitive in the markets in which the Company operates; thus, the fair value of standby letters of credit equals the carrying value for the purposes of this disclosure. The maximum potential amount of future payments that the Company could be required to make under the guarantees totaled $150,374,000 at December 31, 2025.

Allowance For Credit Losses - Off-Balance-Sheet Credit Exposures. The allowance for credit losses on off-balance-sheet credit exposures is a liability account, calculated in accordance with ASC 326, representing expected credit losses over the contractual period for which we are exposed to credit risk resulting from a contractual obligation to extend credit. No allowance is recognized if we have the unconditional right to cancel the obligation. Off-balance-sheet credit exposures primarily consist of amounts available under outstanding lines of credit and letters of credit detailed in the table above. For the period of exposure, the estimate of expected credit losses considers both the likelihood that funding will occur and the amount expected to be funded over the estimated remaining life of the commitment or other off-balance-sheet exposure. The likelihood and expected amount of funding are based on historical utilization rates. The amount of the allowance represents management's best estimate of expected credit losses on commitments expected to be funded over the contractual life of the commitment.

Estimating credit losses on amounts expected to be funded uses the same methodology as described for loans in Note 2 - Loans and Allowance for Credit Losses as if such commitments were funded.

Off-balance-sheet credit exposures are recognized on the balance sheet within accrued interest and other liabilities. The following table details activity in the allowance for credit losses on off-balance-sheet credit exposures for the years ended December 31, 2025, 2024 and 2023.

		(In Thousands)	
	2025	**2024**	**2023**
Beginning balance, January 1	$ 2,555	3,147	6,136
Credit loss expense (benefit)	(215)	(592)	(2,989)
Ending balance, December 31,	$ 2,340	2,555	3,147

The Bank originates residential mortgage loans, sells them to third-party purchasers, and may or may not retain the servicing rights. These loans are originated internally and are primarily to borrowers in the Company's geographic market footprint. These sales are typically to investors that follow guidelines of conventional government sponsored entities ("GSE") and the Department of Housing and Urban Development/U.S. Department of Veterans Affairs ("HUD/VA"). Generally, loans held for sale are underwritten by the Company, including HUD/VA loans. The Bank participates in a mandatory delivery program that requires the Bank to deliver a particular volume of mortgage loans by agreed upon dates. A majority of the Bank's secondary mortgage volume is delivered to the secondary market via mandatory delivery with the remainder done on a best efforts basis. The Bank does not realize any exposure delivery penalties as the mortgage department only bids loans post-closing to ensure that 100% of the loans are deliverable to the investors.

Each purchaser has specific guidelines and criteria for sellers of loans, and the risk of credit loss with regard to the principal amount of the loans sold is generally transferred to the purchasers upon sale. While the loans are sold without recourse, the purchase agreements require the Bank to make certain representations and warranties regarding the existence and sufficiency of file documentation and the absence of fraud by borrowers or other third parties such as appraisers in connection with obtaining the loan. If it is determined that the loans sold were in breach of these representations or warranties or the loan had an early payoff or payment default, the Bank has obligations to either repurchase the loan for the unpaid principal balance and related investor fees or make the purchaser whole for the economic benefits of the loan.

To date, repurchase activity pursuant to the terms of these representations and warranties or due to early payoffs or payment defaults has been insignificant and has only resulted in insignificant losses to the Company.

Based on information currently available, management believes that the Bank does not have significant exposure to contingent losses that may arise relating to the representations and warranties that it has made in connection with its mortgage loan sales or for early payoffs or payment defaults of such mortgage loans.

(14) Concentration of Credit Risk

Practically all of the Company's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Company's market area, which is primarily located in Middle Tennessee. Practically all such customers are depositors of Wilson Bank. The concentrations of credit by type of loan are set forth in Note 2 - Loans and Allowance for Credit Losses.

Interest bearing deposits totaling $99,138,000 were deposited with six commercial banks at December 31, 2025. In addition, the Bank has funds deposited with the FHLB of Cincinnati in the amount of $813,000. Funds deposited with the FHLB of Cincinnati are not insured by the FDIC.

Federal funds sold in the amount of $9,792,000 were deposited with one commercial bank at December 31, 2025.

(15) Employee Benefit Plan

Wilson Bank has in effect a 401(k) plan (the "401(k) Plan") which covers eligible employees. To be eligible an employee must have obtained the age of 18. The provisions of the 401(k) Plan provide for both employee and employer contributions. For the years ended December 31, 2025, 2024 and 2023, Wilson Bank contributed $4,388,000, $4,073,000, and $3,662,000, respectively, to the 401(k) Plan.

(16) _Dividend Reinvestment Plan_

Under the terms of the Company's dividend reinvestment plan (the "DRIP") holders of common stock may elect to automatically reinvest cash dividends paid by the Company in additional shares of the Company's common stock. The Company may elect to sell original issue shares or to purchase shares in the open market for the account of participants in the DRIP. Original issue shares of 243,363 in 2025, 203,489 in 2024 and 189,471 in 2023 were sold to participants under the terms of the DRIP.

(17) _Regulatory Matters and Restrictions on Dividends_

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes as of December 31, 2025, the Bank and the Company met all capital adequacy requirements to which they were subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If an institution is classified as adequately capitalized or lower, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is growth and expansion, and capital restoration plans are required. As of December 31, 2025 and 2024, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and Wilson Bank's actual capital amounts and ratios as of December 31, 2025 and 2024 are presented in the following tables. The capital conservation buffer of 2.5% is not included in the required minimum ratios of the tables presented below.

	Actual		Minimum Capital Adequacy		For Classification as Well Capitalized [1] [2]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
December 31, 2025						
Total capital to risk weighted assets:						
Consolidated	$ 685,448	15.6%	$ 350,970	8.0%	$ 438,712	10.0%
Wilson Bank	682,240	15.6	350,834	8.0	438,542	10.0
Tier 1 capital to risk weighted assets:						
Consolidated	630,578	14.4	263,227	6.0	263,227	6.0
Wilson Bank	627,391	14.3	263,125	6.0	350,833	8.0
Common equity Tier 1 capital to risk weighted assets:						
Consolidated	630,578	14.4	197,420	4.5	N/A	N/A
Wilson Bank	627,391	14.3	197,344	4.5	285,052	6.5
Tier 1 capital to average assets:						
Consolidated	630,578	10.6	237,557	4.0	N/A	N/A
Wilson Bank	627,391	10.6	237,470	4.0	296,838	5.0

	Actual		Minimum Capital Adequacy		For Classification as Well Capitalized [1] [2]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
December 31, 2024						
Total capital to risk weighted assets:						
Consolidated	$ 615,180	14.5%	$ 338,916	8.0%	$ 423,646	10.0%
Wilson Bank	609,568	14.4	338,788	8.0	423,485	10.0
Tier 1 capital to risk weighted assets:						
Consolidated	563,128	13.3	254,188	6.0	254,188	6.0
Wilson Bank	557,516	13.2	254,090	6.0	338,787	8.0
Common equity Tier 1 capital to risk weighted assets:						
Consolidated	562,925	13.3	190,641	4.5	N/A	N/A
Wilson Bank	557,313	13.2	190,568	4.5	275,264	6.5
Tier 1 capital to average assets:						
Consolidated	563,128	10.4	216,949	4.0	N/A	N/A
Wilson Bank	557,516	10.3	216,873	4.0	271,092	5.0

(1) Ratios for Wilson Bank are those under applicable FDIC regulations for prompt corrective action.

(2) Well-capitalized minimum Common equity Tier 1 capital to risk weighted assets and Tier 1 capital to average assets ratios are not formally defined under applicable regulations for bank holding companies.

Dividend Restrictions

The Company and the Bank are subject to dividend restrictions set forth by the Tennessee Department of Financial Institutions and federal banking agencies, as applicable. Generally, the board of directors may not declare dividends in excess of current year earnings plus the retained net income of the preceding two years without prior approval of the commissioner of the Tennessee Department of Financial Institutions. Additional restrictions may be imposed by the Tennessee Department of Financial Institutions and federal banking agencies under the powers granted to them by law.

(18) *Salary Deferral Plans*

The Company provides some of its officers non-qualified pension benefits through an Executive Salary Continuation Plan ("the Plan") and Supplemental Executive Retirement Plan (SERP) Agreements ("SERP Agreements"). The Plan and SERP Agreements were established by the Board of Directors to reward executive management for past performance and to provide additional incentive to retain the service of executive management. The Plan and SERP Agreements generally provide current and former executives party thereto with benefits of a portion of their salary beginning at retirement through life. As a result, the Company has accrued a liability for future obligations under the Plan and SERP Agreements. At December 31, 2025 and 2024, the liability related to the Plan totaled $1,276,000 and $1,362,000, respectively. At December 31, 2025 and 2024 the liability related to the SERP Agreements totaled $5,290,000 and $4,785,000, respectively. The expense incurred for these plans totaled $997,000, $1,008,000 and $547,000 for the year ended December 31, 2025, 2024 and 2023, respectively.

The Company has purchased life insurance policies to provide the benefits related to the Plan, which at December 31, 2025 and 2024 had an aggregate cash surrender value of $7,640,000 and $7,156,000, respectively, and an aggregate face value of insurance policies in force of $18,152,000 and $17,376,000 respectively. The life insurance policies remain the sole property of the Company and are payable to the Company.

The Company has also purchased bank owned life insurance policies on some of its current and former officers. The insurance policies remain the sole property of the Company and are payable to the Company. The cash surrender value of the life insurance contracts totaled $61,708,000 and $54,792,000 and the face amount of the insurance policies in force approximated $134,231,000 and $122,630,000 at December 31, 2025 and 2024, respectively.

The Company has also purchased Flexible Premium Indexed Deferred Annuity Contracts ("Annuity Contracts") to fund a portion of the benefits related to the SERP Agreements. The Annuity Contracts remain the sole property of the Company and are payable to the Company. Included in other assets at December 31, 2025 and 2024 are the Annuity Contracts with an aggregate value of $29,958,000 and $23,446,000, respectively.

(19) _Equity Incentive Plan_

In April 2009, the Company's shareholders approved the Wilson Bank Holding Company 2009 Stock Option Plan (the "2009 Stock Option Plan"). The 2009 Stock Option Plan was effective as of April 14, 2009. Under the 2009 Stock Option Plan, awards could be in the form of options to acquire common stock of the Company. Subject to adjustment as provided by the terms of the 2009 Stock Option Plan, the maximum number of shares of common stock with respect to which awards could be granted under the 2009 Stock Option Plan was 100,000 shares. The 2009 Stock Option Plan terminated on April 13, 2019, and no additional awards may be issued under the 2009 Stock Option Plan. The awards granted under the 2009 Stock Option Plan prior to the Plan's expiration will remain outstanding until exercised or otherwise terminated. As of December 31, 2025, the Company had outstanding 100 options under the 2009 Stock Option Plan with a weighted average exercise price of $37.61.

During the second quarter of 2016, the Company's shareholders approved the Wilson Bank Holding Company 2016 Equity Incentive Plan, which authorized awards of up to 750,000 shares of common stock. The 2016 Equity Incentive Plan was approved by the Board of Directors and effective as of January 25, 2016 and approved by the Company's shareholders on April 12, 2016. On September 26, 2016, the Board of Directors approved an amendment and restatement of the 2016 Equity Incentive Plan (as amended and restated the "2016 Equity Incentive Plan") to make clear that directors who are not also employees of the Company may be awarded stock appreciation rights. The 2016 Equity Incentive Plan terminated on April 24, 2025, and no additional awards may be granted under the 2016 Equity Incentive Plan. As of December 31, 2025, the Company had outstanding 156,344 stock options with a weighted average exercise price of $58.61, 131,656 cash-settled stock appreciation rights with a weighted average exercise price of $57.02, and 18,606 restricted share unit awards under the 2016 Equity Incentive Plan. There were no restricted share awards or performance share unit awards outstanding under the 2016 Equity Incentive Plan at December 31, 2025.

On April 24, 2025, the Company's shareholders approved the Wilson Bank Holding Company 2025 Equity Incentive Plan (the "2025 Equity Incentive Plan"), which has initially authorized awards of up to 675,000 shares of Common Stock including 508,388 newly reserved shares and 166,612 shares of Common Stock initially reserved for issuance under the Company's 2016 Equity Incentive Plan that remained available for issuance under the 2016 Equity Incentive Plan as of April 24, 2025. The 2025 Equity Incentive Plan was approved by the Board of Directors on February 28, 2025 and on April 24, 2025 it was approved by the Company's shareholders and became effective as of such date. In addition to the 675,000 shares reserved for issuance under the 2025 Equity Incentive Plan, if any of the awards under the 2016 Equity Incentive Plan that were outstanding as of February 28, 2025 after that date terminate, expire unexercised, are settled for cash, forfeited or cancelled without delivery of shares of the Company's Common Stock under the terms of the 2016 Equity Incentive Plan, the Company may issue awards with respect to those awards under the 2025 Equity Incentive Plan. Except for certain limitations, awards can be in the form of stock options (both incentive stock options and non-qualified stock options), stock appreciation rights, restricted shares and restricted share units, performance awards and other stock-based awards. As of December 31, 2025, the Company had 625,012 shares remaining available for issuance under the 2025 Equity Incentive Plan. As of December 31, 2025, the Company had outstanding 22,666 options with a weighted average exercise price of $77.84, 7,000 cash-settled stock appreciation rights with a weighted average exercise price of $76.30, and 21,933 restricted share unit awards, in each case under the 2025 Equity Incentive Plan.

Stock Options and Stock Appreciation Rights

As of December 31, 2025, the Company had outstanding 179,110 stock options with a weighted average exercise price of $61.03 and 131,656 cash-settled stock appreciation rights with a weighted average exercise price of $57.02. Included in other liabilities at December 31, 2025 and 2024 were $3,694,000 and $3,521,000 in accrued cash-settled stock appreciation rights, respectively.

The weighted average fair value per share at the grant date of options granted during the years 2025, 2024 and 2023 was $24.99, $22.87 and $24.76, respectively. The total intrinsic value of options exercised during the years 2025, 2024 and 2023 was $878,000, $462,000 and $682,000 respectively.

The weighted average fair value per share at the grant date of cash-settled SARs granted during the years 2025, 2024 and 2023 was $24.84, $22.87 and $0.00, respectively. The total intrinsic value of cash-settled SARs exercised during the years 2025, 2024 and 2023 was $495,000, $215,000 and $277,000 respectively.

The fair value of each stock option and cash-settled SAR grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2025, 2024 and 2023:

	2025	2024	2023
Expected dividends	2.46%	2.41%	2.38%
Expected term (in years)	6.69	6.93	8.25
Expected stock price volatility	35%	33%	38%
Risk-free rate	3.97%	4.30%	3.54%

The expected stock price volatility is based on historical volatility adjusted for consideration of other relevant factors. The risk-free interest rates for periods within the contractual life of the awards are based on the U.S. Treasury yield curve in effect at the time of the grant. The dividend yield and forfeiture rate assumptions are based on the Company's history and expectation of dividend payouts and forfeitures.

A summary of the stock option activity for 2025 is as follows:

	2025	
	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	193,395	$ 57.66
Granted	22,666	77.84
Exercised	(36,134)	53.84
Forfeited or expired	(817)	46.13
Outstanding at end of year	179,110	$ 61.03
Options exercisable at year end	114,963	$ 56.75

A summary of the cash-settled SAR activity for 2025 is as follows:

	2025	
	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	142,785	$ 55.03
Granted	7,000	76.30
Exercised	(17,529)	48.30
Forfeited or expired	(600)	64.40
Outstanding at end of year	131,656	$ 57.02
Cash-settled SARs exercisable at year end	101,336	$ 54.21

The following table summarizes information about outstanding and exercisable stock options at December 31, 2025:

Range of Exercise Prices	Options Outstanding			Options Exercisable		
	Number Outstanding at 12/31/25	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In Years)	Number Exercisable at 12/31/25	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In Years)
$37.61 - $58.75	48,860	$ 47.57	2.56	46,501	$ 47.05	2.44
$59.80 - $79.00	130,250	$ 66.08	6.52	68,462	$ 63.34	5.64
	179,110			114,963		
Aggregate intrinsic value (in thousands)	$ 3,478			$ 2,724		

As of December 31, 2025, there was $1,075,000 of total unrecognized cost related to non-vested stock options granted under the Company's equity incentive plans. The cost is expected to be recognized over a weighted-average period of 2.67 years.

The following table summarizes information about outstanding and exercisable cash-settled SARs at December 31, 2025:

Range of Exercise Prices	Cash-Settled SARs Outstanding			Cash-Settled SARs Exercisable		
	Number Outstanding at 12/31/25	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In Years)	Number Exercisable at 12/31/25	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In Years)
$37.61 - $58.75	48,781	$ 44.60	1.81	47,639	$ 44.26	1.73
$59.80 - $79.00	82,875	$ 64.33	6.07	53,697	$ 63.04	5.60
	131,656			101,336		
Aggregate intrinsic value (in thousands)	$ 3,085			$ 2,659		

As of December 31, 2025, there was $614,000 of total unrecognized cost related to non-vested cash-settled SARs granted under the Company's equity incentive plans. The cost is expected to be recognized over a weighted-average period of 1.89 years.

Time-Based Vesting Restricted Share Awards ("RSAs") and Restricted Share Units ("RSUs")

The Company periodically awards time-based restricted share awards and restricted share units to employees of the Bank. Under the terms of the awards, the number of units that will vest and therefore be settled in shares of the Company's common stock will be based on the employee's tenure with the bank over a fixed three or five-year period. Compensation expense for RSAs and RSUs is estimated each period based on the fair value of the Company's common stock at the grant date.

A summary of time-based vesting RSAs activity for the twelve months ended December 31, 2025, 2024 and 2023 is as follows:

	2025		2024		2023	
	Shares	Weighted Average Cost	Shares	Weighted Average Cost	Shares	Weighted Average Cost
Outstanding at beginning of year	153	$ 66.70	301	$ 66.70	1,075	$ 64.03
Granted	—	—	—	—	—	—
Vested	(153)	66.70	(148)	66.70	(774)	62.99
Forfeited	—	—	—	—	—	—
Outstanding at December 31,	—	$ —	153	$ 66.70	301	$ 66.70

A summary of time-based vesting RSUs awards activity for the twelve months ended December 31, 2025, 2024 and 2023 is as follows:

	2025		2024		2023	
	Shares	Weighted Average Cost	Shares	Weighted Average Cost	Shares	Weighted Average Cost
Outstanding at beginning of year	24,482	$ 70.44	14,458	$ 69.00	—	$ —
Granted	22,308	78.72	13,957	71.59	14,833	69.00
Vested	(5,676)	70.38	(2,725)	69.00	—	—
Forfeited	(575)	69.87	(1,208)	69.78	(375)	69.00
Outstanding at December 31,	40,539	$ 75.01	24,482	$ 70.44	14,458	$ 69.00

The restricted share awards and restricted share units vest based on continued service over various time periods. As of December 31, 2025, there was no unrecognized compensation cost related to non-vested restricted share awards. As of December 31, 2025, the fair value of restricted share awards vested totaled $12,000. As of December 31, 2025, there was $2,432,000 of unrecognized compensation cost related to non-vested restricted share units. The cost is expected to be expensed over a weighted-average period of 2.92 years. As of December 31, 2025, the fair value of restricted share units vested totaled $430,000.

Performance-Based Vesting Restricted Stock Units ("PSUs")

The Company periodically awards performance-based restricted stock units to employees of the Bank. Under the terms of the awards, the number of units that will be earned and thereafter settled in shares of the Company's common stock will be based on the employee's performance against certain performance metrics over a fixed three-year performance period. Compensation expense for PSUs is estimated each period based on the fair value of the Company's common stock at the grant date and the most probable outcome of the performance condition, adjusted for the passage of time within the performance period of the awards.

A summary of the PSUs activity for the twelve months ended December 31, 2025, 2024 and 2023 is as follows:

	2025		2024		2023	
	Shares	Weighted Average Cost	Shares	Weighted Average Cost	Shares	Weighted Average Cost
Outstanding at beginning of year	738	$ 67.85	1,107	$ 67.85	—	$ —
Granted	—	—	—	—	1,107	67.85
Vested	(369)	67.85	(369)	67.85	—	—
Forfeited or expired	(369)	67.85	—	—	—	—
Outstanding at December 31,	—	$ —	738	$ 67.85	1,107	$ 67.85

Grant Year	Grant Price	Applicable Performance Period	Period in which units to be settled	PSUs Outstanding
2023	$ 67.85	2023-2025	2024-2026	—

As of December 31, 2025, there was no unrecognized compensation cost related to non-vested performance-based restricted share units. As of December 31, 2025, the fair value of performance based restricted share units vested totaled $28,000.

(20) *Earnings Per Share*

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share for the Company begins with the basic earnings per share and adds the effect of common shares contingently issuable from stock options, restricted share units and performance share units.

The following is a summary of the components comprising basic and diluted earnings per share ("EPS"):

	Years Ended December 31,		
	2025	2024	2023
Basic EPS Computation:			
Numerator – Earnings available to common shareholders	$ 75,699	56,530	48,938
Denominator – Weighted average number of common shares outstanding	12,049,033	11,806,822	11,611,690
Basic earnings per common share	$ 6.28	$ 4.79	4.21
Diluted EPS Computation:			
Numerator – Earnings available to common shareholders	$ 75,699	56,530	48,938
Denominator – Weighted average number of common shares outstanding	12,049,033	11,806,822	11,611,690
Dilutive effect of stock options, RSUs and PSUs	39,442	31,767	29,676
Weighted average diluted common shares outstanding	12,088,475	11,838,589	11,641,366
Diluted earnings per common share	$ 6.26	4.78	4.20

(21) *Derivatives*

Derivatives Designated as Fair Value Hedges

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity and credit risk, primarily by managing the amount, the sources and duration of certain balance sheet assets and liabilities. In the normal course of business, the Company also uses derivative financial instruments to add stability to interest income or expense and to manage its exposure to movements in interest rates. The Company does not use derivatives for trading or speculative purposes and only enters into transactions that have a qualifying hedge relationship. The

Company's hedging strategies involving interest rate derivatives that are classified as either cash flow hedges or fair value hedges, depending upon the rate characteristic of the hedged item.

The Company had previously utilized an interest rate swap designated as a fair value hedge to mitigate the effect of changing interest rates on the fair values of fixed rate loans. The hedging strategy on loans converted the fixed interest rates to variable interest rates tied to the applicable reference rate.

During the fourth quarter of 2023 the Company voluntarily terminated the interest rate swap with a notional amount of $30.0 million, as the market indicated that rates had peaked, further rate increases were unlikely, and the Company's balance sheet could support the market's current demand for fixed rate loans without the interest rate swap. The termination of the fair value hedge resulted in an unrealized gain totaling $3,747,000 which is being reclassified to increase interest income through June 30, 2030, the original term of the swap contract.

The following table presents the net effects of derivative hedging instruments on the Company's consolidated statements of income for the twelve months ended December 31, 2025, 2024 and 2023. The effects are presented as an increase to income before taxes in the relevant caption of the Company's consolidated statements of earnings.

		In Thousands	
	2025	**2024**	**2023**
Location in the Consolidated Statements of Earnings			
Interest income: Interest and fees on loans	$ 877	1,158	271
Net increase to income before taxes	$ 877	1,158	271

The above effects are presented within the change in other assets line in the operating activities section of the Company's consolidated statements of cash flows.

Mortgage Banking Derivatives

Commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of mortgage loans to third party investors are considered derivatives. It is the Company's practice to enter into forward commitments for the future delivery of residential mortgage loans when interest rate lock commitments are entered into in order to economically hedge the effect of changes in interest rates resulting from its commitments to fund the loans. At December 31, 2025 and December 31, 2024, the Company had approximately $4,496,000 and $1,680,000, respectively, of interest rate lock commitments and approximately $5,750,000 and $3,250,000, respectively, of forward commitments for the future delivery of residential mortgage loans. The fair value of these mortgage banking derivatives was reflected by derivative assets of $106,000 and $34,000 and a derivative liability of $17,000 and derivative asset of $27,000, respectively, at December 31, 2025 and December 31, 2024. Changes in the fair values of these mortgage-banking derivatives are included in net gains on sale of loans.

The net gains (losses) relating to free-standing derivative instruments used for risk management is summarized below:

	In Thousands	
	2025	**2024**
Interest rate contracts for customers	$ 72	(31)
Forward contracts related to mortgage loans held for sale and interest rate contracts	(44)	40

The following table reflects the amount and fair value of mortgage banking derivatives included in the consolidated balance sheet as of December 31, 2025 and December 31, 2024:

	In Thousands			
	2025		**2024**	
	Notional Amount	**Fair Value**	**Notional Amount**	**Fair Value**
Included in other assets (liabilities):				
Interest rate contracts for customers	$ 4,496	106	1,680	34
Forward contracts related to mortgage loans held-for-sale	5,750	(17)	3,250	27

(22) _Disclosures About Fair Value of Financial Instruments_

Fair Value of Financial Instruments

FASB ASC 820, _Fair Value Measurements and Disclosures ("ASC 820")_, which defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements. The definition of fair value focuses on the exit price, i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not the entry price, i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date. The statement emphasizes that fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

Valuation Hierarchy

FASB ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets

- Level 2 - inputs to the valuation methodology include all prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 - inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Asset

Securities available-for-sale - Where quoted prices are available for identical securities in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government securities and certain other financial products. If quoted market prices are not available, then fair values are estimated by using pricing models that use observable inputs or quoted prices of securities with similar characteristics and are classified within Level 2 of the valuation hierarchy. In certain cases where there is limited activity or less transparency around inputs to the valuation and more complex pricing models or discounted cash flows are used, securities are classified within Level 3 of the valuation hierarchy. Quarterly, the Company will validate prices supplied by its third party vendor by comparison to prices obtained from third parties.

Hedged loans - The fair value of the Company's hedged loan portfolio is intended to approximate the fair value that a market participant would realize in a hypothetical orderly transaction.

Collateral dependent loans - Collateral dependent loans are measured at the fair value of the collateral securing the loan less estimated selling costs. The fair value of real estate collateral is determined based on real estate appraisals which are generally based on recent sales of comparable properties which are then adjusted for property specific factors. Non-real estate collateral is valued based on various sources, including third party asset valuations and internally determined values based on cost adjusted for depreciation and other judgmentally determined discount factors. Collateral dependent loans are classified within Level 3 of the valuation hierarchy due to the unobservable inputs used in determining their fair value such as collateral values and the borrower's underlying financial condition.

Other real estate owned - Other real estate owned ("OREO") represents real estate foreclosed upon by the Company through loan defaults by customers or acquired in lieu of foreclosure. Upon acquisition, the property is recorded at the lower of cost or fair value, based on appraised value, less selling costs estimated as of the date acquired with any loss recognized as a charge-off through the allowance for credit losses. Additional OREO losses for subsequent valuation downward adjustments are determined on a specific property basis and are included as a component of noninterest expense along with holding costs. Any gains or losses realized at the time of disposal are also reflected in noninterest income. OREO is included in Level 3 of the valuation hierarchy due to the lack of observable market inputs into the determination of fair value. Appraisal values are property-specific and sensitive to the changes in the overall economic environment.

Mortgage loans held for sale - Mortgage loans held for sale are carried at fair value, and are classified within Level 2 of the valuation hierarchy. The fair value of mortgage loans held for sale is determined using quoted prices for similar assets, adjusted for specific attributes of that loan.

Derivative instruments - The fair values of derivatives are based on valuation models using observable market data as of the measurement date (Level 2).

Other investments - Included in other investments are investments recorded at fair value primarily in certain nonpublic investments and funds. The valuation of these nonpublic investments requires management judgment due to the absence of observable quoted market prices, inherent lack of liquidity and the long-term nature of such assets. These investments are valued initially based upon transaction price. The carrying values of other investments are adjusted either upwards or downwards from the transaction price to reflect expected exit values as evidenced by financing and sale transactions with third parties. These investments are included in Level 3 of the valuation hierarchy if the entities and funds are not widely traded and the underlying investments are in privately-held and/or start-up companies for which market values are not readily available.The following tables present the financial instruments carried at fair value as of December 31, 2025 and December 31, 2024, by caption on the consolidated balance sheet and by FASB ASC 820 valuation hierarchy (as described above) (in thousands):

		Measured on a Recurring Basis		
	Total Carrying Value in the Consolidated Balance Sheet	**Quoted Market Prices in an Active Market (Level 1)**	**Models with Significant Observable Market Parameters (Level 2)**	**Models with Significant Unobservable Market Parameters (Level 3)**
December 31, 2025				
Investment securities available-for-sale:				
U.S. Government sponsored enterprises	$ 138,590	—	138,590	—
Mortgage-backed securities	623,298	—	623,298	—
Asset-backed securities	46,780	—	46,780	—
Corporate bonds	4,452	—	4,452	—
State and municipal securities	153,384	—	153,384	—
Total investment securities available-for-sale	966,504	—	966,504	—
Mortgage loans held for sale	2,361	—	2,361	—
Derivative instruments	106	—	106	—
Other investments	2,348	—	—	2,348
Total assets	$ 971,319	—	968,971	2,348
Derivative instruments	$ 17	—	17	—
Total liabilities	$ 17	—	17	—

	Measured on a Recurring Basis			
	Total Carrying Value in the Consolidated Balance Sheet	**Quoted Market Prices in an Active Market (Level 1)**	**Models with Significant Observable Market Parameters (Level 2)**	**Models with Significant Unobservable Market Parameters (Level 3)**
December 31, 2024				
Investment securities available-for-sale:				
U.S. Treasury and other U.S. government agencies	$ 4,538	4,538	—	—
U.S. Government sponsored enterprises	161,973	—	161,973	—
Mortgage-backed securities	454,196	—	454,196	—
Asset-backed securities	50,817	—	50,817	—
Corporate bonds	2,396	—	2,396	—
State and municipal securities	153,973	—	153,973	—
Total investment securities available-for-sale	827,893	4,538	823,355	—
Mortgage loans held for sale	2,529	—	2,529	—
Derivative instruments	61	—	61	—
Other investments	2,191	—	—	2,191
Total assets	$ 832,674	4,538	825,945	2,191
Derivative instruments	$ —	—	—	—
Total liabilities	$ —	—	—	—

	Measured on a Non-Recurring Basis			
	Total Carrying Value in the Consolidated Balance Sheet	**Quoted Market Prices in an Active Market (Level 1)**	**Models with Significant Observable Market Parameters (Level 2)**	**Models with Significant Unobservable Market Parameters (Level 3)**
December 31, 2025				
Other real estate owned	$ 515	—	—	515
Collateral dependent loans [1]	21,581	—	—	21,581
Total	$ 22,096	—	—	22,096
December 31, 2024				
Other real estate owned	$ —	—	—	—
Collateral dependent loans [1]	37,045	—	—	37,045
Total	$ 37,045	—	—	37,045

(1) *The carrying value of collateral dependent loans at December 31, 2025 and December 31, 2024 is net of a valuation allowance of $532,000 and $408,000, respectively.*

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has utilized Level 3 inputs to determine fair value at December 31, 2025 and 2024:

	Valuation Techniques [1]	Significant Unobservable Inputs	Range (Weighted Average)
Collateral dependent loans	Appraisal	Estimated costs to sell	10%
Other real estate owned	Appraisal	Estimated costs to sell	10%

(1) *The fair value is generally determined through independent appraisals of the underlying collateral, which may include Level 3 inputs that are not identifiable, or by using the discounted cash flow method if the loan is not collateral dependent.*

In the case of its investment securities portfolio, the Company monitors the valuation technique utilized by various pricing agencies to ascertain when transfers between levels have been affected. The nature of the remaining assets and liabilities is such that transfers in and out of any level are expected to be rare. For the twelve months ended December 31, 2025, there were no transfers between Levels 1, 2 or 3.

The table below includes a rollforward of the balance sheet amounts for the year ended December 31, 2025 and 2024 (including the change in fair value) for financial instruments classified by the Company within Level 3 of the valuation hierarchy for assets and liabilities measured at fair value on a recurring basis. When a determination is made to classify a financial instrument within Level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement. However, since Level 3 financial instruments typically include, in addition to the unobservable or Level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources), the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology (in thousands):

	For the Year Ended December 31,	
	2025	**2024**
	Other Assets	**Other Assets**
Fair value, January 1	$ 2,191	$ 2,045
Total realized gains included in income	157	146
Change in unrealized gains/losses included in other comprehensive earnings for assets and liabilities still held at December 31	—	—
Purchases, issuances and settlements, net	—	—
Transfers out of Level 3	—	—
Fair value, December 31	$ 2,348	$ 2,191
Total realized gains included in income related to financial assets and liabilities still on the consolidated balance sheet at December 31	$ 157	$ 146

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments that are not measured at fair value. In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flow models. Those models are significantly affected by the assumptions used, including the discount rates, estimates of future cash flows and borrower creditworthiness. The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2025 and December 31, 2024. Such amounts have not been revalued for purposes of these consolidated financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Cash and cash equivalents - The carrying amounts of cash and short-term instruments approximate fair values and are classified as Level 1.

Loans - The fair value of the Company's loan portfolio includes a credit risk factor in the determination of the fair value of its loans. This credit risk assumption is intended to approximate the fair value that a market participant would realize in a hypothetical orderly transaction. The Company's loan portfolio is initially fair valued using a segmented approach. The Company divides its loan portfolio into the following categories: variable rate loans, collateral dependent loans and all other loans. The results are then adjusted to account for credit risk.

For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values approximate carrying values. Fair values for collateral dependent loans are estimated using discounted cash flow models or based on the fair value of the underlying collateral. For other loans, fair values are estimated using discounted cash flow models, using current market interest rates offered for loans with similar terms to borrowers of similar credit quality. The values derived from the discounted cash flow approach for each of the above portfolios are then further discounted to incorporate credit risk to determine the exit price.

Mortgage servicing rights - The fair value of servicing rights is based on the present value of estimated future cash flows of mortgages sold, stratified by rate and maturity date. Assumptions that are incorporated in the valuation of servicing rights include assumptions about prepayment speeds on mortgages and the cost to service loans.

Deposits and Federal Home Loan Bank advances - Fair values for deposits and Federal Home Loan Bank advances are estimated using discounted cash flow models, using current market interest rates offered on deposits with similar remaining maturities.

Off-balance sheet instruments - The fair values of the Company's off-balance-sheet financial instruments are based on fees charged to enter into similar agreements. However, commitments to extend credit do not represent a significant value to the Company until such commitments are funded.

The following table presents the carrying amounts, estimated fair value and placement in the fair value hierarchy of the Company's financial instruments at December 31, 2025 and December 31, 2024. This table excludes financial instruments for which the carrying amount approximates fair value. For short-term financial assets such as cash and cash equivalents, the carrying amount is a reasonable estimate of fair value due to the relatively short time between the origination of the instrument and its expected realization.

(in Thousands)	Carrying/Notional Amount	Estimated Fair Value [1]	Quoted Market Prices in an Active Market (Level 1)	Models with Significant Observable Market Parameters (Level 2)	Models with Significant Unobservable Market Parameters (Level 3)
December 31, 2025					
Financial assets:					
Cash and cash equivalents	$ 367,353	367,353	367,353	—	—
Loans, net	4,296,095	4,273,223	—	—	4,273,223
Mortgage servicing rights	1,401	1,686	—	1,686	—
Financial liabilities:					
Deposits	5,244,256	4,674,040	—	—	4,674,040
December 31, 2024					
Financial assets:					
Cash and cash equivalents	$ 247,589	247,589	247,589	—	—
Loans, net	4,042,392	3,986,187	—	—	3,986,187
Mortgage servicing rights	1,139	1,654	—	1,654	—
Financial liabilities:					
Deposits	4,830,034	4,253,072	—	—	4,253,072

(1)   Estimated fair values are consistent with an exit-price concept. The assumptions used to estimate the fair values are intended to approximate those that a market participant would realize in a hypothetical orderly transaction.

(23) *Branch Acquisition*

Effective April 25, 2025, the Bank consummated its acquisition of certain assets and assumption of certain liabilities related to a branch office of another bank in Cookeville, Tennessee. As part of the acquisition, the Bank acquired approximately $14.1 million in loans and assumed approximately $25.3 million in deposits. The credit and interest rate marks related to the loans and deposits were not significant. The Company recorded approximately $1.1 million in goodwill and $429,000 in core deposit intangibles in connection with the transaction. The core deposit intangible will be amortized over 10 years ranging from $35,000 to $49,000 per year and is included in other assets in the Company's consolidated financial statements. At December 31, 2025, the balance of the core deposit intangible was $395,000, as detailed in Note 6 Goodwill and Intangible Assets. The acquisition did not qualify as significant under the SEC's regulations.

(24) _Segment Information_

Wilson Bank & Trust is a full-service bank operating throughout middle Tennessee which conducts business as a single operating segment, banking. The Bank offers a wide range of banking services, including checking, savings and money market deposit accounts, certificates of deposit, loans for consumer, commercial and real estate purposes, and investment advisory services through a third-party registered broker-dealer investment adviser. Management views the product offerings as an integrated banking service which is the basis for identifying the single banking segment. Substantially all revenues are derived from the Company's geographical area identified in paragraph (b) Note 1, Summary of Significant Accounting Policies. The accounting policies of the banking segment are the same as those described in Note 1.

The Company's Chief Operating Decision Maker ("CODM") is made up of the Chief Executive Officer, Chief Financial Officer, President, Chief Administration Officer, Chief Lending Officer, Chief Credit Officer, Chief Risk Officer, Chief Operating Officer, Chief Experience Officer, Chief Human Resources Officer, and Chief Information Officer. The key measure of banking segment profit or loss that the CODM uses to allocate resources and assess performance is the Company's consolidated net earnings, as reported on the Company's Consolidated Statements of Earnings. The measure of banking segment assets is reported on the Company's Consolidated Balance Sheets as total assets.

The CODM uses consolidated net earnings to evaluate income generated from banking segment assets (return on assets) in deciding whether to reinvest profits into the operations or into other parts of the entity, such as to pay dividends.

Net income is used to monitor budgeted versus actual results. The monitoring of budgeted versus actual results is used in assessing performance of the banking segment.

All expense categories on the Consolidated Statements of Earnings are significant and there are no other significant segment expenses that would require disclosure. Assets provided to the CODM are consistent with those reported on the Consolidated Balance Sheets with particular emphasis on the Company's available liquidity, including its cash and due from banks, federal funds sold, and interest-bearing deposits, capital and regulatory capital requirements.

There are no intra-entity sales or transfers and no significant expense categories regularly provided to the CODM beyond those disclosed in the Consolidated Statements of Earnings. The CODM manages the business using consolidated expense information, as well as regularly provided budgeted or forecasted expense information for the single operating segment.

The banking segment derives revenues from customers through fees and interest charged on lending, deposits, and investment products. The banking segment also derives revenue from various investments as permitted under sound banking practices. The majority of revenues are derived from fees and interest on loans.

Although the Company has a significant amount of long-term customers, there is no reliance or concentration related to any one customer. Even though the Company holds no reliance or concentration to any one customer, a concentration of deposit accounts with various public bodies, such as state or local municipalities, exists as described in Note 9, Deposits.

There have been no significant asset investments by the banking segment outside of any items included in the consolidated financial statements.

The following table reflects consolidated financial data of the Company's reportable segment for the years ended December 31, 2025, 2024 and 2023.

	Banking Segment		
	Dollars In Thousands		
	2025	**2024**	**2023**
Interest income	$ 326,187	284,116	222,583
Reconciliation of revenue			
Other revenues	31,270	28,954	28,289
Total consolidated revenues	$ 357,457	313,070	250,872
Less:			
Interest expense	130,611	126,809	83,679
Segment net interest income and noninterest income	$ 226,846	186,261	167,193
Less:			
Provision for credit losses - loans	7,145	5,192	6,300
Provision for credit losses - off-balance sheet exposures	(215)	(592)	(2,989)
Employee salaries and benefits	73,459	67,342	59,501
Data processing expenses	11,954	9,477	8,797
Occupancy expenses	6,425	5,733	6,532
Advertising & public relations expenses	4,812	3,512	3,714
Furniture and equipment expenses	2,885	3,038	3,225
FDIC insurance	3,656	3,129	3,120
Other segment items(a)	19,648	16,190	16,062
Income tax expense	21,353	16,576	13,939
Segment net earnings/consolidated net earnings	$ 75,724	56,664	48,992
Net (gain) attributable to noncontrolling interest	(25)	(134)	(54)
Net earnings attributable to Wilson Bank Holding Company	$ 75,699	56,530	48,938

	Banking Segment		
	Dollars in Thousands		
	2025	**2024**	**2023**
Reconciliation of net earnings			
Net earnings for reportable segment	$ 75,699	56,530	48,938
Other earnings	—	—	—
Net earnings attributable to Wilson Bank Holding Company	$ 75,699	56,530	48,938

	Banking Segment	
	Dollars in Thousands	
	2025	**2024**
Reconciliation of assets		
Total assets for reportable segment	$ 5,878,956	5,358,659
Other assets	—	—
Total consolidated assets	$ 5,878,956	5,358,659

(a)   Other segment items includes equity-based compensation, accounting, legal & consulting expenses, directors' fees, fees and licenses, telephone expenses, franchise tax, and other overhead expenses.

(25) Wilson Bank Holding Company -
Parent Company Financial Information

WILSON BANK HOLDING COMPANY
(Parent Company Only)
Balance Sheets
December 31, 2025 and 2024

	Dollars In Thousands	
	2025	**2024**
ASSETS		
Cash	$ 4,820 *	7,352 *
Investment in wholly-owned commercial bank subsidiary	578,499 *	474,092 *
Deferred income taxes	1,517	1,526
Refundable income taxes	783	443
Total assets	$ 585,619	483,413
LIABILITIES AND SHAREHOLDERS' EQUITY		
Other liabilities	$ 3,934	3,710
Total liabilities	3,934	3,710
Shareholders' equity:		
Common stock, par value $2.00 per share, authorized 50,000,000 shares, 12,145,641 and 11,876,770 shares issued and outstanding, respectively	24,291	23,754
Additional paid-in capital	170,546	150,739
Retained earnings	442,013	393,238
Noncontrolling interest in consolidated subsidiary	—	203
Accumulated other comprehensive losses, net of taxes of $19,519 and $31,217, respectively	(55,165)	(88,231)
Total shareholders' equity	581,685	479,703
Total liabilities and shareholders' equity	$ 585,619	483,413

* Eliminated in consolidation.

WILSON BANK HOLDING COMPANY
(Parent Company Only)
Statements of Earnings
Three Years Ended December 31, 2025

	Dollars In Thousands		
	2025	**2024**	**2023**
Income:			
Dividends from Wilson Bank (commercial bank subsidiary)	$ 6,100 *	12,000 *	2,500 *
Other income	—	—	—
	6,100	12,000	2,500
Expenses:			
Directors' fees	432	419	387
Other	2,287	1,817	1,747
	2,719	2,236	2,134
Income before Federal income tax benefits and equity in undistributed earnings of Wilson Bank	3,381	9,764	366
Federal income tax benefits	774	613	617
	4,155	10,377	983
Equity in undistributed earnings of Wilson Bank	71,544 *	46,153 *	47,955 *
Net earnings	$ 75,699	56,530	48,938

* Eliminated in consolidation.

WILSON BANK HOLDING COMPANY
(Parent Company Only)
Statements of Cash Flows
Three Years Ended December 31, 2025
Increase (Decrease) in Cash and Cash Equivalents

		Dollars In Thousands	
	2025	**2024**	**2023**
Cash flows from operating activities:			
Net earnings	$ 75,699	56,530	48,938
Adjustments to reconcile net earnings to net cash used in operating activities:			
Equity in earnings of commercial bank subsidiary	(77,644)	(58,153)	(50,455)
Decrease (increase) in refundable income taxes	(340)	42	53
Deferred tax expense (benefit)	9	(170)	(133)
Share based compensation expense	1,087	1,128	974
Increase in other liabilities	224	267	296
Total adjustments	(76,664)	(56,886)	(49,265)
Net cash used in operating activities	(965)	(356)	(327)
Cash flows from investing activities:			
Dividends received from commercial bank subsidiary	6,100	12,000	2,500
Net cash provided by investing activities	6,100	12,000	2,500
Cash flows from financing activities:			
Cash dividends paid on common stock	(8,326)	(5,820)	(4,324)
Forfeiture of performance stock units	2	—	—
Forfeiture of restricted stock units	3	—	—
Repurchase of common stock	—	(2,181)	—
Proceeds from exercise of stock options	654	575	1,044
Net cash used in financing activities	(7,667)	(7,426)	(3,280)
Net increase (decrease) in cash and cash equivalents	(2,532)	4,218	(1,107)
Cash and cash equivalents at beginning of year	7,352	3,134	4,241
Cash and cash equivalents at end of year	$ 4,820	$ 7,352	$ 3,134

(26) Quarterly Financial Data (Unaudited)

Selected quarterly results of operations for the four quarters ended December 31, 2025, 2024 and 2023 are as follows:

| | *(In Thousands, except per share data)* | | | | | | | | | | | |
| | 2025 | | | | 2024 | | | | 2023 | | | |
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$ 85,611	82,980	81,094	76,502	$ 76,415	73,814	68,945	64,942	$ 61,809	57,857	53,987	48,930
Interest expense	33,039	33,493	32,156	31,923	34,144	32,799	30,485	29,381	26,548	23,697	19,934	13,500
Net interest income	52,572	49,487	48,938	44,579	42,271	41,015	38,460	35,561	35,261	34,160	34,053	35,430
Provision for credit losses - loans	1,032	1,373	2,507	2,233	1,629	3,563	—	—	619	1,641	2,078	1,962
Earnings before income taxes	27,415	23,156	24,928	21,578	19,515	16,376	20,683	16,666	14,220	14,745	16,039	17,927
Net earnings attributable to Wilson Bank Holding Company	22,321	17,871	19,115	16,392	14,939	12,686	16,137	12,768	11,222	11,486	12,389	13,841
Basic earnings per common share	1.84	1.48	1.59	1.37	1.26	1.07	1.37	1.09	0.96	0.99	1.07	1.20
Diluted earnings per common share	1.83	1.47	1.59	1.37	1.26	1.07	1.37	1.08	0.95	0.98	1.07	1.20

(27) Revenue from Contracts with Customers

All of the Company's revenue from contracts with customers in the scope of ASC 606 is recognized within non-interest income. The following table presents the Company's sources of non-interest income for the periods presented. Items outside the scope of ASC Topic 606 are noted as such.

| | Years ended December 31, | | |
	2025	2024	2023
	(dollars in thousands)		
Fees and gains on sales of mortgage loans[1]	$ 2,336	$ 3,068	$ 2,635
Service charges on deposits	8,868	8,198	7,890
Debit and credit card interchange income, net	8,326	8,627	8,490
Brokerage income	10,015	8,562	7,184
BOLI and annuity earnings[1]	2,257	1,817	1,667
Loss on sale of securities, net[1]	(2,515)	(2,742)	(1,009)
Loss on sale of investment in joint venture[1]	(4)	—	—
Other non-interest income	1,987	1,424	1,432
Total non-interest income	$ 31,270	$ 28,954	$ 28,289

(1) Not within the scope of ASC Topic 606.

A description of the Company's revenue streams accounted for under ASC Topic 606 follows:

Service charges on deposit accounts - The Company earns fees on its deposit customers for transaction-based, account maintenance, and overdraft services. Transaction-based fees, which include services such as ATM usage fees, stop payment charges, statement rendering, and ACH fees are recognized at the time the transaction is executed and the Company fulfills the customer's request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Account maintenance fees are recognized in the same month the Company earns and satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer's account balance.

Debit and credit card interchange income, net - The Company earns interchange fees from debit and credit cardholder transactions conducted through the Mastercard payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder. Certain expenses directly associated with the debit and credit cards are recorded on a net basis with the interchange income.

Brokerage income - The Company earns fees from investment brokerage services provided to its customers through associates who are employed by both the Bank and a third-party service provider. The Company receives commissions from the third-party service provider on a bi-monthly basis based upon customer activity for the month. The fees are recognized monthly when the Company satisfies the performance obligation. Because the Company (1) acts as an agent in arranging the relationship between the customer and third-party service provider and (2) does not control the services rendered to the customer, investment brokerage fees are presented net of related servicing and administration costs.

__This financial information has not been reviewed for accuracy or relevance by the FDIC.__

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623 West Main Street
Lebanon, TN 37087
(615) 444-BANK (2265)

wilsonbank.com